
12026084


ACTIVISION
BLIZZARD

Innovation Drives Growth

2011 ANNUAL REPORT

Generating Another Record Year

$1.6B	RECORD REVENUE FROM DIGITAL CHANNELS[1]
30.3%	RECORD OPERATING MARGIN[2]
$0.165	RECORD DIVIDEND INCREASED 10% IN 2011
$0.93	RECORD EARNINGS PER SHARE[2]
50M	RECORD ONLINE MONTHLY ACTIVE USERS IN DEC. 2011

[1] *Represents Non-GAAP revenues from subscriptions and memberships, licensing royalties, value-added services, downloadable content, digitally distributed products, and wireless devices. For a full reconciliation see tables at the end of the annual report.*

[2] *Non-GAAP—for a full reconciliation see tables at the end of the annual report.*

Consistently Providing Innovative Entertainment Experiences


CALL OF DUTY
MW3

BEST SELLING VIDEO GAME EVER IN A SINGLE YEAR 2011.


SKYLANDERS
SPYRO'S ADVENTURE

ACTIVISION PUBLISHING'S LARGEST NEW IP LAUNCH EVER.


WORLD
WARCRAFT

#1 SUBSCRIPTION BASED MMORPG AS OF 12/31/11.


CALL·DUTY
ELITE

ONE OF THE FASTEST GROWING PREMIUM ONLINE SERVICES EVER CREATED.


CALL OF DUTY
MW3

Innovation Drove Record Earnings Per Share


$0.92
$0.33
$0.09
220%
CAGR
2009-2011
2009
2010
2011
— GAAP EARNINGS PER SHARE —
DILUTED
$0.93
$0.79
$0.69
16%
CAGR
2009-2011
2009
2010
2011
— NON-GAAP EARNINGS PER SHARE(1) —
DILUTED

(1)Non-GAAP—for a full reconciliation see tables at the end of the annual report.





Innovation Expanded Operating Margins to a New Record


27.9%
10.5%
(0.6%)
2,850
BASIS POINT
INCREASE
2009
2010
2011
— GAAP OPERATING MARGINS —
30.3%
28.5%
25.8%
450
BASIS POINT
INCREASE
2009
2010
2011
— NON-GAAP OPERATING MARGINS(1) —

(1)Non-GAAP—for a full reconciliation see tables at the end of the annual report.


DIABLO

Innovation Delivered Record Digital Revenues


29%
32%
34%
$1.64
BILLION
2009
2010
2011
— GAAP DIGITAL REVENUES —
AS PERCENTAGE OF TOTAL
27%
32%
35%
$1.56
BILLION
2009
2010
2011
— NON-GAAP DIGITAL REVENUES[1] —
AS PERCENTAGE OF TOTAL

[1]Non-GAAP—for a full reconciliation see tables at the end of the annual report.


CALL OF DUTY
ELITE

Innovation Creates Shareholder Value

$3.3B

FREE CASH FLOW[1]
2009–2011

$3.1B

CAPITAL RETURNED TO SHAREHOLDERS[2]
96% PAYOUT RATIO[3]
2009–2011

$3.5B

CASH AND INVESTMENTS[4]
AS OF DECEMBER 31, 2011

[1] *Free Cash Flow is a non-GAAP metric defined as Operating Cash Flow less Capital Expenditures. For a full reconciliation see tables at the end of the annual report.*

[2] *Dividends and share repurchases.*

[3] *Defined as dividends and share repurchases as a percentage of free cash flow.*

[4] *Includes short- and long-term investments.*


Innovation Drives our Growth,
Makes us Stronger than Ever



Dear Shareholders

In 2011, we achieved record financial results and released some of the very best games in our long history as game makers.

Creating great games that are commercially successful has allowed us to create incremental book value resulting in long-term capital appreciation for our investors. Over the past 20 years, we have doubled our revenues every four to five years and we have steadily increased our operating margins.

Based on the metric of growth in per-share book value, our 20-year results reflect an outperformance of the S&P 500 Index by an average of over 200 basis points per year, despite the fact that we now have a high payout ratio with regard to share repurchases and dividends. In that same period, our shareholders have been rewarded for our performance. The company's shares have appreciated at a double-digit compound average annual growth rate and have significantly outperformed the S&P 500.

As our company continues to grow, it will be hard to continue at these rates, but we intend to try as hard as we have for the last 20 years.

In 2011, we once again set operating margin and earnings per share records, as we have each year since our merger with Vivendi Games in 2008, and most years since 1991 when we acquired control of the company. On a GAAP basis, our net revenues were a record $4.8 billion and earnings per diluted share were $0.92. On a non GAAP basis, our net revenues were $4.5 billion and our earnings per diluted share were a record $0.93, which grew more than 17% year over year.

As measured by one of the most reliable benchmarks—operating margin—2011 was the best year in Activision Blizzard's history. As the #1 Western third-party interactive entertainment digital publisher, we delivered industry record GAAP and non-GAAP operating margins of 28% and 30%, respectively.

With better than expected net revenues, record earnings, record operating margins, and the generation of nearly $1 billion in operating cash flow, Activision Blizzard continues to raise the bar for industry success. Our record earnings per share performance in 2011 can be partially attributed to a lower tax rate and the impact of ongoing share repurchases. We would rather derive our overperformance from improvement in operating profit, as we have for most years, but the results were, nevertheless, very good and thoughtful non-operating activities and capital management can also create great value for our shareholders.

Our balance sheet has never been stronger and it allows us the ability to make investments in our future growth which we will continue to do with rigor and discipline. Our investment track record, both internally and as reflected by our merger and acquisition successes, is unmatched in our industry.

We will always prefer to invest our capital in ideas that help expand and grow our business. But, when we can't, we have other ways to return capital to our shareholders. We are the only Western independent interactive entertainment publisher to offer a cash dividend, which, as we announced in February 2012, was increased by 9% to $0.18 per share. We also continued to invest in ourselves and spent approximately $692 million to repurchase shares of our stock in 2011. From 2008 to 2011, we have returned $3.1 billion to shareholders in the form of dividends and share repurchases.

In 2011, we continued to invest in building our world-class entertainment brands by delivering great gaming experiences to our audiences. A few notable accomplishments this year:

- Activision® Publishing's ***Call of Duty®: Modern Warfare® 3*** was the biggest entertainment launch of all time, the third consecutive year a ***Call of Duty*** title has set the record. The game generated $1 billion in sales in just 16 days, to become the best-selling video game in a single year, surpassing prior records set by ***Call of Duty: Black Ops*** in 2010 and ***Call of Duty: Modern Warfare 2*** in 2009.
- Activision Publishing's innovative new online service, ***Call of Duty Elite***, which launched with ***Call of Duty: Modern Warfare 3*** is one of the fastest growing premium online services ever created. As of

January 2012, more than seven million gamers had registered for the service, which includes more than 1.5 million users who purchased premium annual memberships.

- ***Skylanders Spyro's Adventure***™, Activision Publishing's new intellectual property, became the best-selling children's video game of the year and the best-selling new intellectual property launch in Activision's history, including interactive toy and accessory pack sales.
- ***Blizzard Entertainment's World of Warcraft***® maintained its leadership position as the largest subscription-based massively multiplayer online role playing game (MMORPG) in the world ending the year with approximately 10.2 million subscribers.

Our continued success is the result of our extraordinarily talented employees around the world. They have unyielding respect for our players, believe in teamwork, excellence, growing brands into broad businesses, and building a company with enduring value. More than any other asset, it is their commitment, imagination, and intellectual and entrepreneurial talents, that will continue to drive our future accomplishments.

Active Vision

Over the past 20 years, technological advances have transformed interactive entertainment from a niche to a mainstream activity. The Internet continues to evolve both the delivery and capability of games, allowing consumers to play with and against friends, anytime, anywhere. And in recent years, we have seen consumers embrace new business models and platforms.

Our ability to combine innovation and inspired creativity with sound business strategies and operational excellence is a core strength of our people and our company.

Although the entertainment landscape has changed dramatically over the past two decades, four key principles continue to guide our success.

First, make great games.

Second, attract and retain the industry's best talent. Our performance-based rewards system gives our talented development teams creative autonomy and the resources they need to make the world's best interactive entertainment. Our culture is one of innovation—a continual search for finding better ways to surprise and delight our audiences. By anticipating and understanding our audiences' needs locally, as well as globally, we are able to create games that are redefining entertainment.

Third, we focus on the biggest opportunities that we believe will deliver immersive and exciting experiences for our players and the highest financial returns for shareholders. The momentum of our business is propelled by our ability to take our brands and services and turn them into engines of growth by leveraging new platforms and business models that enable gamers to enjoy games on their own terms—how they want, when they want, and where they want. We continue to grow our digital footprint globally, but are selective about the risks we take. We assess many ideas, but invest in few—preferring to enter categories, markets and genres where we can continue to extend our leadership position.

And lastly, we manage our finances to grow our business and deliver value directly to our shareholders. We maintain a lean structure, optimizing our costs and driving operational efficiencies throughout our organization. We make material investments, but do not overpay for acquisitions in the interest of buying growth at any cost and have developed a culture of prudent risk taking with serious financial accountability.

Delivering Compelling Entertainment

As gaming continues to enjoy broader appeal, the Internet will continue to transform interactive entertainment over the next few years and provides tremendous opportunities for publishers and service providers like Activision Blizzard. Today, we have some of the largest online player communities in the world with approximately 50 million monthly average users across all of our franchises. Through high-margin online offerings like subscription and membership-based services, digital downloads, virtual item sales and value-added services, we expect to deliver more value and choice to consumers than ever before, which in the future should result in broader adoption of our games and services.

Over the past three years, our company has evolved from a traditional video game publisher to become a leading digital entertainment provider. In 2011, revenues from digital channels were a record $1.6 billion and accounted for more than 34% of our company's total net revenues.

Today, Activision Publishing's *Call of Duty* is one of the largest entertainment franchises in the world and we have grown the brand every year for the past eight years. For 2011, ***Call of Duty: Modern Warfare 3*** was the best-selling game in the U.S. and Europe, and ***Call of Duty: Black Ops***, which was released in 2010, was still the #5 best-selling game.

According to Microsoft®, in 2011 ***Call of Duty: Modern Warfare 3*** was the most played game on Xbox LIVE®, ***Call of Duty: Black Ops*** was the second most played game on the service, and the two-year-old ***Call of Duty: Modern Warfare 2*** was the third most played game.

Additionally, the franchise is estimated to have had over 40 million monthly active users across five *Call of Duty* titles: ***Modern Warfare 3*** exceeded 20 million, ***Black Ops*** exceeded 10 million, ***Modern Warfare 2*** exceeded 5 million, and ***World at War***® and ***Modern Warfare***, which launched three and four years ago respectively, had more than 2.5 million active users combined.

In 2011, sales of downloadable content for the *Call of Duty* franchise set a new industry record. On a cumulative basis, sales of downloadable content for ***Call of Duty: Black Ops, Call of Duty: Modern Warfare 2*** and ***Call of Duty: World at War*** were equivalent to a top-five console title.

Bolstering the *Call of Duty* franchise, in November, Activision Publishing launched an innovative online service, ***Call of Duty Elite***, which has become the third-largest Western interactive entertainment subscription service, behind ***World of Warcraft*** and Xbox LIVE. Built to support ***Call of Duty: Modern Warfare 2***, ***Elite*** lets gamers improve their skills, form groups, and play together and compete for real world prizes. Through ***Call of Duty Elite***, players are able to interact with the game from a number of platforms—via web browsers, through game consoles, within the game interface and through mobile applications including custom applications for iOS and Android tablets and smart phones. As of April 2012, there were more than 1.8 million downloads of the *Call of Duty* mobile app.

We plan to continue to expand the *Call of Duty* franchise by entering new markets and establishing new business models. Our studio in Shanghai is working hard on our first, large-scale free-to-play microtransaction *Call of Duty* game for China, which is one of the largest and fastest growing markets in the world.

In addition to entering new markets, we are also launching new intellectual properties. In October of 2011, Activision Publishing launched ***Skylanders Spyro's Adventure*** which became the biggest new IP launch in the company's history and in North America ranked as the #10 best-selling title in dollars, including accessory packs and figures for calendar 2011. By pairing world-class character design, world-class video game design and world-class storytelling into one entertainment experience, ***Skylanders Spyro's Adventure*** created a whole new genre that bridges the gap between the real and virtual worlds.

Through an innovative use of technology, the game allows players to transport real-world toys into virtual worlds of adventure through the "Portal of Power." These toys with brains can come to life inside the game across multiple gaming platforms, as well as on handheld gaming devices, mobile devices and on the web, remembering achievements and level-ups wherever they go. The game delivers the first-ever cross-platform gameplay experience across the Xbox 360 video game and entertainment system from Microsoft, PlayStation®3 computer entertainment system, the Nintendo Wii™ and 3DS™, a variety of mobile devices, Windows PC and the web. As of February 2012, the Skylanders Universe web world had more than 1 million registered users.

Skylanders Spyro's Adventure marks a wholesale change in the interaction between toys and video games and has opened up a major new revenue stream for Activision Publishing. Globally, the toy industry worldwide represents an $80 billion dollar opportunity and in less than three months, the company sold more than 20 million *Skylanders* characters worldwide. We are very excited about the future opportunities for this new franchise and in February announced a new game for 2012: ***Skylanders GIANTS***™.

Today, we own some of the most valuable franchises in interactive entertainment, including Blizzard Entertainment's ***World of Warcraft***, which remains the #1 subscription-based MMORPG in the world. ***World of Warcraft*** is one of a handful of Western entertainment properties that has been successful in Asia. Blizzard's highly profitable subscription-based online model virtually eliminates piracy issues that have traditionally hindered Western entertainment companies in Asia and other emerging markets around the world. The game is available in 10 languages with an 11th, Italian, on the way.

In 2011, Blizzard launched ***StarCraft®II: Wings of Liberty***® and ***World of Warcraft: Cataclysm***® in China through its partnership with NetEase.com. Blizzard will continue to bring the game to new emerging markets. In December of 2011, Blizzard launched a Brazilian Portuguese localized version of ***World of Warcraft*** to the fast-growing Brazilian market.

World of Warcraft and ***StarCraft II*** are supported by the newest iteration of Blizzard's unique online platform Battle.net®, which allows players to communicate and collaborate across games while giving the company a way to interact with and support its players through direct digital sales, free trials, and value-added services. The deep integration of Battle.net within Blizzard games enables the development of unique, enriching services and features like the upcoming ***Diablo® III's*** auction house, which allows players to buy and sell in-game items using real-world currency. Battle.net also offers player leagues, ladders and achievement systems.

Our ability to deliver superior returns to our shareholders is based on our passion and dedication to bringing to market innovative new entertainment experiences that can create category-defining franchises. As we look at 2012 and beyond, we have an incredibly strong portfolio of games in development. In addition to expanding Activision Publishing's *Call of Duty* and *Skylanders* franchises, we also expect to deliver Bungie's next big action game universe to consumers. Additionally, Blizzard Entertainment is hard at work on several new projects including ***Diablo III, World of Warcraft: Mists of Pandaria***™, ***StarCraft II: Heart of the Swarm***™ and an all-new MMORPG.

We are as excited about our future now as we were twenty one years ago when we acquired control of the company. Today we may be more experienced, more mature and more capable of managing the volatility of our business, but we have the same excitement and enthusiasm that is a prerequisite for success in businesses like ours. While it may be more challenging to achieve financial performance as impressive as we have in the past, there are many positive trends that should enable us to continue delivering long-term growth to our shareholders, and we will continue to pursue these opportunities thoughtfully, aggressively, and responsibly, just as we have for over twenty years.

As outstanding as last year was, and the past has been, we believe the future has never been brighter. At a recent employee leadership offsite we hosted, I asked John Lasseter, the founder of Pixar, what he will miss most about Steve Jobs. Without missing a beat and with powerful emotion, he said, "No one raised the bar of excellence more than Steve. I will miss that most."

That unyielding commitment to excellence that Steve Jobs uniquely displayed drives us at Activision Blizzard.

We remain focused on driving innovation, imagination and finding new ways to serve our players, while rewarding our employees and shareholders, as we have for more than 20 years.

With appreciation,



Bobby Kotick
President and Chief Executive Officer,
Activision Blizzard



Brian Kelly
Co-Chairman of the Board,
Activision Blizzard

SELECTED FINANCIAL DATA

For accounting purposes, the Business Combination is treated as a "reverse acquisition," with Vivendi Games deemed to be the acquirer. The historical financial statements of Activision Blizzard, Inc. prior to July 9, 2008 are those of Vivendi Games, Inc. (see Note 1 of the Notes to Consolidated Financial Statements included in this Annual Report). Therefore, 2011, 2010, 2009 and 2008 financial data is not comparable with prior periods.

The following table summarizes certain selected consolidated financial data, which should be read in conjunction with our Consolidated Financial Statements and Notes thereto and with Management's Discussion and Analysis of Financial Condition and Results of Operations included elsewhere in this Annual Report. The selected consolidated financial data presented below at and for each of the years in the five-year period ended December 31, 2011 is derived from our Consolidated Financial Statements. All amounts set forth in the following tables are in millions, except per share data.

	For the Years Ended December 31,				
	2011	2010	2009	2008	2007
Statement of Operations Data:					
Net Revenues	$4,755	$4,447	$4,279	$3,026	$1,349
Net income (loss)	1,085	418[1]	113[2]	(107)	227
Basic net income (loss) per share[3]	0.93	0.34	0.09	(0.11)	0.38
Diluted net income (loss) per share[3]	0.92	0.33	0.09	(0.11)	0.38
Cash dividends declared per share[4]	0.165	0.15	—	—	—
Balance Sheet Data:					
Total assets	$13,277	$13,447	$13,742	$14,465	$879

(1) In the fourth quarter of 2010, we recorded $326 million of impairment charges within our Activision segment. These charges consisted of impairments of $67 million, $9 million and $250 million to license agreements, game engines and internally developed franchises intangible assets, respectively.

(2) In the fourth quarter of 2009, we recorded $409 million of impairment charges within our Activision segment. These charges consisted of impairments of $24 million, $12 million and $373 million to license agreements, game engines and internally developed franchise intangible assets, respectively.

(3) *Stock Split*—In July 2008, the Board of Directors declared a two-for-one split of our outstanding shares of common stock effected in the form of a stock dividend. The stock dividend was issued on September 5, 2008 to shareholders of record at the close of business on August 25, 2008.

(4) *Cash Dividends*—On February 9, 2012, our Board of Directors declared a cash dividend of $0.18 per share to be paid on May 16, 2012 to shareholders of record at the close of business on March 21, 2012. On February 9, 2011, our Board of Directors declared a cash dividend of $0.165 per share to be paid on May 11, 2011 to shareholders of record at the close of business on March 16, 2011. On February 10, 2010, our Board of Directors declared a cash dividend of $0.15 per common share payable on April 2, 2010 to shareholders of record at the close of business on February 22, 2010. Future dividends will depend upon our earnings, financial condition, cash requirements, future prospects and other factors deemed relevant by our Board of Directors. There can be no assurances that dividends will be declared in the future. Prior to the cash dividend declared in February 2010, the Company had never paid a cash dividend.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Business Overview

Activision Blizzard, Inc. is a worldwide online, personal computer ("PC"), console, handheld, and mobile game publisher. The terms "Activision Blizzard," the "Company," "we," "us," and "our" are used to refer collectively to Activision Blizzard, Inc. and its subsidiaries. Based upon our organizational structure, we conduct our business through three operating segments as follows:

Activision Publishing, Inc.

Activision Publishing, Inc. ("Activision") is a leading international developer and publisher of interactive software products and content. Activision develops games based on both internally-developed and licensed intellectual property. Activision markets and sells games it develops and, through our affiliate label program, games developed by certain third-party publishers. We sell games both through retail channels and by digital download. Activision currently offers games that operate on the Sony Computer Entertainment, Inc. ("Sony") PlayStation 3 ("PS3"), Nintendo Co. Ltd. ("Nintendo") Wii ("Wii"), and Microsoft Corporation ("Microsoft") Xbox 360 ("Xbox 360") console systems; the Nintendo Dual Screen handheld game systems; the PC; Apple iOS devices and other handheld and mobile devices.

Blizzard Entertainment, Inc.

Blizzard Entertainment, Inc. ("Blizzard") is the leader in the subscription- based massively multi-player online role-playing game ("MMORPG") category in terms of both subscriber base and revenues generated through its World of Warcraft franchise, which it develops, supports, and hosts. Blizzard also develops, markets and sells role-playing action and strategy PC-based computer games, including games in the multiple-award winning Diablo® and StarCraft® franchises. Blizzard also maintains a proprietary online-game related service, Battle.net®. Blizzard distributes its products and generates revenues worldwide through various means, including: subscriptions (which consist of fees from individuals playing *World of Warcraft*®, prepaid cards and other value-added service revenues such as realm transfers, faction changes, and other character customizations within the *World of Warcraft* gameplay); retail sales of physical "boxed" products; online download sales of PC products; and licensing of software to third-party or related party companies that distribute *World of Warcraft* and *StarCraft*.

Activision Blizzard Distribution

Activision Blizzard Distribution ("Distribution") consists of operations in Europe that provide warehousing, logistical, and sales distribution services to third-party publishers of interactive entertainment software, our own publishing operations, and manufacturers of interactive entertainment hardware.

Business Results and Highlights

In 2011, Activision Blizzard's consolidated net revenues were $4.8 billion and consolidated net income was $1.1 billion, resulting in diluted earnings per common share of $0.92. The Company grew net revenues, operating income, and earnings per share as compared to 2010. We also generated $952 million in cash from operating activities in 2011. Net revenues from digital online channels (as defined later in this filing) increased 14% year-over-year to $1.6 billion, accounting for 34% of the Company's total consolidated net revenues.

Also, according to The NPD Group with respect to North America, Charttrack and Gfk with respect to Europe, and Microsoft, Sony and Activision Blizzard internal estimates, during 2011:

- Activision Publishing was the #1 console and handheld publisher in the U.S. and Europe for the fourth quarter of 2011 and the #1 console and handheld publisher in the U.S. for the calendar year.

- For the calendar year, in aggregate across all platforms in North America and Europe, Activision Publishing's *Call of Duty*®*: Modern Warfare 3*® was the #1 best-selling title in dollars, and *Call of Duty: Black Ops*® was the #5 best-selling title in dollars.

- In North America and Europe, including accessory packs and figures, *Skylanders Spyro's Adventure*™ was the #8 best-selling game in dollars for the fourth quarter of 2011 and the #1 selling kids' title in dollars for the calendar year. Additionally, in North America, including accessory packs and figures, *Skylanders Spyro's Adventure* was the #10 best-selling title in dollars for the calendar year.

- For the calendar year, Blizzard Entertainment had two top-10 PC games in North America and Europe with *StarCraft II: Wings of Liberty®* and *World of Warcraft: Cataclysm®*.

Additional Highlights

On February 2, 2012, our Board of Directors authorized a new stock repurchase program under which we may repurchase up to $1 billion of our common stock, on terms and conditions to be determined by the Company, during the period between April 1, 2012 and the earlier of March 31, 2013 or a determination by the Board of Directors to discontinue the repurchase program.

On February 9, 2012, the Board of Directors declared a cash dividend of $0.18 per common share to be paid on May 16, 2012 to shareholders of record at the close of business on March 21, 2012.

On February 3, 2011, our Board of Directors authorized a new stock repurchase program (the "2011 Stock Repurchase Program") under which we may repurchase up to $1.5 billion of our common stock until the earlier of March 31, 2012 or a determination by the Board of Directors to discontinue the repurchase program. As of December 31, 2011, we have repurchased 59 million shares of common stock under this program at an aggregate purchase price of approximately $670 million. Additionally, in January 2012, we settled the purchase of 1 million shares of our common stock that we had committed to repurchase in December 2011 pursuant to the 2011 Stock Repurchase Program for $12 million. In January 2011, we settled a $22 million purchase of 1.8 million shares of our common stock that we had agreed to repurchase in December 2010 pursuant to a stock repurchase program under which, until December 31, 2010, we were authorized to repurchase up to $1 billion of our common stock.

On February 9, 2011, the Board of Directors declared a cash dividend of $0.165 per common share to be paid on May 11, 2011 to shareholders of record at the close of business on March 16, 2011. On May 11, 2011, we made an aggregate cash dividend payment of $192 million to such shareholders. On August 12, 2011, we made dividend equivalent payments of $2 million related to this cash dividend to the holders of restricted stock units.

Product Release Highlights

The following games, among other titles, were released during the year ended December 31, 2011:

Activision:

- *Cabela's® Adventure Camp*
- *Cabela's® Big Game Hunter™ 2012*
- *Cabela's® Big Game Hunter™ Hunting Party*
- *Cabela's® Survival: Shadows of Katmai™*
- *Call of Duty: Black Ops* content packs
- *Call of Duty Elite*
- *Call of Duty: Modern Warfare 3*
- *GoldenEye 007™: Reloaded*
- *Lego Star Wars III* (a Lucas Arts title)
- *Nascar® The Game 2011™*
- *Rapala® for Kinect™*
- *Skylanders Spyro's Adventure*
- *Spiderman: Edge of Time*
- *Transformers™: Dark of the Moon™*
- *X-Men: Destiny*
- *Wipeout: In the Zone*
- *Wipeout: Season 2*

In 2011, we launched *Skylanders Spyro's Adventure,* a game that combines the use of toys with video games, delivering a new game play experience to our audiences. We also debuted *Call of Duty Elite,* a digital service that provides both free and paid subscription-based content and features for the Call of Duty franchise.

In March 2012, Activision expects to release the first *Call of Duty Modern Warfare 3 Content Collection,* a compilation of content previously released to *Call of Duty Elite* premium members, on the Xbox 360. In April 2012, we also plan to release *Prototype® 2,* the sequel to our popular open-world action game that was originally released in 2009.

Recently, Blizzard has announced its intention to ship *Diablo III* in the second quarter of 2012, released a trailer showcasing the multiplayer aspect of its *StarCraft II* expansion, *Heart of the Swarm,* and announced plans for the fourth *World of Warcraft* expansion pack—*World of Warcraft: Mists of Pandaria.* In addition to developing these games, Blizzard is currently developing a new massive multiplayer online game.

International Operations

International sales are a fundamental part of our business. Net revenues from international sales accounted for approximately 50%, 46%, and 48% of our total consolidated net revenues for the years ended December 31, 2011, 2010 and 2009, respectively. We maintain significant operations in the United States ("U.S."), Canada, the United Kingdom ("U.K."), France, Germany, Ireland, Italy, Sweden, Spain, the Netherlands, Australia, South Korea and China. An important element of our strategy is to develop content locally that is specifically directed toward local cultures and customs to succeed internationally. Our international business is subject to risks typical of an international business, including, but not limited to, foreign currency exchange rate volatility. Accordingly, our future results could be materially and adversely affected by changes in foreign currency exchange rates.

Management's Overview of Business Trends

Online Content and Digital Downloads

We provide our products through both the retail channel and through digital online delivery methods. Many of our video games that are available through retailers as physical "boxed" software products, such as DVDs, are also available through direct digital download over the Internet (both from websites that we own and sites owned by third parties). We also offer downloadable content as add-ons to our products (*e.g.*, new multi-player content packs). Such digital online-delivered content is generally offered to consumers for a one-time fee.

We also offer subscription-based services for *World of Warcraft*, which are digitally delivered and hosted by Blizzard's proprietary online-game related service, Battle.net. In November 2011, we launched *Call of Duty Elite*, a digital service that provides both free and paid subscription-based content and features for the Call of Duty franchise. Digital revenues have become an increasingly important part of our business and we continue to focus on and develop products that can be delivered via digital online channels. We currently define digital online channel-related sales as revenues from subscriptions and memberships, licensing royalties, value-added services, downloadable content, digitally distributed products and wireless devices. This definition may differ from that used by our competitors or other companies.

We experienced year-over-year growth of net revenues from the digital channel as a percentage of our total net revenues. For the year ended December 31, 2011, our sales through the digital channel grew by $200 million, as compared to 2010. Furthermore our net revenues from digital online channels represent 34% of our total consolidated net revenues in 2011 as compared to 32% in 2010. Based on our internal estimates, industry sales through digital channel in 2011 were up double digits as compared to 2010. These estimates indicate that the increase in revenues from the digital channel more than offset the weakness in the retail channel, resulting in an increase in revenues in the total video games market of 7% year-over-year. We include downloadable games and content, massively multiplayer online subscriptions and value-added services, membership revenues and mobile and social games in our estimates of revenues from this digital channel.

Please refer to the reconciliation between GAAP and non-GAAP financial measures later in this document for further discussions of retail and digital channels.

Conditions in the Retail Distribution Channels

Conditions in the retail channel of the video game industry remained challenging through 2011. In the U.S. and Europe, retail sales within the industry experienced a decrease of 5% for the year ended December 31, 2011, as compared to 2010, according to The NPD Group, Charttrack and Gfk. The majority of the overall decline is attributable to the reduced demand for Nintendo Wii and handheld platform products, which declined by 20% year-over-year, while sales for high-definition platforms (*i.e.*, Xbox 360 and PS3) increased by 9% in that same period, according to The NPD Group, Charttrack and Gfk. Our results have been less impacted by the overall decline in retail software sales than the industry as a whole. This is primarily due to the concentration of our more focused slate of titles on products for high-definition platforms and an increasing portion of our revenues coming from digital channels.

Current Generation of Game Consoles

The current generation of game consoles began with Microsoft's launch of the Xbox 360 in 2005, and continued in 2006 when Sony and Nintendo launched the PS3 and the Wii, respectively. Overall console sales remained strong in 2011, with an installed base of current generation hardware (i.e. Xbox 360, PS3 and Wii) in the U.S. and Europe of approximately 166 million units as of December 31, 2011, as compared to 138 million units at December 31, 2010, representing an increase of 20% in units year-over-year, according to The NPD Group, with respect to North America, and Charttrack and Gfk, with respect to Europe. The installed base of PS3 and Xbox 360 hardware units increased 27% year-over-year, while the installed base of Wii hardware units increased 13% year-over-year. Nintendo announced in June 2011 that they expect to release a new high-definition version "next generation" console, the Wii U, during the 2012 holiday season. We continually monitor game console sales when managing our product delivery on each platform in a manner we believe to be most effective to maximize our revenue opportunities and achieve the desired return on our investments in product development.

Concentration of Top Titles

The concentration of retail revenues among key core titles has continued as a trend in the overall interactive software industry. According to The NPD Group, the top 10 titles accounted for 26% of the sales in the U.S. video game industry in 2011 as compared to 23% in 2010. Similarly, a significant portion of our revenues has historically been derived from video games based on a few popular franchises and these video games are responsible for a disproportionately high percentage of our profits. For example, the three key franchises of Call of Duty, World of Warcraft, and Skylanders accounted for approximately 73% of our net revenues, and a significantly higher percentage of our operating income, in 2011. We expect that a limited number of popular franchises will continue to produce a disproportionately high percentage of the industry and our revenues and profits.

Seasonality

The interactive entertainment industry is highly seasonal. We have historically experienced our highest sales volume in the year-end holiday buying season, which occurs in the fourth quarter. We defer the recognition of a significant amount of net revenue related to our software titles containing online functionality that constitutes a more-than-inconsequential separate service deliverable over an extended period of time (i.e., typically six months to less than a year). As a result, the quarter in which we generate the highest sales volume may be different than the quarter in which we recognize the highest amount of net revenue. Our results can also vary based on, but not limited to, a number of factors such as, title release date, consumer demand, market conditions and shipment schedule.

Consolidated Statements of Operations Data

The following table sets forth consolidated statements of operations data for the periods indicated in dollars and as a percentage of total net revenues (amounts in millions):

	For the Years Ended December 31,					
	2011		2010		2009	
Net revenues:						
Product sales	$3,257	68%	$3,087	69%	$3,080	72%
Subscription, licensing, and other revenues	1,498	32	1,360	31	1,199	28
Total net revenues	4,755	100	4,447	100	4,279	100
Costs and expenses:						
Cost of sales—product costs	1,134	24	1,350	31	1,432	33
Cost of sales—online subscriptions	238	5	241	5	212	5
Cost of sales—software royalties and amortization	218	5	338	8	348	8
Cost of sales—intellectual property licenses	165	3	197	4	315	7
Product development	646	14	635	14	627	15
Sales and marketing	545	11	516	12	544	13
General and administrative	456	10	375	8	395	9
Impairment of intangible assets	—	—	326	7	409	10
Restructuring	25	—	—	—	23	1
Total costs and expenses	3,427	72	3,978	89	4,305	101
Operating income (loss)	1,328	28	469	11	(26)	(1)
Investment and other income, net	3	—	23	1	18	1
Income (loss) before income tax expense	1,331	28	492	12	(8)	—
Income tax expense (benefit)	246	5	74	2	(121)	(3)
Net income	$1,085	23%	$418	10%	$113	3%

Operating Segment Results

Our operating segments are consistent with our internal organizational structure, the manner in which our operations are reviewed and managed by our Chief Executive Officer, who is our Chief Operating Decision Maker ("CODM"), the manner in which operating performance is assessed and resources are allocated, and the availability of separate financial information. We do not aggregate operating segments.

The CODM reviews segment performance exclusive of the impact of the change in deferred net revenues and related cost of sales with respect to certain of our online-enabled games, stock-based compensation expense, restructuring expense, amortization of intangible assets and impairment of intangible assets, and goodwill. The CODM does not review any information regarding total assets on an operating segment basis, and accordingly, no disclosure is made with respect thereto. Information on the operating segments and reconciliations of total segment net revenues and total segment income (loss) from operations to consolidated net revenues and income (loss) before income tax expense from external customers for the years ended December 31, 2011, 2010, and 2009 are presented in the table below (amounts in millions).

	For the Years Ended December 31,				
	2011	2010	2009	Increase/ (decrease) 2011 v 2010	Increase/ (decrease) 2010 v 2009
Segment net revenues:					
Activision	$2,828	$2,769	$3,156	$59	$(387)
Blizzard	1,243	1,656	1,196	(413)	460
Distribution	418	378	423	40	(45)
Operating segment net revenue total	4,489	4,803	4,775	(314)	28
Reconciliation to consolidated net revenues:					
Net effect from deferral of net revenues	266	(356)	(497)	622	141
Other	—	—	1	—	(1)
Consolidated net revenues	$4,755	$4,447	$4,279	$308	$168
Segment income from operations:					
Activision	$851	$511	$663	$340	$(152)
Blizzard	496	850	555	(354)	295
Distribution	11	10	16	1	(6)
Operating segment income from operations total	1,358	1,371	1,234	(13)	137
Reconciliation to consolidated operating income (loss) and consolidated income (loss) before income tax expense:					
Net effect from deferral of net revenues and related cost of sales	183	(319)	(383)	502	64
Stock-based compensation expense	(103)	(131)	(154)	28	23
Restructuring	(26)	(3)	(23)	(23)	20
Amortization of intangible assets	(72)	(123)	(259)	51	136
Impairment of goodwill/intangible assets	(12)	(326)	(409)	314	83
Integration and transaction costs	—	—	(24)	—	24
Other	—	—	(8)	—	8
Consolidated operating income (loss)	1,328	469	(26)	859	495
Investment and other income, net	3	23	18	(20)	5
Consolidated income (loss) before income tax expense	$1,331	$492	$(8)	$839	$500

For better understanding of the differences in presentation between our segment results and the consolidated results, the following explains the nature of each reconciling item.

Net Effect from Deferral of Net Revenues and Related Cost of Sales

We have determined that some of our game's online functionality represents an essential component of gameplay and as a result a more-than-inconsequential separate deliverable. As such, we are required to recognize the revenues of these game titles over the estimated service periods, which may range from a minimum of five months to a maximum of less than a year. The related cost of sales is deferred and recognized as the related revenues are recognized. In the table on the previous page, we present the amount of net revenues and related cost of sales separately for each period as a result of the accounting treatment.

Stock-Based Compensation Expense

We expense our stock-based awards using the grant date fair value over the vesting periods of the stock awards. In the case of liability awards, the liability is subject to revaluation based on the stock price at the end of the relevant period. Included within stock-based compensation are the net effects of capitalization, deferral, and amortization.

Restructuring

On February 3, 2011, the Company's Board of Directors authorized a restructuring plan (the "2011 Restructuring") involving a focus on the development and publication of a reduced slate of titles on a going-forward basis, including the discontinuation of the development of music-based games, the closure of the related business unit and the cancellation of other titles then in production, along with a related reduction in studio headcount and corporate overhead. The costs related to the 2011 Restructuring activities included severance costs, facility exit costs, and exit costs from the cancellation of projects. The 2011 Restructuring charges for the year ended December 31, 2011 were $25 million, which is reflected in a separate caption "Restructuring expenses" on our consolidated statement of operations. The 2011 Restructuring was completed as of December 31, 2011 and we do not expect to incur significant additional restructuring expenses relating thereto.

In 2008, we implemented an organizational restructuring plan as a result of the Business Combination. This organizational restructuring was to integrate different operations and to streamline the combined Activision Blizzard organization. The costs related to the restructuring activities included severance costs, facility exit costs, write offs of assets and liabilities and exit costs from the cancellation of projects. For the year ended December 31, 2011, expense related to the organizational restructuring was $1 million and has been reflected in the "General and administrative expense" in the consolidated statement of operations. The organizational restructuring activities as a result of the Business Combination were completed as of December 31, 2011 and we do not expect to incur additional restructuring expenses relating thereto.

Amortization of Intangible Assets

All of our intangible assets are the result of the Business Combination and other acquisitions. We amortize the intangible assets over their estimated useful lives based on the pattern of consumption of the underlying economic benefits. The amount presented in the table represents the effect of the amortization of intangible assets as well as other purchase price accounting adjustments, where applicable, in our consolidated statements of operations.

Impairment of Goodwill/Intangible Assets

We recorded a non-cash charge of $12 million related to the impairment of goodwill of our Distribution reporting unit for the year ended December 31, 2011, reflecting a continuing shift in the distribution of interactive entertainment software from retail distribution channels to digital distribution channels. Furthermore, we recorded a non-cash impairment charge on finite-lived intangible assets of $326 million and $409 million for the years ended December 31, 2010 and 2009, respectively, reflecting a continuing weaker environment for the casual game and music genres.

Integration and Transaction Costs

These costs were incurred to effect the Business Combination and included activities such as merging systems and streamlining the business processes of the combined company of Activision Blizzard. We do not expect any further costs relating to this item going forward as we have completed our integration and transaction activities.

Segment Net Revenues

Activision

Activision's net revenues increased for 2011 as compared to 2010, primarily due to:

- Strong performance from *Call of Duty: Modern Warfare 3,* which was released in the fourth quarter of 2011;
- Strong digital performance from the increased sales of downloadable content packs associated with *Call of Duty: Black Ops* that were released in 2011 as compared to the downloadable content packs associated with *Call of Duty: Modern Warfare 2®* that were released in 2010;

- The release of *Skylanders Spyro's Adventure* in the fourth quarter of 2011;

- The release of *Lego Star Wars III*, which we published on behalf of Lucas Arts in Europe and certain countries in Asia Pacific; and

- Benefits from foreign exchange as compared to the prior year.

The increases were partially offset by lower revenues as a result of:

- The more focused release schedule in 2011 than in 2010. In 2011, Activision released nine key titles as compared to the release of twelve key titles in 2010; and

- Lower catalogue sales of games in the music and casual games genre.

For 2010, net revenues from the Activision segment decreased as compared to 2009 primarily due to:

- The release of fewer key titles in 2010 than in 2009 and weaker sales of games in the music and casual genres. In 2010, Activision released twelve key titles compared to the release of sixteen key titles in 2009; and

- *Blur* and *Singularity*, two new intellectual properties that were released in the second quarter of 2010, had only limited market success. While establishing successful new intellectual properties has always been difficult, the economic environment made it particularly challenging in 2010.

The decreases were partially offset by the:

- Strong performance from *Call of Duty: Black Ops,* which was released in the fourth quarter of 2010;

- Continued strong performance of *Call of Duty: Modern Warfare 2,* which was released in November 2009; and

- The launch of *Call of Duty: Modern Warfare 2* downloadable content packs in 2010.

Blizzard

Blizzard's net revenues decreased for 2011 as compared to 2010, primarily due to:

- No new titles released in 2011 as compared to 2010 when *World of Warcraft: Cataclysm* was released in the fourth quarter of 2010 and *StarCraft II: Wings of Liberty* was released in the third quarter of 2010; and

- A decline in *World of Warcraft's* subscriber base during 2011. With the launch of *World of Warcraft: Cataclysm*, in the fourth quarter of 2010, the subscriber base reached a new peak at more than 12 million subscribers at December 31, 2010. Since that time, the subscriber base has trended downward, and was approximately 10.2 million subscribers at December 31, 2011.

These decreases were partially offset by benefits from foreign exchange as compared to prior year.

Blizzard's net revenues increased for 2010 as compared to 2009 primarily as a result of:

- The release of *World of Warcraft: Cataclysm* in the fourth quarter of 2010;

- The release of *StarCraft II: Wings of Liberty* in the third quarter of 2010;

- Growth in sales of value-added services related to *World of Warcraft*;

- The China region business being back "on line" for the full year of 2010; and

- The successful launch of *World of Warcraft: Wrath of the Lich King* in China in August 2010.

Distribution

Distribution's net revenues increased in 2011 as compared to 2010, primarily due to additional customer sales opportunities in the U.K. and benefits from foreign exchange as compared to prior year.

Distribution's net revenues decreased in 2010 as compared to 2009, primarily due to the weakness in the interactive software industry in the U.K., resulting in lower sales from U.K. independent retailers and warehousing services.

Segment Income from Operations

Activision

Activision's operating income increased in 2011 as compared to 2010, primarily due to:

- A more focused release of products that delivered higher operating margins;
- Increased digital sales of Call of Duty's digital content, resulting in high operating margins; and
- Reduction of operating expenses resulting from the restructuring activities implemented in 2011.

These positive impacts on operating income were partially offset by:

- An increase in sales and marketing expenses to support the launch of *Skylanders Spyro's Adventure, Call of Duty: Modern Warfare 3* and *Call of Duty Elite*; and
- Additional litigation activities and settlement of lawsuits.

Activision's operating income decreased in 2010 as compared to 2009, primarily due to:

- The release of fewer key titles in 2010 than in 2009 and weaker sales of games in the music and casual genres;
- Limited market success of two new intellectual properties, *Blur* and *Singularity*; and
- Higher inventory obsolescence of peripherals and write offs as a result of cancellations of certain titles (*e.g.*, a Guitar Hero title that had been planned for release in 2011 and *True Crime: Hong Kong*).

These negative impacts on operating income were partially offset by:

- Stronger performance from our *Call of Duty* franchise in both retail and digital channels;
- A positive shift in the sales mix to higher-margin digital products;
- Lower sales and marketing expenses as a result of fewer releases; and
- Savings realized from headcount reductions within certain administrative functions in the first quarter of 2010.

Blizzard

Blizzard's operating income decreased for 2011 as compared to 2010 primarily due to lower revenues as described above.

These negative impacts on operating income were partially offset by:

- A decrease in sales and marketing expenses, as higher sales and marketing expenses were incurred in 2010 to support the release of *World of Warcraft: Cataclysm* in the fourth quarter and *StarCraft II: Wings of Liberty* in the third quarter; and

- Lower customer support costs incurred.

Blizzard's operating income increased for 2010 as compared to 2009 primarily due to:

- The release of *World of Warcraft: Cataclysm* in the fourth quarter of 2010 and *StarCraft II: Wings of Liberty* in the third quarter of 2010;

- An increase in sales of value-added services related to *World of Warcraft*; and

- The China region business being back "on line" for full year of 2010 and the successful launch of *World of Warcraft: Wrath of the Lich King* in China in August 2010.

Non-GAAP Financial Measures

The analysis of revenues by distribution channel is presented both on a GAAP (including the impact from change in deferred revenues) and non-GAAP (excluding the impact from change in deferred revenues) basis. We use this non-GAAP measure internally when evaluating our operating performance, when planning, forecasting and analyzing future periods, and when assessing the performance of our management team. We believe this is appropriate because this non-GAAP measure enables an analysis of performance based on the timing of actual transactions with our customers, which is consistent with the way the Company is measured by investment analysts and industry data sources, and facilitates comparison of operating performance between periods. In addition, excluding the impact from change in deferred net revenue provides a much more timely indication of trends in our sales and other operating results. While we believe that this non-GAAP measure is useful in evaluating our business, this information should be considered as supplemental in nature and is not meant to be considered in isolation from, as a substitute for, or as more important than, the related financial information prepared in accordance with GAAP. In addition, this non-GAAP financial measure may not be the same as any non-GAAP measure presented by another company. This non-GAAP financial measure has limitations in that it does not reflect all of the items associated with our GAAP revenues. We compensate for the limitations resulting from the exclusion of the change in deferred revenues by considering the impact of that item separately and by considering our GAAP, as well as non-GAAP, revenues.

Results of Operations—Years Ended December 31, 2011, 2010, and 2009

Non-GAAP Financial Measures

We currently define digital online channels-related sales as revenues from subscriptions and memberships, licensing royalties, value-added services, downloadable content, digitally distributed products, and wireless devices.

The following table provides reconciliation between GAAP and non-GAAP net revenues by distribution channel for the years ended December 31, 2011, 2010, and 2009 (amounts in millions):

	For the Years Ended December 31,						
	2011	2010	2009	Increase/ (decrease) 2011 v 2010	Increase/ (decrease) 2010 v 2009	% Change 2011 v 2010	% Change 2010 v 2009
GAAP net revenues by distribution channel							
Retail channels	$2,697	$2,629	$2,622	$68	$7	3%	—%
Digital online channels	1,640	1,440	1,234	200	206	14	17
Total Activision and Blizzard	4,337	4,069	3,856	268	213	7	6
Distribution	418	378	423	40	(45)	11	(11)
Total consolidated GAAP net revenues	4,755	4,447	4,279	308	168	7	4
Change in deferred net revenues							
Retail channels	(185)	251	457	(436)	(206)	(174)	(45)
Digital online channels	(81)	105	39	(186)	66	(177)	169
Total changes in deferred net revenues	(266)	356	496	(622)	(140)	(175)	(28)
Non-GAAP net revenues by distribution channel							
Retail channels	2,512	2,880	3,079	(368)	(199)	(13)	(6)
Digital online channels	1,559	1,545	1,273	14	272	1	21
Total Activision and Blizzard	4,071	4,425	4,352	(354)	73	(8)	2
Distribution	418	378	423	40	(45)	11	(11)
Total non-GAAP net revenues(1)	$4,489	$4,803	$4,775	$(314)	$28	(7)%	1%

(1) Total non-GAAP net revenues presented also represents our total operating segment net revenues.

The increase in GAAP net revenues from digital online channels for 2011 as compared to 2010 was primarily due to the continuing success of the Call of Duty franchise, including the stronger performance and greater number of downloadable content packs associated with *Call of Duty: Black Ops* released in 2011 versus *Call of Duty: Modern Warfare 2* in the prior year, and a higher number of full game downloads from the Call of Duty catalogue titles. In addition, revenues generated from the World of Warcraft franchise, particularly from the digital release of *World of Warcraft: Cataclysm* in December 2010, as well as the digital release of *StarCraft II: Wings of Liberty* in July 2010, resulted in more deferred revenues recognized in 2011 as compared to 2010. The increase in GAAP net revenues from retail channels for 2011 as compared to 2010 was the result of the continued strong performance of the Call of Duty franchise as described above, recognition of deferred revenues from the 2010 launches of *StarCraft II: Wings of Liberty* and *World of Warcraft: Cataclysm*, and revenues generated from the launch of *Skylanders Spyro's Adventure*, partially offset by the release of fewer key titles.

The decrease in non-GAAP net revenues from retail channels for 2011 as compared to 2010 was the result of our more focused slate, with the release of fewer key titles, and lower revenues generated from the casual "value" titles. The decrease was partially offset by the continued strong performance of the Call of Duty franchise and revenues generated from *Skylanders Spyro's Adventure*. The increase in non-GAAP net revenues from digital online channels for 2011 as compared to 2010 was attributable to the stronger performance and greater number of downloadable content packs associated with *Call of Duty: Black Ops* released in 2011 versus *Call of Duty: Modern Warfare 2* in the prior year, and a higher number of full game downloads from the Call of Duty catalogue titles. This increase was partially offset by the unfavorable impact of the decrease in *World of Warcraft*'s subscriber base, the decrease of full game downloads of *World of Warcraft: Cataclysm,* which was released in December 2010, and *StarCraft II: Wings of Liberty,* which was released in July 2010.

The increase in both GAAP and non-GAAP net revenues from digital online channels for 2010 as compared to 2009 was mainly due to the increase in revenues from the *World of Warcraft*'s value-added services, revenues from the sales of downloadable content packs associated with *Call of Duty: Modern Warfare 2* in 2010, the full game downloads of *StarCraft II: Wings of Liberty* in July 2010, and the release of *World of Warcraft: Cataclysm* in December 2010. The decrease in non-GAAP net revenues from retail channels for 2010 as compared to 2009 was primarily due to the fewer key titles releases and the weaker sales of games in the music and casual genres.

Consolidated Results

Net Revenues by Geographic Region

The following table details our consolidated net revenues by geographic region for the years ended December 31, 2011, 2010, and 2009 (amounts in millions):

	For the Years ended December 31,						
	2011	2010	2009	Increase/ (decrease) 2011 v 2010	Increase/ (decrease) 2010 v 2009	% Change 2011 v 2010	% Change 2010 v 2009
Geographic region net revenues:							
North America	$2,405	$2,409	$2,217	$(4)	$192	—%	9%
Europe	1,990	1,743	1,798	247	(55)	14	(3)
Asia Pacific	360	295	263	65	32	22	12
Total geographic area net revenues	4,755	4,447	4,278	308	169	7	4
Other	—	—	1	—	(1)	—	(100)
Consolidated net revenues	$4,755	$4,447	$4,279	$308	$168	7%	4%

The (increase)/decrease in deferred revenues by geographic region for the years ended December 31, 2011, 2010, and 2009 was as follows (amounts in millions):

	For the Years Ended December 31,				
	2011	2010	2009	(Increase)/ Decrease 2011 v 2010	(Increase)/ Decrease 2010 v 2009
Deferred revenues by geographic region:					
North America	$154	$(166)	$(241)	$320	$75
Europe	104	(159)	(224)	263	65
Asia Pacific	8	(31)	(32)	39	1
Total change in deferred revenues by geographic region	266	(356)	(497)	622	141
Other	—	—	1	—	(1)
Total impact on consolidated net revenues	$266	$(356)	$(496)	$622	$140

Consolidated net revenues from Europe and Asia Pacific increased in 2011 as compared to 2010, primarily due to the continued success of Call of Duty catalogue titles, stronger performance of downloadable content packs associated with *Call of Duty: Black Ops* and the release of *World of Warcraft: Cataclysm* and *StarCraft II: Wings of Liberty* in 2010, all of which resulted in increased revenues recognized in 2011 as compared to 2010. Further, the launch of *Skylanders Spyro's Adventure* and the increase in Distribution segment revenues in Europe contributed to the increase in consolidated net revenues. These increases were partially offset by the additional deferral of revenues as a result of greater sales from the launch of *Call of Duty: Modern Warfare 3* in November 2011.

Consolidated net revenues from North America decreased slightly in 2011 as compared to 2010, primarily due to the decrease in net revenues from music and casual titles and the greater sales from the launch of *Call of Duty: Modern Warfare 3* which resulted in additional deferral of revenues. These decreases were almost entirely offset by the continued success of Call of Duty catalogue titles, stronger performance of downloadable content packs associated with *Call of Duty: Black Ops*, the releases of *World of Warcraft: Cataclysm* and *StarCraft II: Wings of Liberty* in 2010, and the launch of *Skylanders Spyro's Adventure*, all of which resulted in increased revenues recognized in 2011 as compared to 2010.

The releases of *Call of Duty: Black Ops, World of Warcraft: Cataclysm* and *StarCraft II: Wings of Liberty* in 2010 were the primary reason why more deferred revenues were recognized during the year ended December 31, 2011 as compared to the same period on 2010 across all regions. This increase in the recognition of deferred revenues was partially offset by greater revenues deferred in 2011 as a result of the better performance of *Call of Duty: Modern Warfare 3,* as compared to *Call of Duty: Black Ops.*

Consolidated net revenues increased in North America and Asia Pacific in 2010 as compared to the same period in 2009, primarily due to the success of the *Call of Duty* franchise, particularly the release of *Call of Duty: Black Ops* in the fourth quarter of 2010 and the continued strong performance of *Call of Duty: Modern Warfare 2* during the year, the release of *World of Warcraft: Cataclysm* and *StarCraft II: Wings of Liberty* in the fourth and third quarters of 2010, respectively, and higher revenues from sales of *World of Warcraft's* value-added services. The increase in consolidated net revenues in Asia Pacific was also attributable to the China region business being back "on line" for the full year of 2010 and its continued growth with the successful launch of *World of Warcraft: Wrath of the Lich King* in China in August 2010. The increase in consolidated net revenues for North America was partially offset by the impact of fewer titles released in 2010 and the weaker sales of games in the music and casual genres. Consolidated net revenues in Europe decreased in 2010 as compared to 2009, primarily as a result of unfavorable foreign exchange effects and the decrease in sales of games in the music and casual genres. These decreases were partially offset by the strong performance of the *Call of Duty* franchise in Europe, the release of *World of Warcraft: Cataclysm* and *StarCraft II* and continued growth in *World of Warcraft's* value-added services.

The greater success of *Call of Duty: Black Ops* sales at its initial launch compared to *Call of Duty: Modern Warfare 2* sales at its initial launch is the primary reason that less revenue was deferred during 2010 as compared to 2009. This decrease in deferred revenue was partially offset by the additional deferral of revenue as a result of the release of *World of Warcraft: Cataclysm* and value-added services in the fourth quarter of 2010.

Foreign Exchange Impact

Changes in foreign exchange rates had a positive impact of approximately $100 million and a negative impact of $54 million on Activision Blizzard's net revenues in 2011 and 2010, respectively. The change is primarily due to the year-over-year movements of the British pound, euro and Australian dollar average rates relative to the U.S. dollar.

Net Revenues by Platform

The following table details our net revenues by platform and as a percentage of total consolidated net revenues for the years ended December 31, 2011, 2010, and 2009 (amounts in millions):

	Year Ended December 31, 2011	% of total consolidated net revs.	Year Ended December 31, 2010	% of total consolidated net revs.	Year Ended December 31, 2009	% of total consolidated net revs.	Increase/ (decrease) 2011 v 2010	Increase/ (decrease) 2010 v 2009
Platform net revenues:								
Online subscriptions*	$1,357	29%	$1,230	28%	$1,248	29%	$127	$(18)
PC and other	374	8	325	7	164	4	49	161
Console								
Sony PlayStation 3	935	20	854	19	584	14	81	270
Sony PlayStation 2	13	—	35	1	174	4	(22)	(139)
Microsoft Xbox 360	1,140	24	1,033	23	857	19	107	176
Nintendo Wii	351	7	408	9	584	14	(57)	(176)
Total console	2,439	51	2,330	52	2,199	51	109	131
Handheld	167	3	184	4	244	6	(17)	(60)
Total platform net revenues	4,337	91	4,069	91	3,855	90	268	214
Distribution	418	9	378	9	423	10	40	(45)
Other	—	—	—	—	1	—	—	(1)
Total consolidated net revenues	$4,755	100%	$4,447	100%	$4,279	100%	$308	$168

* Revenue from online subscriptions consists of revenue from all *World of Warcraft* products, including subscriptions, boxed products, expansion packs, licensing royalties, and value-added services.

Deferred revenues by platform for the years ended December 31, 2011, 2010, and 2009 was as follows (amounts in millions):

	Years Ended December 31,				
	2011	2010	2009	(Increase) Decrease 2011 v 2010	(Increase) Decrease 2010 v 2009
Deferred revenues by platform:					
Online subscriptions	$202	$(191)	$93	$393	$(284)
PC and other	75	(81)	(49)	156	(32)
Console					
Sony PlayStation 3	(36)	(77)	(259)	41	182
Microsoft Xbox 360	(43)	(15)	(284)	(28)	269
Nintendo Wii	66	16	2	50	14
Total console	(13)	(76)	(541)	63	465
Nintendo Dual Screen	2	(8)	—	10	(8)
Other	—	—	1	—	(1)
Total impact on consolidated net revenues	$266	$(356)	$(496)	$622	$140

Net revenues from online subscriptions increased in 2011 as compared to 2010, primarily driven by the recognition of deferred revenues from the release of *World of Warcraft: Cataclysm* in December 2010 and from the sales of *World of Warcraft's* value-added services, partially offset by the unfavorable impact of *World of Warcraft*'s declining subscriber base. Net revenues from PC and other increased in 2011 as compared to 2010, primarily due to the launch of *Skylanders Spyro's Adventure*, particularly on the sale of toys that are used with the video game, and continued success of Call of Duty franchise titles. The increase was partially offset by lower revenues from music and causal titles and no major release for PC and other platform in 2011 as compared to 2010, when *StarCraft II: Wings of Liberty* was released. Net revenues from Sony PlayStation 3 and Microsoft Xbox 360 increased in 2011 as compared to 2010, primarily due to the launch of *Skylanders Spyro's Adventure*, the continued success of the Call of Duty franchise, and downloadable content packs associated with *Call of Duty: Black Ops* as compared to the downloadable content packs associated with *Call of Duty: Modern Warfare 2*. The increase was partially offset by the strong consumer demand at launch in November 2011 for *Call of Duty: Modern Warfare 3*, which resulted in additional deferral of revenues. Net revenues from the Nintendo Wii and handheld systems decreased due to the release of fewer key titles than in 2010, and lower catalogue sales of games in the music and casual games genres in 2011 as compared to 2010.

Net revenues from online subscriptions decreased slightly in 2010 as compared to 2009, primarily as a result of lower deferred and boxed revenue recognized in 2010 due to the timing of expansion pack releases by Blizzard. While the *World of Warcraft: Wrath of the Lich King* expansion pack launched in the fourth quarter of 2008 resulted in significant deferred revenues that were recognized in 2009, the *World of Warcraft: Cataclysm* expansion pack launched in the fourth quarter of 2010 resulted in a lower percentage of deferred revenue recognized in 2010, with the majority of deferred revenues to be recognized in 2011. This decrease in revenue was partially offset by higher revenues from sales of *World of Warcraft*'s value-added services. Net revenues from PC and other platform increased in 2010 as compared to 2009, primarily as a result of the release of *StarCraft II: Wings of Liberty*. Net revenues from Sony PlayStation 3 and Microsoft Xbox 360 increased in 2010 as compared to 2009, primarily as a result of the success of the Call of Duty franchise, in particular the strength of *Call of Duty: Modern Warfare 2* and its associated map packs in downloadable content digital formats, and the strong consumer demand for *Call of Duty: Black Ops*. Sony PlayStation 2 platform revenues continued to decline due to fewer titles published on this platform given the aging lifecycle of the Sony PlayStation 2 platform as consumers are now almost fully transitioned to the current-generation platforms. Net revenues from Nintendo Wii decreased in 2010 as compared to 2009, primarily due to the weakness in the sales in casual and music genres. Net revenues from handheld systems decreased for the same period primarily as a result of alternative handheld devices such as Apple's iPhone, Apple's iPad and other mobile devices, as well as general weakness in the casual titles.

Costs and Expenses

Cost of Sales

The following table details the components of cost of sales in dollars and as a percentage of total consolidated net revenues for the years ended December 31, 2011, 2010, and 2009 (amounts in millions):

	Year Ended December 31, 2011	% of consolidated net revs.	Year Ended December 31, 2010	% of consolidated net revs.	Year Ended December 31, 2009	% of consolidated net revs.	Increase (Decrease) 2011 v 2010	Increase (Decrease) 2010 v 2009
Product costs	$1,134	24%	$1,350	31%	$1,432	33%	$(216)	$(82)
Online subscriptions	238	5	241	5	212	5	(3)	29
Software royalties and amortization	218	5	338	8	348	8	(120)	(10)
Intellectual property licenses	165	3	197	4	315	7	(32)	(118)

Total cost of sales decreased in 2011 as compared to 2010, primarily due to:

- The continued change in mix for products with fewer hardware peripherals, and accordingly lower product costs;
- An increasing number of products distributed through digital online channels;
- A decrease in inventory obsolescence charges, as the prior year included higher inventory obsolescence charges relating to peripherals;
- A decrease in amortization of capitalized software development and intellectual property license costs as we had fewer titles released during 2011; and
- A decrease in amortization of intangible assets.

These decreases in cost of sales were partially offset by:

- More deferred costs recognized, consistent with more deferred revenues recognized, during 2011 as compared to 2010; and
- Higher product costs from our higher Distribution segment revenues.

Total cost of sales decreased in 2010 as compared to 2009, primarily due to:

- The change in business mix for products with fewer hardware peripherals, and accordingly lower product costs;
- A greater share of revenues generated by the Blizzard segment, which has a lower overall cost of sales; and
- Lower intellectual property license expenses due to weaker sales of games in the music and casual games genres, selling more of our owned titles rather than affiliated titles and the decrease in amortization of intangible assets.

These decreases in cost of sales were partially offset by:

- The stronger performance of the Call of Duty franchise and the release of *StarCraft II: Wings of Liberty* and *World of Warcraft: Cataclysm* and the resulting increase in product costs;
- More deferred costs recognized consistent with more deferred revenues recognized, during 2010 as compared to 2009;

- Higher inventory obsolescence charges relating to peripherals; and
- Costs related to our continued focus on customer service for our *World of Warcraft* subscribers.

Product Development (amounts in millions)

	Year Ended December 31, 2011	% of consolidated net revs.	Year Ended December 31, 2010	% of consolidated net revs.	Year Ended December 31, 2009	% of consolidated net revs.	Increase (Decrease) 2011 v 2010	Increase (Decrease) 2010 v 2009
Product development............	$646	14%	$635	14%	$627	15%	$11	$8

For 2011, product development costs increased slightly as compared to 2010, principally due to lower capitalization of our overall product development costs related to future titles and higher accrued studio-related bonuses. This increase in product development expense was partially offset by the benefits realized from our 2011 Restructuring, which involved a focus on reducing the number of titles in development and publication, including the discontinuation of the development of music-based games. Additionally, product development costs in 2011 included amounts written off due to the cancellation of a future game under development; however, such write off was slightly less than 2010.

For 2010, product development costs increased as compared to 2009, mainly due to the write off of capitalized software development costs of cancelled titles, primarily a Guitar Hero title that had been planned for 2011 and *True Crime: Hong Kong*. This increase in product development expense was partially offset by lower stock-based compensation expense and the benefits realized from headcount reductions at certain Activision studios, primarily in the first quarter of 2010, to align the Company's resources with its product slate.

Sales and Marketing (amounts in millions)

	Year Ended December 31, 2011	% of consolidated net revs.	Year Ended December 31, 2010	% of consolidated net revs.	Year Ended December 31, 2009	% of consolidated net revs.	Increase (Decrease) 2011 v 2010	Increase (Decrease) 2010 v 2009
Sales and marketing	$545	11%	$516	12%	$544	13%	$29	$(28)

Sales and marketing expenses increased in 2011 as compared to 2010, primarily due to increased spending on sales and marketing activities to support the launch of *Skylanders Spyro's Adventure*, *Call of Duty: Modern Warfare 3* and *Call of Duty Elite* in the fourth quarter of 2011.

Sales and marketing expenses decreased in 2010 as compared to 2009, primarily as a result of a reduction in the number of major titles released in 2010 versus 2009. This decrease in sales and marketing expenses was partially offset by higher expenditures in connection with continued marketing support for the Call of Duty and World of Warcraft franchises, and the launch of *StarCraft II: Wings of Liberty*.

General and Administrative (amounts in millions)

	Year Ended December 31, 2011	% of consolidated net revs.	Year Ended December 31, 2010	% of consolidated net revs.	Year Ended December 31, 2009	% of consolidated net revs.	Increase (Decrease) 2011 v 2010	Increase (Decrease) 2010 v 2009
General and administrative..............	$456	10%	$375	8%	$395	9%	$81	$(20)

General and administrative expenses increased in 2011 as compared to 2010, primarily due to higher legal expenses incurred from additional litigation activities and settlement of lawsuits, the impairment of our Distribution segment's goodwill and higher depreciation expense and facilities costs.

General and administrative expenses in 2010 decreased as compared to 2009, primarily due to favorable foreign exchange effects and lower stock-based compensation expense. These factors were partially offset by higher accrued bonuses and legal expenses.

Impairment of Intangible Assets (amounts in millions)

	Year Ended December 31, 2011	% of consolidated net revs.	Year Ended December 31, 2010	% of consolidated net revs.	Year Ended December 31, 2009	% of consolidated net revs.	Increase (Decrease) 2011 v 2010	Increase (Decrease) 2010 v 2009
Impairment of intangible assets	$—	—%	$326	7%	$409	10%	$(326)	$(83)

In the fourth quarter of 2010, as a result of the franchise and industry results of the holiday season, we significantly revised our outlook for retail sales of software. With the impact of the continued economic downturn on our industry in 2010 and the change in the buying habits of casual consumers, we reassessed our overall expectations. We considered these economic changes during our 2011 planning process that was conducted during the months of November and December, which resulted in a strategy change to, among other things, focus on fewer title releases in the casual and music genres. As a result, we updated our future projected revenue streams for our franchises in the casual and music genres. We performed recoverability and, where applicable, impairment tests on the related intangible assets in accordance with ASC Subtopic 360-10. Based on the analysis performed, we recorded impairment charges of $67 million, $9 million and $250 million to license agreements, game engines and internally developed franchises intangible assets, respectively, for 2010 within our Activision segment. See Note 11 of the Notes to Consolidated Financial Statements included in this Annual Report for additional information regarding the determination of the impairment charges recorded for the year ended December 31, 2010.

In the fourth quarter of 2009, we recorded impairment charges of $24 million, $12 million and $373 million to license agreements, game engines and internally developed franchises intangible assets, respectively, for 2009 within our Activision segment.

Restructuring (amounts in millions)

	Year Ended December 31, 2011	% of consolidated net revs.	Year Ended December 31, 2010	% of consolidated net revs.	Year Ended December 31, 2009	% of consolidated net revs.	Increase (Decrease) 2011 v 2010	Increase (Decrease) 2010 v 2009
Restructuring	$25	—%	$—	—%	$23	1%	$25	$(23)

On February 3, 2011, the Company's Board of Directors authorized the 2011 Restructuring, which involved a focus on the development and publication of a reduced slate of titles on a going-forward basis, including the discontinuation of the development of music-based games, the closure of the related business unit and the cancellation of other titles then in production, along with a related reduction in studio headcount and corporate overhead. The costs related to the 2011 Restructuring activities included severance costs, facility exit costs, and exit costs from the cancellation of projects. The 2011 Restructuring was completed as of December 31, 2011 and we do not expect to incur significant additional restructuring expenses relating thereto. See Note 7 of the Notes to Consolidated Financial Statements included in this Annual Report for more detail and a roll forward of the restructuring liability that includes the beginning and ending liability, costs incurred, cash payments and non-cash write downs.

In 2008, we implemented an organizational restructuring plan as a result of the Business Combination. This organizational restructuring was to integrate different operations and to streamline the combined Activision Blizzard organization. The restructuring activities included severance costs, facility exit costs, write offs of assets and liabilities and exit costs from the cancellation of projects. At December 31, 2010, we had completed our organizational restructuring activities as a result of the Business Combination. Restructuring expenses during year ended December 31, 2011 and 2010 associated to this plan were immaterial and were recorded within the general and administrative expense in our consolidated statements of operations.

Investment and Other Income, Net (amounts in millions)

	Year Ended December 31, 2011	% of consolidated net revs.	Year Ended December 31, 2010	% of consolidated net revs.	Year Ended December 31, 2009	% of consolidated net revs.	Increase (Decrease) 2011 v 2010	Increase (Decrease) 2010 v 2009
Investment and other income, net	$3	—%	$23	1%	$18	1%	$(20)	$5

Investment and other income, net decreased in 2011 as compared to 2010. During 2011, we recorded higher yields generated from our cash and investment balances which was partially offset by a higher realized loss from foreign exchange contracts as compared to 2010. Further, the majority of the investment and other income, net in 2010 related to the reduction in fair value of a financial liability relating to a contingent earn-out liability from a previous acquisition and there was no such item during 2011.

Investment and other income, net increased in 2010 as compared to 2009, primarily as a result of a reduction in fair value of a financial liability relating to a contingent earn-out liability from a previous acquisition. This increase was partially offset by lower investment income due to lower interest rates.

Income Tax Expense (Benefit) (amounts in millions)

	Year Ended December 31, 2011	% of Pretax income	Year Ended December 31, 2010	% of Pretax income	Year Ended December 31, 2009	% of Pretax income	Increase (Decrease) 2011 v 2010	Increase (Decrease) 2010 v 2009
Income tax expense (benefit)	$246	18.5%	$74	15.0%	$(121)	NM%	$172	$195

For 2011, the company's income before income tax expense was $1.331 billion. Our income tax expense of $246 million resulted in an effective tax rate of 18.5%. The difference between our effective tax rate and the U.S. statutory tax rate of 35% is due to earnings taxed at lower rates in foreign jurisdictions, recognition of federal and California research and development credits, the federal domestic production deduction and a favourable impact from discrete items recognized in connection with the filing of our 2010 tax returns.

In 2010, the company's income before income tax expense was $492 million. Our income tax expense of $74 million resulted in an effective tax rate of 15.0%. Our effective tax rate was lower than the U.S. federal statutory tax rate primarily due to earnings taxed at lower rates in foreign jurisdictions, recognition of federal and California research and development credits and the federal domestic production deduction.

In 2011 and 2010, our U.S. income before income tax expense was $623 million and $228 million, respectively, and comprised 47% and 46%, respectively, of our consolidated income before income tax expense. In 2011 and 2010, the foreign income before income tax expense was $708 million and $264 million, respectively, and comprised 53% and 54%, respectively, of our consolidated income before income tax expense. In 2011 and 2010, the impact of earnings taxed at lower rates in foreign jurisdictions versus our U.S. federal statutory tax rate was 15% and 22%, respectively.

In 2009, the company recognized a loss before income tax benefit of $8 million. Included in the results was an impairment of intangible assets totaling $409 million, which was one of the primary reasons for the overall loss before income tax benefit for the year. Furthermore, the impact of income tax benefits of $121 million recognized for the year resulted in net income of $113 million, and consequently an effective tax rate was not meaningful. Overall, our 2009 income taxes benefited from earnings taxed at lower rates in foreign jurisdictions, recognition of federal and California research and development credits, the federal domestic production deduction and a benefit from reductions in our valuation allowances.

The IRS is currently examining the company's federal tax returns for the 2009 tax year. The company also has several state and non-U.S. audits pending. Although the final resolution of the company's global tax disputes is uncertain, based on current information, in the opinion of the company's management, the ultimate resolution of these matters will not have a material adverse effect on the company's consolidated financial position, liquidity or results of operations. However, an unfavorable resolution of the company's global tax disputes could have a material adverse effect on the company's business and results of operations in the period in which the matters are ultimately resolved.

A more detailed analysis of the differences between the U.S. federal statutory rate and the consolidated effective tax rate, as well as other information about our income taxes, is provided in Note 15 of the Notes to Consolidated Financial Statements included in this Annual Report.

Foreign Exchange Impact

Changes in foreign exchange rates had a positive impact of $49 million and a negative impact of $10 million on Activision Blizzard's consolidated operating income in 2011 and 2010, respectively. The change is primarily due to the strengthening of the British pound, euro and Australian dollar average rates relative to the U.S. dollar.

Liquidity and Capital Resources

Sources of Liquidity (amounts in millions)

	For the Years Ended December 31,		
	2011	2010	Increase (Decrease) 2011 v 2010
Cash and cash equivalents	$3,165	$2,812	$353
Short-term investments	360	696	(336)
	$3,525	$3,508	$17
Percentage of total assets	27%	26%	

	For the Years Ended December 31,				
	2011	2010	2009	Increase (Decrease) 2011 v 2010	Increase (Decrease) 2010 v 2009
Cash flows provided by operating activities	$952	$1,376	$1,183	$(424)	$193
Cash flows provided by (used in) investing activities	266	(312)	(443)	578	131
Cash flows used in financing activities	(808)	(1,053)	(949)	245	(104)
Effect of foreign exchange rate changes	(57)	33	19	(90)	14
Net increase (decrease) in cash and cash equivalents	$353	$44	$(190)	$309	$234

Cash Flows Provided by Operating Activities

For 2011, the primary drivers of cash flows provided by operating activities included the collection of customer receivables generated by the sale of our products and digital and subscription revenues, partially offset by payments to vendors for the manufacture, distribution and marketing of our products, payments to third-party developers and intellectual property holders, tax liabilities, and payments to our workforce. A significant operating use of our cash relates to our continued focus on customer service for our subscribers, and investment in software development and intellectual property licenses.

Cash flows provided by operating activities were lower for 2011 as compared to 2010. Our source of cash inflow varies with our release schedule. For example, Blizzard's two major releases of *StarCraft II* and *World of World: Cataclysm* during 2010 contributed to the higher cash inflow for 2010 as compared to 2011 as there was no major current year releases from Blizzard. The lower cash from operating activities was also attributable to the increased use of cash in our operations, such as for inventory, the payment of taxes, restructuring expenses, and operating expenses for which we had previously accrued.

Cash Flows Provided by (Used in) Investing Activities

The primary drivers of cash flows from investing activities have typically included capital expenditures, acquisitions and the net effect of purchases and sales/maturities of short-term investments. Cash flows provided by investing activities were higher for 2011 as compared to 2010, primarily due to increased proceeds from the maturity of investments, decreased purchases of short-term investments and lower capital expenditures. Proceeds from the maturity of investments were $740 million, the majority of which consisted of U.S. treasury and other government agency securities, while the purchase of short-term investments totaled $417 million and capital expenditures, primarily related to property and equipment, were $72 million.

Cash Flows Used in Financing Activities

The primary drivers of cash flows used in financing activities have historically related to transactions involving our common stock, including the issuance of shares of common stock to employees, payment of dividends and the repurchase of our common stock. We have not utilized debt financing as a source of cash flows. Cash flows used in financing activities for the year ended December 31, 2011 primarily reflected payment of a cash dividend and dividend equivalents totaling $194 million to holders of our common stock and restricted stock units. In addition, cash flows used in financing activities for the year ended December 31, 2011 reflect the repurchase of 59 million shares of our common stock for an aggregate of $670 million under the 2011 Stock Repurchase Program and the purchase of 1.8 million shares of our common stock for $22 million under the stock repurchase program authorized by our Board of Directors on February 10, 2010, which expired on December 31, 2010.

The repurchases and dividend payments were partially offset by $54 million of proceeds from the issuance of shares of our common stock to employees in connection with stock option exercises. Cash flows used in financing activities were lower for 2011 as compared to 2010, primarily due to decreased share repurchase activities.

Other Liquidity and Capital Resources

In addition to cash flows provided by operating activities, our primary source of liquidity was $3.5 billion of cash and cash equivalents and short-term investments at December 31, 2011. With our cash and cash equivalents and expected cash flows provided by operating activities, we believe that we have sufficient liquidity to meet daily operations for the foreseeable future. We also believe that we have sufficient working capital ($2.8 billion at December 31, 2011) to finance our operational requirements for at least the next twelve months, including purchases of inventory and equipment, the development, production, marketing and sale of new products, the provision of customer service for our subscribers, the acquisition of intellectual property rights for future products from third parties, and to fund our stock repurchase program and dividends.

As of December 31, 2011, the amount of cash and cash equivalents held outside of the U.S. by our foreign subsidiaries was $1.6 billion, compared with $1.2 billion as of December 31, 2010. If these funds are needed in the future for our operations in the U.S., we would accrue and pay the required U.S. taxes to repatriate these funds. However, our intent is to permanently reinvest these funds outside of the U.S. and our current plans do not demonstrate a need to repatriate them to fund our U.S. operations.

Capital Expenditures

We made capital expenditure of $72 million in 2011. In 2012, we anticipate total capital expenditures of approximately $100 million. Capital expenditures are expected to be primarily for computer hardware and software purchases.

Commitments

In the normal course of business, we enter into contractual arrangements with third-parties for non-cancelable operating lease agreements for our offices, for the development of products, and for the rights to intellectual property. Under these agreements, we commit to provide specified payments to a lessor, developer or intellectual property holder, as the case may be, based upon contractual arrangements. The payments to third-party developers are generally conditioned upon the achievement by the developers of contractually specified development milestones. Further, these payments to third-party developers and intellectual property holders typically are deemed to be advances and are recoupable against future royalties earned by the developer or intellectual property holder based on the sale of the related game. Additionally, in connection with certain intellectual property rights acquisitions and development agreements, we commit to spend specified amounts for marketing support for the related game(s) which is to be developed or in which the intellectual property will be utilized. Assuming all contractual provisions are met, the total future minimum commitments for these and other contractual arrangements in place at December 31, 2011 are scheduled to be paid as follows (amounts in millions):

	Contractual Obligations(1)			
	Facility and equipment leases	Developer and IP	Marketing	Total
For the year ending December 31,				
2012	33	108	32	173
2013	30	49	—	79
2014	27	16	—	43
2015	18	—	—	18
2016	15	—	—	15
Thereafter	60	—	—	60
Total	183	173	32	388

(1) We have omitted uncertain income tax liabilities from this table due to the inherent uncertainty regarding the timing of potential issue resolution. Specifically, either the underlying positions have not been fully developed enough under audit to quantify at this time or the years relating to the issues for certain jurisdictions are not currently under audit. At December 31, 2011, we had $154 million of unrecognized tax benefits.

Off-balance Sheet Arrangements

At December 31, 2011 and 2010, Activision Blizzard had no significant relationships with unconsolidated entities or financial parties, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes, that have or are reasonably likely to have a material future effect on our financial condition, changes in financial condition, revenues or expenses, results of operation, liquidity, capital expenditures, or capital resources.

Financial Disclosure

We maintain internal control over financial reporting, which generally includes those controls relating to the preparation of our financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). We also are focused on our "disclosure controls and procedures," which as defined by the Securities and Exchange Commission (the "SEC") are generally those controls and procedures designed to ensure that financial and non-financial information required to be disclosed in our reports filed with the SEC is reported within the time periods specified in the SEC's rules and forms, and that such information is communicated to management, including our principal executive and financial officers, as appropriate, to allow timely decisions regarding required disclosure.

Our Disclosure Committee, which operates under the Board-approved Disclosure Committee Charter and Disclosure Controls & Procedures Policy, includes senior management representatives and assists executive management in its oversight of the accuracy and timeliness of our disclosures, as well as in implementing and evaluating our overall disclosure process. As part of our disclosure process, senior finance and operational representatives from all of our corporate divisions and business units prepare quarterly reports regarding their current quarter operational performance, future trends, subsequent events, internal controls, changes in internal controls and other accounting and disclosure relevant information. These quarterly reports are reviewed by certain key corporate finance executives. These corporate finance representatives also conduct quarterly interviews on a rotating basis with the preparers of selected quarterly reports. The results of the quarterly reports and related interviews are reviewed by the Disclosure Committee. Finance representatives also conduct reviews with our senior management team, our legal counsel and other appropriate personnel involved in the disclosure process, as appropriate. Additionally, senior finance and operational representatives provide internal certifications regarding the accuracy of information they provide that is utilized in the preparation of our periodic public reports filed with the SEC. Financial results and other financial information also are reviewed with the Audit Committee of the Board of Directors on a quarterly basis. As required by applicable regulatory requirements, the principal executive and financial officers review and make various certifications regarding the accuracy of our periodic public reports filed with the SEC, our disclosure controls and procedures, and our internal control over financial reporting. With the assistance of the Disclosure Committee, we will continue to assess and monitor, and make refinements to, our disclosure controls and procedures, and our internal control over financial reporting.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The impact and any associated risks related to these policies on our business operations are discussed throughout Management's Discussion and Analysis of Financial Condition and Results of Operations where such policies affect our reported and expected financial results. The estimates discussed below are considered by management to be critical because they are both important to the portrayal of our financial condition and results of operations and because their application places the most significant demands on management's judgment, with financial reporting results relying on estimates about the effect of matters that are inherently uncertain. Specific risks for these critical accounting estimates are described in the following paragraphs.

Revenue Recognition including Revenue Arrangements with Multiple Deliverables

On January 1, 2011, we adopted amendments to an accounting standard related to revenue recognition for arrangements with multiple deliverables (which standard, as amended, is referred to herein as the "new accounting principles"). The new accounting principles establish a selling price hierarchy for determining the selling price of a deliverable and require the application of the relative selling price method to allocate the arrangement consideration to each deliverable in a multiple deliverables revenue arrangement. Certain of our revenue arrangements have multiple deliverables and, as such, are accounted for under the new accounting principles. These revenue arrangements include product sales consisting of both software and hardware deliverables (such as peripherals or other ancillary collectors' items sold together with physical "boxed" software) and our sales of World of Warcraft boxed products, expansion packs and value-added services, each of which is considered with the related subscription services for these purposes. Our assessment of deliverables and units of accounting does not change under the new accounting principles.

Pursuant to the guidance of ASU 2009-13, when a revenue arrangement contains multiple elements, such as hardware and software products, licenses and/or services, we allocate revenue to each element based on a selling price hierarchy. The selling price for a deliverable is based on its vendor-specific-objective-evidence ("VSOE") if it is available, third-party evidence ("TPE") if VSOE is not available, or best estimated selling price ("BESP") if neither VSOE nor TPE is available. In multiple element arrangements where more-than-incidental software deliverables are included, revenue is allocated to each separate unit of accounting for each of the non-software deliverables and to the software deliverables as a group using the relative selling prices of each of the deliverables in the arrangement based on the aforementioned selling price hierarchy. If the arrangement contains more than one software deliverable, the arrangement consideration allocated to the software deliverables as a group is then allocated to each software deliverable using the guidance for recognizing software revenue.

As noted above, when neither VSOE nor TPE is available for a deliverable, we use BESP. We do not have significant revenue arrangements that require BESP for the year ended December 31, 2011. The inputs we use to determine the selling price of our significant deliverables include the actual price charged by the Company for a deliverable that the Company sells separately, which represents the VSOE, and the wholesale prices of the same or similar products, which represents TPE. The pattern and timing of revenue recognition for deliverables and allocation of the arrangement consideration did not change upon the adoption of the new accounting principles. Also, the adoption of the new accounting standard has not had a material impact on our financial statements in the current period.

Overall, we recognize revenue from the sale of our products upon the transfer of title and risk of loss to our customers and once any performance obligations have been completed. Certain products are sold to customers with a street date (i.e., the earliest date these products may be sold by retailers). For these products we recognize revenue on the later of the street date or the sale date. Revenue from product sales is recognized after deducting the estimated allowance for returns and price protection.

For our software products with online functionality, we evaluate whether those features or functionality are more than an inconsequential separate deliverable in addition to the software product. This evaluation is performed for each software product and any online transaction, such as an electronic download of a title with product add-ons, when it is released. Determining whether the online service for a particular game constitutes more than an inconsequential deliverable, as well as the estimated service periods and product life over which to recognize the revenue and related costs of sales, are subjective and require management's judgment.

When we determine that a software title contains online functionality that constitutes a more-than-inconsequential separate service deliverable in addition to the product, principally because of its importance to gameplay, we consider that our performance obligations for this title extend beyond the sale of the game. Vendor-specific objective evidence of fair value does not exist for the online functionality, as we do not separately charge for this component of the title. As a result, we recognize all of the software-related revenue from the sale of the title ratably over the estimated service period, which is estimated to begin the month after either the sale date or the street date of the title, whichever is later. In addition, we initially defer the costs of sales for the title (excluding intangible asset amortization), and recognize the costs of sales as the related revenues are recognized. Cost of sales includes manufacturing costs, software royalties and amortization, and intellectual property licenses.

We recognize revenues from World of Warcraft boxed product, expansion packs and value-added services, in each case with the related subscription service revenue, ratably over the estimated service period beginning upon activation of the software and delivery of the related services. Revenues attributed to the sale of World of Warcraft boxed software and related expansion packs are classified as "Product sales", whereas revenues attributable to subscriptions and other value-added services are classified as "Subscription, licensing and other revenues".

Revenue for software products with more than inconsequential separate service deliverables and World of Warcraft products are recognized over the estimated service periods, which range from a minimum of five months to a maximum of less than a year.

For our software products with features we consider to be incidental to the overall product offering and an inconsequential deliverable, such as products which provide limited online features at no additional cost to the consumer, we recognize the related revenue from them upon the transfer of title and risk of loss of the product to our customer.

Allowances for Returns, Price Protection, Doubtful Accounts and Inventory Obsolescence

We closely monitor and analyze the historical performance of our various titles, the performance of products released by other publishers, market conditions, and the anticipated timing of other releases to assess future demand of current and upcoming titles. Initial volumes shipped upon title launch and subsequent reorders are evaluated with the goal of ensuring that quantities are sufficient to meet the demand from the retail markets, but at the same time are controlled to prevent excess inventory in the channel. We benchmark units to be shipped to our customers using historical and industry data.

We may permit product returns from, or grant price protection to, our customers under certain conditions. In general, price protection refers to the circumstances in which we elect to decrease, on a short or longer term basis, the wholesale price of a product by a certain amount and, when granted and applicable, allow customers a credit against amounts owed by such customers to us with respect to open and/or future invoices. The conditions our customers must meet to be granted the right to return products or price protection include, among other things, compliance with applicable trading and payment terms, and consistent return of inventory and delivery of sell-through reports to us. We may also consider other factors, including the facilitation of slow-moving inventory and other market factors.

Significant management judgments and estimates must be made and used in connection with establishing the allowance for returns and price protection in any accounting period based on estimates of potential future product returns and price protection related to current period product revenue. We estimate the amount of future returns and price protection for current period product revenue utilizing historical experience and information regarding inventory levels and the demand and acceptance of our products by the end consumer. The following factors are used to estimate the amount of future returns and price protection for a particular title: historical performance of titles in similar genres; historical performance of the hardware platform; historical performance of the franchise; console hardware life cycle; sales force and retail customer feedback; industry pricing; weeks of on-hand retail channel inventory; absolute quantity of on-hand retail channel inventory; our warehouse on-hand inventory levels; the title's recent sell-through history (if available); marketing trade programs; and performance of competing titles. The relative importance of these factors varies among titles depending upon, among other items, genre, platform, seasonality, and sales strategy.

Based upon historical experience, we believe that our estimates are reasonable. However, actual returns and price protection could vary materially from our allowance estimates due to a number of reasons including, among others, a lack of consumer acceptance of a title, the release in the same period of a similarly themed title by a competitor, or technological obsolescence due to the emergence of new hardware platforms. Material differences may result in the amount and timing of our revenue for any period if factors or market conditions change or if management makes different judgments or utilizes different estimates in determining the allowances for returns and price protection. For example, a 1% change in our December 31, 2011 allowance for sales returns, price protection and other allowances would have impacted net revenues by approximately $3 million.

Similarly, management must make estimates as to the collectability of our accounts receivable. In estimating the allowance for doubtful accounts, we analyze the age of current outstanding account balances, historical bad debts, customer concentrations, customer creditworthiness, current economic trends, and changes in our customers' payment terms and their economic condition, as well as whether we can obtain sufficient credit insurance. Any significant changes in any of these criteria would affect management's estimates in establishing our allowance for doubtful accounts.

We regularly review inventory quantities on-hand and in the retail channel. We write down inventory based on excess or obsolete inventories determined primarily by future anticipated demand for our products. Inventory write-downs are measured as the difference between the cost of the inventory and net realizable value, based upon assumptions about future demand, which are inherently difficult to assess and dependent on market conditions. At the point of loss recognition, a new, lower cost basis for that inventory is established, and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established basis.

Software Development Costs and Intellectual Property Licenses

Software development costs include payments made to independent software developers under development agreements, as well as direct costs incurred for internally developed products.

We account for software development costs in accordance with the FASB guidance for the costs of computer software to be sold, leased, or otherwise marketed ("ASC Subtopic 985-20"). Software development costs are capitalized once technological feasibility of a product is established and such costs are determined to be recoverable. Technological feasibility of a product encompasses both technical design documentation and game design documentation, or the completed and tested product design and working model. Significant management judgments and estimates are utilized in the assessment of when technological feasibility is established. For products where proven technology exists, this may occur early in the development cycle. Technological feasibility is evaluated on a product-by-product basis. Prior to a product's release, we expense, as part of "Cost of sales—software royalties and amortization", capitalized costs if and when we believe such amounts are not recoverable. Capitalized costs for those products that are cancelled or expected to be abandoned are charged to "Product development expense" in the period of cancellation. Amounts related to software development which are not capitalized are charged immediately to "Product development expense."

Commencing upon product release, capitalized software development costs are amortized to "Cost of sales—software royalties and amortization" based on the ratio of current revenues to total projected revenues for the specific product, generally resulting in an amortization period of six months or less.

Intellectual property license costs represent license fees paid to intellectual property rights holders for use of their trademarks, copyrights, software, technology, music or other intellectual property or proprietary rights in the development of our products. Depending upon the agreement with the rights holder, we may obtain the right to use the intellectual property in multiple products over a number of years, or alternatively, for a single product. Prior to the related product's release, we expense, as part of "cost of sales—intellectual property licenses," capitalized intellectual property costs when we believe such amounts are not recoverable. Capitalized intellectual property costs for those products that are cancelled or expected to be abandoned are charged to product development expense in the period of cancellation.

Commencing upon the related product's release, capitalized intellectual property license costs are amortized to "Cost of sales—intellectual property licenses" based on the ratio of current revenues for the specific product to total projected revenues for all products in which the licensed property will be utilized. As intellectual property license contracts may extend for multiple years, the amortization of capitalized intellectual property license costs relating to such contracts may extend beyond one year.

We evaluate the future recoverability of capitalized software development costs and intellectual property licenses on a quarterly basis. For products that have been released in prior periods, the primary evaluation criterion is actual title performance. For products that are scheduled to be released in future periods, recoverability is evaluated based on the expected performance of the specific products to which the costs relate or in which the licensed trademark or copyright is to be used. Criteria used to evaluate expected product performance include: historical performance of comparable products developed with comparable technology; orders for the product prior to its release; and, for any sequel product, estimated performance based on the performance of the product on which the sequel is based. Further, as many of our capitalized intellectual property licenses extend for multiple products over multiple years, we also assess the recoverability of capitalized intellectual property license costs based on certain qualitative factors, such as the success of other products and/or entertainment vehicles utilizing the intellectual property, whether there are any future planned theatrical releases or television series based on the intellectual property, and the rights holder's continued promotion and exploitation of the intellectual property.

Significant management judgments and estimates are utilized in assessing the recoverability of capitalized costs. In evaluating the recoverability of capitalized costs, the assessment of expected product performance utilizes forecasted sales amounts and estimates of additional costs to be incurred. If revised forecasted or actual product sales are less than the originally forecasted amounts utilized in the initial recoverability analysis, the net realizable value may be lower than originally estimated in any given quarter, which could result in an impairment charge. Material differences may result in the amount and timing of expense for any period if management makes different judgments or utilizes different estimates in evaluating these qualitative factors.

Income Taxes

We record a tax provision for the anticipated tax consequences of the reported results of operations. In accordance with FASB income tax guidance ("ASC Topic 740"), the provision for income taxes is computed using the asset and liability method, under which deferred tax assets and liabilities are recognized for the expected future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating losses and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. We record a valuation allowance to reduce deferred tax assets to the amount that is believed more likely than not to be realized.

Management believes it is more likely than not that forecasted income, including income that may be generated as a result of certain tax planning strategies, together with the tax effects of the deferred tax liabilities, will be sufficient to fully recover the remaining deferred tax assets. In the event that all or part of the net deferred tax assets are determined not to be realizable in the future, an adjustment to the valuation allowance would be charged to earnings in the period such determination is made. The calculation of tax liabilities involves significant judgment in estimating the impact of uncertainties in the application of ASC Topic 740 and other complex tax laws. Resolution of these uncertainties in a manner inconsistent with management's expectations could have a material impact on our business and results of operations in an interim period in which the uncertainties are ultimately resolved.

Fair Value Estimates

The preparation of financial statements in conformity with U.S. GAAP often requires us to determine the fair value of a particular item to fairly present our Consolidated Financial Statements. Without an independent market or another representative transaction, determining the fair value of a particular item requires us to make several assumptions that are inherently difficult to predict and can have a material impact on the conclusion of the appropriate accounting.

There are various valuation techniques used to estimate fair value. These include (1) the market approach where market transactions for identical or comparable assets or liabilities are used to determine the fair value, (2) the income approach, which uses valuation techniques to convert future amounts (for example, future cash flows or future earnings) to a single present amount, and (3) the cost approach, which is based on the amount that would be required to replace an asset. For many of our fair value estimates, including our estimates of the fair value of acquired intangible assets, we use the income approach. Using the income approach requires the use of financial models, which require us to make various estimates including, but not limited to (1) the potential future cash flows for the asset, liability or equity instrument being measured, (2) the timing of receipt or payment of those future cash flows, (3) the time value of money associated with the delayed receipt or payment of such cash flows, and (4) the inherent risk associated with the cash flows (that is, the risk premium). Making these cash flow estimates is inherently difficult and subjective, and, if any of the estimates used to determine the fair value using the income approach turns out to be inaccurate, our financial results may be negatively impacted. Furthermore, relatively small changes in many of these estimates can have a significant impact on the estimated fair value resulting from the financial models or the related accounting conclusion reached. For example, a relatively small change in the estimated fair value of an asset may change a conclusion as to whether an asset is impaired. While we are required to make certain fair value assessments associated with the accounting for several types of transactions, the following areas are the most sensitive to the assessments:

Business Combinations. We must estimate the fair value of assets acquired and liabilities assumed in a business combination. Our assessment of the estimated fair value of each of these can have a material effect on our reported results as intangible assets are amortized over various lives. Furthermore, a change in the estimated fair value of an asset or liability often has a direct impact on the amount to recognize as goodwill, which is an asset that is not amortized. Often determining the fair value of these assets and liabilities assumed requires an assessment of expected use of the asset, the expected cost to extinguish the liability or our expectations related to the timing and the successful completion of development of an acquired in-process technology. Such estimates are inherently difficult and subjective and can have a material impact on our financial statements.

Assessment of Impairment of Assets. Management evaluates the recoverability of our identifiable intangible assets and other long-lived assets in accordance with FASB literature related to accounting for the impairment or disposal of long-lived assets within ASC Subtopic 360-10, which generally requires the assessment of these assets for recoverability when events or circumstances indicate a potential impairment exists. We considered certain events and circumstances in determining whether the carrying value of identifiable intangible assets and other long-lived assets may not be recoverable including, but not limited to: significant changes in performance relative to expected operating results; significant changes in the use of the assets; significant negative industry or economic trends; a significant decline in our stock price for a sustained period of time; and changes in our business strategy. In determining whether an impairment exists, we estimate the undiscounted cash flows to be generated from the use and ultimate disposition of these assets. If an impairment is indicated based on a comparison of the assets' carrying values and the undiscounted cash flows, the impairment loss is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets.

During 2010, we recorded an impairment charge of $326 million to our finite-lived intangible assets. See Note 11 of the Notes to Consolidated Financial Statements included in this Annual Report for additional information regarding the determination of the impairment charges recorded for the year ended December 31, 2010. We did not record an impairment charge to our finite-lived intangible assets as of December 31, 2011.

FASB literature related to the accounting for goodwill and other intangibles within ASC Topic 350 requires a two-step approach to testing goodwill for impairment for each reporting unit. Our reporting units are determined by the components of our operating segments that constitute a business for which both (1) discrete financial information is available and (2) segment management regularly reviews the operating results of that component. ASC Topic 350 requires that the impairment test be performed at least annually by applying a fair-value-based test. The first step measures for impairment by applying fair-value-based tests at the reporting unit level. The second step (if necessary) measures the amount of impairment by applying fair-value-based tests to the individual assets and liabilities within each reporting unit.

To determine the fair values of the reporting units used in the first step, we use a discounted cash flow approach. Each step requires us to make judgments and involves the use of significant estimates and assumptions. These estimates and assumptions include long-term growth rates and operating margins used to calculate projected future cash flows, risk-adjusted discount rates based on our weighted average cost of capital, and future economic and market conditions. These estimates and assumptions have to be made for each reporting unit evaluated for impairment. Our estimates for market growth, our market share and costs are based on historical data, various internal estimates and certain external sources, and are based on assumptions that are consistent with the plans and estimates we are using to manage the underlying business. If future forecasts are revised, they may indicate or require future impairment charges. We base our fair value estimates on assumptions we believe to be reasonable but that are unpredictable and inherently uncertain. Actual future results may differ from those estimates.

Stock-Based Compensation

We estimate the value of stock-based payment awards on the measurement date using a binomial-lattice model. Our determination of fair value of stock-based payment awards on the date of grant using an option-pricing model is affected by our stock price as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to, our expected stock price volatility over the term of the awards, and actual and projected employee stock option exercise behaviors.

For a detailed discussion of the application of these and other accounting policies see Note 2 of the Notes to Consolidated Financial Statements included in this Annual Report.

Recently Issued Accounting Pronouncements

In May 2011, the FASB issued an update to the accounting rules for fair value measurement to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards ("IFRS"). This update changes certain fair value measurement principles and enhances the disclosure requirements for fair value measurements. This update does not extend the use of fair value accounting, but provides guidance on how it should be applied where its use is already required or permitted by other standards within U.S. GAAP or IFRS. This update is effective for interim and annual periods beginning after December 15, 2011 and is applied prospectively. The adoption of this update on January 1, 2012 will not have a material impact on our consolidated financial statements.

In June 2011, the FASB issued an update to the accounting on comprehensive income to increase the prominence of items reported in other comprehensive income and to facilitate convergence of U.S. GAAP and IFRS. This update requires that all non-owner changes in stockholders' equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. This update does not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. Further, this update does not affect how earnings per share is calculated or presented. This update is effective for interim and annual periods beginning after December 15, 2011 and is applied retrospectively. The adoption of this update on January 1, 2012 will not have a material impact on our consolidated financial statements.

In September 2011, the FASB issued an update to the authoritative guidance related to goodwill impairment testing. This update gives companies the option to first perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount before performing the two-step test mandated prior to the update. If, after assessing the totality of events and circumstances, a company determines it is more likely than not that the fair value of a reporting unit is less than its carrying amount, then it must perform the two-step test. Otherwise, a company may skip the two-step test. Companies are not required to perform the qualitative assessment and may, instead proceed directly to the first step of the two-part test. This update is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. The adoption of this update on January 1, 2012 will not have a material impact on our consolidated financial statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk is the potential loss arising from fluctuations in market rates and prices. Our market risk exposures primarily include fluctuations in interest rates, foreign currency exchange rates and market prices.

Foreign Currency Exchange Rate Risk

We transact business in many different foreign currencies and may be exposed to financial market risk resulting from fluctuations in foreign currency exchange rates. Revenues and related expenses generated from our international operations are generally denominated in their respective local currencies. Primary currencies include euros, British pounds, Australian dollars, South Korean won and Swedish krona. Currency volatility is monitored throughout the year. To mitigate our foreign currency exchange rate exposure resulting from our foreign currency denominated monetary assets, liabilities and earnings, we periodically enter into currency derivative contracts, principally swaps and forward contracts with maturities of twelve months or less. Vivendi is our principal counterparty and the risks of counterparty non-performance associated with these contracts are not considered to be material. We expect to continue to use economic hedge programs in the future to reduce foreign exchange-related volatility if it is determined that such hedging activities are appropriate to reduce risk. We do not hold or purchase any foreign currency contracts for trading or speculative purposes. All foreign currency economic hedging transactions are backed, in amount and by maturity, by an identified economic underlying item. Our foreign exchange forward contracts are not designated as hedging instruments and are accounted for as derivatives whereby the fair value of the contracts are reported as other current assets or other current liabilities in our consolidated balance sheets, and the associated gains and losses from changes in fair value are reported in investment and other income, net and general and administrative expense in the consolidated statements of operations.

The gross notional amount of outstanding foreign exchange swaps was $85 million and $138 million at December 31, 2011 and 2010, respectively. A pre-tax net unrealized loss of $1 million and an unrealized gain of less than a million for the years ended 2011 and 2010, respectively, resulted from the foreign exchange contracts and swaps with Vivendi and were recognized in the consolidated statements of operations.

The consolidated statements of operations are translated into U.S. dollars at exchange rates indicative of market rates during each applicable period. To the extent the U.S. dollar strengthens against foreign currencies, the translation of these foreign currency-denominated transactions results in reduced revenues, operating expenses and net income from our international operations. Similarly, our revenues, operating expenses and net income will increase for our international operations if the U.S. dollar weakens against foreign currencies. We recognized a realized loss of $7 million for the year ended December 31, 2011 from the settlement of the hedging foreign exchange contracts and there was no outstanding foreign exchange contract hedging translation risk as of December 31, 2011. In the absence of the hedging activities described above, as of December 31, 2011, a hypothetical adverse foreign currency exchange rate movement of 10% would have resulted in potential declines in our net income of approximately $90 million. This sensitivity analysis assumes a parallel adverse shift of all foreign currency exchange rates against the U.S. dollar; however, all foreign currency exchange rates do not always move in such manner and actual results may differ materially.

Interest Rate Risk

Our exposure to market rate risk for changes in interest rates relates primarily to our investment portfolio. We do not use derivative financial instruments to manage interest rate risk in our investment portfolio. Our investment portfolio consists primarily of debt instruments with high credit quality and relatively short average maturities and money market funds that invest in highly rated government-backed securities. Because short-term securities mature relatively quickly and must be reinvested at the then current market rates, interest income on a portfolio consisting of cash, cash equivalents or short-term securities is more subject to market fluctuations than a portfolio of longer term securities. Conversely, the fair value of such a portfolio is less sensitive to market fluctuations than a portfolio of longer term securities. At December 31, 2011, our $3.5 billion of cash and cash equivalents were comprised primarily of money market funds. At December 31, 2011, our $360 million of short-term investments included $344 million of U.S. treasury and government sponsored agency debt securities and $16 million of restricted cash. We had $16 million in auction rate securities at fair value classified as long-term investments at December 31, 2011. The Company has determined that, based on the composition of our investment portfolio as of December 31, 2011, there was no material interest rate risk exposure to the Company's consolidated financial position, results of operations or cash flows as of that date.

CONTROLS AND PROCEDURES

Definition and Limitations of Disclosure Controls and Procedures.

Our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) are designed to reasonably ensure that information required to be disclosed in our reports filed under the Exchange Act is (i) recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms and (ii) accumulated and communicated to management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosures. A control system, no matter how well designed and operated, can provide only reasonable assurance that it will detect or uncover failures within the Company to disclose material information otherwise required to be set forth in our periodic reports. Inherent limitations to any system of disclosure controls and procedures include, but are not limited to, the possibility of human error and the circumvention or overriding of such controls by one or more persons. In addition, we have designed our system of controls based on certain assumptions, which we believe are reasonable, about the likelihood of future events, and our system of controls may therefore not achieve its desired objectives under all possible future events.

Evaluation of Disclosure Controls and Procedures.

Our management, with the participation of our principal executive officer and principal financial officer, has evaluated the effectiveness of our disclosure controls and procedures at December 31, 2011, the end of the period covered by this report. Based on this evaluation, the principal executive officer and principal financial officer concluded that, at December 31, 2011, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized, and reported on a timely basis, and (ii) accumulated and communicated to management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosures.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our management, with the participation of our principal executive officer and principal financial officer, conducted an evaluation of the effectiveness, as of December 31, 2011, of our internal control over financial reporting using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control—Integrated Framework. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2011.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

The effectiveness of our internal control over financial reporting as of December 31, 2011 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report included in this Annual Report.

Changes in Internal Control Over Financial Reporting.

There have not been any changes in our internal control over financial reporting during the most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Activision Blizzard, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, changes in shareholders' equity and cash flows, present fairly, in all material respects, the financial position of Activision Blizzard, Inc. and its subsidiaries at December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control Over Financial Reporting appearing on page 29 of this Annual Report to Shareholders. Our responsibility is to express opinions on these financial statements, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.


PricewaterhouseCoopers LLP

Los Angeles, California
February 28, 2012

ACTIVISION BLIZZARD, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Amounts in millions, except share data)

	At December 31, 2011	At December 31, 2010
Assets		
Current assets:		
Cash and cash equivalents	$3,165	$2,812
Short-term investments	360	696
Accounts receivable, net of allowances of $300 million and $377 million at December 31, 2011 and 2010, respectively	649	673
Inventories, net	144	112
Software development	137	147
Intellectual property licenses	22	45
Deferred income taxes, net	507	648
Other current assets	396	299
Total current assets	5,380	5,432
Long-term investments	16	23
Software development	62	55
Intellectual property licenses	12	28
Property and equipment, net	163	169
Other assets	12	15
Intangible assets, net	88	160
Trademark and trade names	433	433
Goodwill	7,111	7,132
Total assets	$13,277	$13,447
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable	$390	$363
Deferred revenues	1,472	1,726
Accrued expenses and other liabilities	694	871
Total current liabilities	2,556	2,960
Deferred income taxes, net	55	120
Other liabilities	174	164
Total liabilities	2,785	3,244
Commitments and contingencies (Note 17)		
Shareholders' equity:		
Common stock, $0.000001 par value, 2,400,000,000 shares authorized, 1,133,391,371 and 1,382,479,839 shares issued at December 31, 2011 and 2010, respectively	—	—
Additional paid-in capital	9,616	12,353
Less: Treasury stock, at cost, 0 and 199,159,987 shares at December 31, 2011 and 2010, respectively	—	(2,194)
Retained earnings	948	57
Accumulated other comprehensive loss	(72)	(13)
Total shareholders' equity	10,492	10,203
Total liabilities and shareholders' equity	$13,277	$13,447

The accompanying notes are an integral part of these Consolidated Financial Statements.

ACTIVISION BLIZZARD, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in millions, except per share data)

	For the Years Ended December 31,		
	2011	2010	2009
Net revenues			
Product sales	$3,257	$3,087	$3,080
Subscription, licensing, and other revenues	1,498	1,360	1,199
Total net revenues	4,755	4,447	4,279
Costs and expenses			
Cost of sales—product costs	1,134	1,350	1,432
Cost of sales—online subscriptions	238	241	212
Cost of sales—software royalties and amortization	218	338	348
Cost of sales—intellectual property licenses	165	197	315
Product development	646	635	627
Sales and marketing	545	516	544
General and administrative	456	375	395
Impairment of intangible assets	—	326	409
Restructuring	25	—	23
Total costs and expenses	3,427	3,978	4,305
Operating income (loss)	1,328	469	(26)
Investment and other income, net	3	23	18
Income (loss) before income tax expense (benefit)	1,331	492	(8)
Income tax expense (benefit)	246	74	(121)
Net income	$1,085	$418	$113
Earnings per common share			
Basic	$0.93	$0.34	$0.09
Diluted	$0.92	$0.33	$0.09
Weighted-average number of shares outstanding			
Basic	1,148	1,222	1,283
Diluted	1,156	1,236	1,311
Dividends per common share	$0.165	$0.15	$—

The accompanying notes are an integral part of these Consolidated Financial Statements.

ACTIVISION BLIZZARD, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

For the Years Ended December 31, 2011, 2010, and 2009

(Amounts and shares in millions)

	Common Stock		Additional Paid-In Capital	Treasury Stock		Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
	Shares	Amount		Shares	Amount			
Balance at December 31, 2008	1,325	$—	$12,170	(13)	$(126)	$(474)	$(43)	$11,527
Components of comprehensive income:								
Net income	—	—	—	—	—	113	—	113
Foreign currency translation adjustment	—	—	—	—	—	—	19	19
Total comprehensive income								132
Issuance of common stock pursuant to employee stock options and restricted stock rights	36	—	81	—	—	—	—	81
Stock-based compensation expense related to employee stock options and restricted stock rights	—	—	154	—	—	—	—	154
Tax shortfall from employee stock option exercises and restricted stock rights	—	—	(1)	—	—	—	—	(1)
Issuance of contingent consideration	3	—	2	—	—	—	—	2
Shares repurchased (see Note 19)	—	—	—	(101)	(1,109)	—	—	(1,109)
Return of capital to Vivendi related to taxes (see Note 15)	—	—	(30)	—	—	—	—	(30)
Balance at December 31, 2009	1,364	$—	$12,376	(114)	$(1,235)	$(361)	$(24)	$10,756
Components of comprehensive income:								
Net income	—	—	—	—	—	418	—	418
Foreign currency translation adjustment	—	—	—	—	—	—	11	11
Total comprehensive income								429
Issuance of common stock pursuant to employee stock options and restricted stock rights	18	—	73	—	—	—	—	73
Stock-based compensation expense related to employee stock options and restricted stock rights	—	—	100	—	—	—	—	100
Return of capital to Vivendi related to taxes (see Note 15)	—	—	(7)	—	—	—	—	(7)
Dividends ($0.15 per common share)	—	—	(189)	—	—	—	—	(189)
Shares repurchased (see Note 19)	—	—	—	(85)	(959)	—	—	(959)
Balance at December 31, 2010	1,382	$—	$12,353	(199)	$(2,194)	$57	$(13)	$10,203
Components of comprehensive income:								
Net income	—	—	—	—	—	1,085	—	1,085
Unrealized appreciation on investments, net of taxes	—	—	—	—	—	—	2	2
Foreign currency translation adjustment	—	—	—	—	—	—	(61)	(61)
Total comprehensive income								1,026
Issuance of common stock pursuant to employee stock options and restricted stock rights	11	—	54	—	—	—	—	54
Stock-based compensation expense related to employee stock options and restricted stock rights	—	—	95	—	—	—	—	95
Dividends ($0.165 per common share)	—	—	—	—	—	(194)	—	(194)
Shares repurchased (see Note 19)	—	—	—	(61)	(692)	—	—	(692)
Retirement of treasury shares	(260)	—	(2,886)	260	2,886	—	—	—
Balance at December 31, 2011	1,133	$—	$9,616	—	$—	$948	$(72)	$10,492

The accompanying notes are an integral part of these Consolidated Financial Statements.

ACTIVISION BLIZZARD, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in millions)

	For the Years Ended December 31,		
	2011	2010	2009
Cash flows from operating activities:			
Net income	$1,085	$418	$113
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Deferred income taxes	75	(278)	(256)
Impairment of goodwill and intangible assets (see Notes 10 and 11)	12	326	409
Depreciation and amortization	148	198	347
Loss on disposal of property and equipment	4	1	2
Amortization and write-off of capitalized software development costs and intellectual property licenses (1)	287	319	281
Stock-based compensation expense (2)	103	131	156
Excess tax benefits from stock option exercises	(24)	(22)	(79)
Changes in operating assets and liabilities:			
Accounts receivable	13	43	235
Inventories, net	(34)	124	21
Software development and intellectual property licenses	(254)	(313)	(308)
Other assets	(67)	17	(110)
Deferred revenues	(248)	293	503
Accounts payable	31	70	(18)
Accrued expenses and other liabilities	(179)	49	(113)
Net cash provided by operating activities	952	1,376	1,183
Cash flows from investing activities:			
Proceeds from maturities of available-for-sale investments	740	519	44
Proceeds from maturities of auction rate securities classified as trading securities	—	61	—
Proceeds from sale of available-for-sale investments	—	—	2
Proceeds from auction rate securities called at par	10	—	—
Payment of contingent consideration	(3)	(4)	—
Purchases of available-for-sale investments	(417)	(800)	(425)
Capital expenditures	(72)	(97)	(69)
Decrease in restricted cash	8	9	5
Net cash provided by (used in) investing activities	266	(312)	(443)
Cash flows from financing activities:			
Proceeds from issuance of common stock to employees	54	73	81
Repurchase of common stock	(692)	(959)	(1,109)
Dividends paid	(194)	(189)	—
Excess tax benefits from stock option exercises	24	22	79
Net cash used in financing activities	(808)	(1,053)	(949)
Effect of foreign exchange rate changes on cash and cash equivalents	(57)	33	19
Net increase (decrease) in cash and cash equivalents	353	44	(190)
Cash and cash equivalents at beginning of period	2,812	2,768	2,958
Cash and cash equivalents at end of period	$3,165	$2,812	$2,768

(1) Excludes deferral and amortization of stock-based compensation expense.

(2) Includes the net effects of capitalization, deferral, and amortization of stock-based compensation expense.

The accompanying notes are an integral part of these Consolidated Financial Statements.

ACTIVISION BLIZZARD, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

1. Description of Business and Business Combination

Description of Business

Activision Blizzard, Inc. is a worldwide online, personal computer ("PC"), console, handheld, and mobile game publisher of interactive entertainment. The terms "Activision Blizzard," the "Company," "we," "us," and "our" are used to refer collectively to Activision Blizzard, Inc. and its subsidiaries. We maintain significant operations in the United States, Canada, the United Kingdom, France, Germany, Ireland, Italy, Sweden, Spain, the Netherlands, Australia, South Korea and China.

The common stock of Activision Blizzard is traded on The NASDAQ Stock Market under the ticker symbol "ATVI." Vivendi S.A. ("Vivendi") owned approximately 60% of Activision Blizzard's outstanding common stock at December 31, 2011.

Based upon our current organizational structure, we operate three operating segments as follows:

(i) Activision Publishing, Inc.

Activision Publishing, Inc. ("Activision") is a leading international developer and publisher of interactive software products and content. Activision develops games utilizing internally-developed, acquired and licensed intellectual property. Activision markets and sells games it develops and, through our affiliate label program, games developed by certain third-party publishers. We sell games both through retail channels and by digital download. Activision currently offers games that operate on the Sony Computer Entertainment, Inc. ("Sony") PlayStation 3 ("PS3"), Nintendo Co. Ltd. ("Nintendo") Wii ("Wii"), and Microsoft Corporation ("Microsoft") Xbox 360 ("Xbox 360") console systems; the Nintendo Dual Screen ("DS") handheld game systems; the PC; Apple iOS devices and other handheld and mobile devices.

(ii) Blizzard Entertainment, Inc.

Blizzard Entertainment, Inc. ("Blizzard") is a leader in the subscription- based massively multi-player online role-playing game ("MMORPG") category in terms of both subscriber base and revenues generated through its World of Warcraft franchise, which it develops, markets and sells role-playing action and strategy PC-based computer games, including games in the multiple-award winning Diablo® and StarCraft® franchises. Blizzard also maintains a proprietary online-game related service, Battle.net®. Blizzard distributes its products and generates revenues worldwide through various means, including: subscriptions (which consist of fees from individuals playing *World of Warcraft*, prepaid cards and other value-added service revenues such as realm transfers, faction changes, and other character customizations within the *World of Warcraft* gameplay); retail sales of physical "boxed" products; online download sales of PC products; and licensing of software to third-party or related party companies that distribute *World of Warcraft* and *StarCraft II*®.

(iii) Activision Blizzard Distribution

Activision Blizzard Distribution ("Distribution") consists of operations in Europe that provide warehousing, logistical and sales distribution services to third-party publishers of interactive entertainment software, our own publishing operations, and manufacturers of interactive entertainment hardware.

Business Combination

On July 9, 2008, a business combination (the "Business Combination") by and among Activision, Inc., Sego Merger Corporation, a wholly-owned subsidiary of Activision, Inc., Vivendi, VGAC LLC, a wholly-owned subsidiary of Vivendi , and Vivendi Games, Inc. ("Vivendi Games"), a wholly-owned subsidiary of VGAC LLC, was consummated. As a result of the consummation of the Business Combination, Activision, Inc. was renamed Activision Blizzard, Inc. For accounting purposes, the Business Combination is treated as a "reverse acquisition," with Vivendi Games deemed to be the acquirer.

2. Summary of significant accounting policies

Basis of Consolidation and Presentation

The accompanying consolidated financial statements include the accounts and operations of the Company. All intercompany accounts and transactions have been eliminated. The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from these estimates and assumptions.

Certain reclassifications have been made to prior year amounts to conform to the current period presentation.

The Company considers events or transactions that occur after the balance sheet date, but before the financial statements are issued, to provide additional evidence relative to certain estimates or to identify matters that require additional disclosures.

Cash and Cash Equivalents

We consider all money market funds and highly liquid investments with maturities of three months or less at the time of purchase to be "Cash and cash equivalents".

Investment Securities

Investments designated as available-for-sale securities are carried at fair value, which is based on quoted market prices for such securities, if available, or is estimated on the basis of quoted market prices of financial instruments with similar characteristics. Unrealized gains and losses of the Company's available-for-sale securities are excluded from earnings and reported as a component of "Other comprehensive income (loss)".

Investments with original maturities greater than 90 days and remaining maturities of less than one year are normally classified as "Short-term investments". In addition, investments with maturities beyond one year may be classified as "Short-term investments" if they are highly liquid in nature and represent the investment of cash that is available for current operations.

The specific identification method is used to determine the cost of securities disposed of, with realized gains and losses reflected in investment and other income, net in the consolidated statements of operations.

The Company's investments include auction rate securities ("ARS"). These ARS are variable rate bonds tied to short-term interest rates with long-term maturities. ARS have interest rates which reset through a modified Dutch auction at predetermined short-term intervals, typically every 7, 28, or 35 days. Interest on ARS is generally paid at the end of each auction process and is based upon the interest rate determined for the prior auction. The majority of our ARS are highly rated, and are typically collateralized by student loans guaranteed by the U.S. government under the Federal Family Education Loan Program or backed by monoline bond insurance companies.

Restricted Cash—Compensating Balances

Restricted cash is included within "Short-term investments" on the consolidated balance sheets. The majority of our restricted cash relates to a standby letter of credit required by one of our inventory manufacturers to qualify for certain payment terms on our inventory purchases. Under the terms of this arrangement, we are required to maintain with the issuing bank a compensating balance, restricted as to use, of not less than the sum of the available amount of the letter of credit plus the aggregate amount of any drawings under the letter of credit that have been honored thereunder, but have not yet been reimbursed.

Financial Instruments

The carrying amount of "Cash and cash equivalents", "Accounts receivable", "Accounts payable", and "Accrued expenses" substantively approximate fair value due to the short-term nature of these accounts. Our U.S. treasuries, government agency securities, and mortgage-backed securities are carried at fair value, which is based on quoted market prices for such securities, if available, or is estimated on the basis of quoted market prices of financial instruments with similar characteristics. ARS are carried at fair value, which is estimated using an income-approach model (specifically, a discounted cash-flow analysis).

Derivative instruments, primarily foreign exchange contracts, are reported at fair value in "Other assets" or "Other liabilities" in the consolidated balance sheet. The fair value of foreign currency contracts are estimated based on the prevailing exchange rates of the various hedged currencies as of the end of the period.

Activision Blizzard transacts business in various foreign currencies and has significant international sales and expenses denominated in foreign currencies, subjecting us to foreign currency risk. We utilize foreign exchange forward contracts and swaps, with maturities of generally less than one year, to mitigate foreign currency exchange rate risk associated with foreign currency- denominated assets and liabilities. Activision Blizzard does not use derivatives for speculative or trading purposes, and the Company does not designate these derivatives as hedging instruments under ASC Topic 815. Accordingly, gains and losses resulting from changes in the fair values through the period are reported as General and administrative expenses or Investment and other income, net in the consolidated statements of operations, depending on the nature of the derivative.

Other-Than-Temporary Impairments

The Company regularly reviews its investments to determine whether a decline in fair value below the cost basis is other than a temporary impairment. If the decline is determined to be other-than-temporary, the cost basis of the investment is written down to fair value. For available-for-sale fixed maturity instruments where credit-related impairments exist, other-than-temporary impairments are reported in the consolidated statement of operations and non-credit impairments are reported in accumulated other comprehensive income (loss).

Concentration of Credit Risk

Our concentration of credit risk relates to depositors holding the Company's cash and cash equivalents and customers with significant accounts receivable balances. Substantially all of our cash and cash equivalents are held in financial instruments issued or fully guaranteed by local and foreign governments and governmental organizations, with the significant majority of these instruments being money market funds.

Our customer base includes retailers and distributors, including mass-market retailers, consumer electronics stores, discount warehouses, and game specialty stores in the U.S. and other countries worldwide. We perform ongoing credit evaluations of our customers and maintain allowances for potential credit losses. We generally do not require collateral or other security from our customers.

We did not have any single customer that accounted for 10% or more of net revenues for the year ended December 31, 2011. We had one customer, Wal-Mart, which accounted for 21% of consolidated gross receivables at December 31, 2011.

For the year ended December 31, 2010, we had one customer in our Activision and Blizzard operating segments, GameStop, which accounted for approximately 12% of consolidated net revenues for the year ended December 31, 2010. GameStop and Wal-Mart accounted for approximately 12% and 18% of consolidated gross receivables at December 31, 2010, respectively.

Software Development Costs and Intellectual Property Licenses

Software development costs include payments made to independent software developers under development agreements, as well as direct costs incurred for internally developed products.

We account for software development costs in accordance with the Financial Accounting Standards Board ("FASB") guidance for the costs of computer software to be sold, leased, or otherwise marketed within ASC Subtopic 985-20. Software development costs are capitalized once technological feasibility of a product is established and such costs are determined to be recoverable. Technological feasibility of a product encompasses both technical design documentation and game design documentation, or the completed and tested product design and working model. Significant management judgments and estimates are utilized in the assessment of when technological feasibility is established. For products where proven technology exists, this may occur early in the development cycle. Technological feasibility is evaluated on a product-by-product basis. Prior to a product's release, we expense, as part of "Cost of sales—software royalties and amortization", capitalized costs if and when we believe such amounts are not recoverable. Capitalized costs for those products that are cancelled or expected to be abandoned are charged to "Product development expense" in the period of cancellation. Amounts related to software development which are not capitalized are charged immediately to "Product development expense."

Commencing upon product release, capitalized software development costs are amortized to "Cost of sales—software royalties and amortization" based on the ratio of current revenues to total projected revenues for the specific product, generally resulting in an amortization period of six months or less.

Intellectual property license costs represent license fees paid to intellectual property rights holders for use of their trademarks, copyrights, software, technology, music or other intellectual property or proprietary rights in the development of our products. Depending upon the agreement with the rights holder, we may obtain the right to use the intellectual property in multiple products over a number of years, or alternatively, for a single product. Prior to the related product's release, we expense, as part of "cost of sales—intellectual property licenses," capitalized intellectual property costs when we believe such amounts are not recoverable. Capitalized intellectual property costs for those products that are cancelled or expected to be abandoned are charged to product development expense in the period of cancellation.

Commencing upon the related product's release, capitalized intellectual property license costs are amortized to "Cost of sales—intellectual property licenses" based on the ratio of current revenues for the specific product to total projected revenues for all products in which the licensed property will be utilized. As intellectual property license contracts may extend for multiple years, the amortization of capitalized intellectual property license costs relating to such contracts may extend beyond one year.

We evaluate the future recoverability of capitalized software development costs and intellectual property licenses on a quarterly basis. For products that have been released in prior periods, the primary evaluation criterion is actual title performance. For products that are scheduled to be released in future periods, recoverability is evaluated based on the expected performance of the specific products to which the costs relate or in which the licensed trademark or copyright is to be used. Criteria used to evaluate expected product performance include: historical performance of comparable products developed with comparable technology; orders for the product prior to its release; and, for any sequel product, estimated performance based on the performance of the product on which the sequel is based. Further, as many of our capitalized intellectual property licenses extend for multiple products over multiple years, we also assess the recoverability of capitalized intellectual property license costs based on certain qualitative factors, such as the success of other products and/or entertainment vehicles utilizing the intellectual property, whether there are any future planned theatrical releases or television series based on the intellectual property, and the rights holder's continued promotion and exploitation of the intellectual property.

Significant management judgments and estimates are utilized in assessing the recoverability of capitalized costs. In evaluating the recoverability of capitalized costs, the assessment of expected product performance utilizes forecasted sales amounts and estimates of additional costs to be incurred. If revised forecasted or actual product sales are less than the originally forecasted amounts utilized in the initial recoverability analysis, the net realizable value may be lower than originally estimated in any given quarter, which could result in an impairment charge. Material differences may result in the amount and timing of expense for any period if management makes different judgments or utilizes different estimates in evaluating these qualitative factors.

Inventories

Inventories consist of materials (including manufacturing royalties paid to console manufacturers), labor and freight-in and are stated at the lower of cost (weighted average method) or net realizable value.

Long-Lived Assets

Property and Equipment. Property and equipment are recorded at cost and depreciated on a straight-line basis over the estimated useful life (*i.e.*, 25 to 33 years, for buildings, and 2 to 5 years, for computer equipment, office furniture and other equipment) of the asset. When assets are retired or disposed of, the cost and accumulated depreciation thereon are removed and any resulting gains or losses are included in the consolidated statements of operations. Leasehold improvements are amortized using the straight-line method over the estimated life of the asset, not to exceed the length of the lease. Repair and maintenance costs are expensed as incurred.

Goodwill and Other Indefinite-Lived Assets. We account for goodwill using the provisions within ASC Topic 350. Under ASC Topic 350, goodwill is considered to have an indefinite life, and is carried at cost. Acquired trade names are assessed as indefinite lived assets as there are no foreseeable limits on the periods of time over which they are expected to contribute cash flows. Goodwill and acquired trade names are not amortized, but are subject to an impairment test annually, as well as in between annual tests when events or circumstances indicate that the carrying value may not be recoverable. We perform our annual impairment testing at December 31st.

Our annual goodwill impairment test is performed at the reporting unit level. We have determined our reporting units based on the guidance within ASC Subtopic 350-20, which provides that reporting units are generally operating segments or one reporting level below the operating segments. As of December 31, 2011, the Company's reporting units are the same as our operating segments: Activision, Blizzard, and Distribution. We test goodwill for possible impairment by first determining the fair value of the related reporting unit and comparing this value to the recorded net assets of the reporting unit, including goodwill. In the event the recorded net assets of the reporting unit exceed the estimated fair value of such assets, we perform a second step to measure the amount of the impairment, which is equal to the amount by which the recorded goodwill exceeds the implied fair value of the goodwill after assessing the fair value of each of the assets and liabilities within the reporting unit.

Fair value of our reporting units is determined using an income approach based on discounted cash flow models. In determining the fair value of our reporting units, we assumed a discount rate between 10.0% and 13.0%. During our 2011 annual impairment testing, the Company identified and recorded a $12 million impairment of goodwill to "General and administrative" in the statement of operations related to the Distribution reporting unit. The impairment was due to declines in our expected future performance of the distribution companies based on growing industry trends towards digital distribution and online gaming. The estimated fair values of the remaining reporting units exceeded their carrying values by at least $4 billion or 40% as of December 31, 2011. However, changes in our assumptions underlying our estimates of fair value, which will be a function of our future financial performance and changes in economic conditions, could result in future impairment charges.

We test acquired trade names for possible impairment by using a discounted cash flow model to estimate fair value. We have determined that no impairment has occurred at December 31, 2011 based upon a set of assumptions regarding discounted future cash flows, which represent our best estimate of future performance at this time. In determining the fair value of our trade names, we assumed a discount rate of 10%, and royalty saving rates of approximately 1.5%. A one percentage point increase in the discount rate would not yield an impairment charge to our trade names. Changes in our assumptions underlying our estimates of fair value, which will be a function of our future financial performance and changes in economic conditions, could result in future impairment charges.

Amortizable Intangible Assets. Intangible assets subject to amortization are carried at cost less accumulated amortization, and amortized over the estimated useful life in proportion to the economic benefits received.

Management evaluates the recoverability of our identifiable intangible assets and other long-lived assets in accordance with FASB guidance within ASC Subtopic 360-10, which generally requires the assessment of these assets for recoverability when events or circumstances indicate a potential impairment exists. We considered certain events and circumstances in determining whether the carrying value of identifiable intangible assets and other long-lived assets may not be recoverable including, but not limited to: significant changes in performance relative to expected operating results; significant changes in the use of the assets; significant negative industry or economic trends; a significant decline in our stock price for a sustained period of time; and changes in our business strategy. In determining whether an impairment exists, we estimate the undiscounted cash flows to be generated from the use and ultimate disposition of these assets. If an impairment is indicated based on a comparison of the assets' carrying values and the undiscounted cash flows, the impairment loss is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets.

In the fourth quarter of 2010, we recorded impairment charges of $67 million, $9 million and $250 million to license agreements, game engines and internally developed franchises intangible assets, respectively. In the fourth quarter of 2009, we recorded impairment charges of $24 million, $12 million and $373 million to license agreements, game engines and internally developed franchises intangible assets, respectively. (See Note 11 of the Notes to Consolidated Financial Statements)

Revenue Recognition

Revenue Arrangements with Multiple Deliverables

Effective January 1, 2011, we adopted amendments to an accounting standard related to revenue recognition for arrangements with multiple deliverables (which standard, as amended, is referred to herein as the "new accounting principles"). The new accounting principles establish a selling price hierarchy for determining the selling price of a deliverable and requires the application of the relative selling price method to allocate the consideration received for an arrangement to each deliverable in a multiple deliverables revenue arrangement. Certain of our revenue arrangements have multiple deliverables and, as such, are accounted for under the new accounting principles. These revenue arrangements include product sales consisting of both software and hardware deliverables (such as peripherals or other ancillary collectors' items sold together with physical "boxed" software) and our sales of *World of Warcraft* boxed products, expansion packs and value-added services, each of which is considered with the related subscription services for these purposes. Our assessment of deliverables and units of accounting does not change under the new accounting principles.

Pursuant to the guidance of ASU 2009-13, when a revenue arrangement contains multiple elements, such as hardware and software products, licenses and/or services, we allocate revenue to each element based on a selling price hierarchy. The selling price for a deliverable is based on its vendor- specific-objective-evidence ("VSOE") if it is available, third-party evidence ("TPE") if VSOE is not available, or best estimated selling price ("BESP") if neither VSOE nor TPE is available. In multiple element arrangements where more-than-incidental software deliverables are included, revenue is allocated to each separate unit of accounting for each of the non-software deliverables and to the software deliverables as a group using the relative selling prices of each of the deliverables in the arrangement based on the aforementioned selling price hierarchy. If the arrangement contains more than one software deliverable, the arrangement consideration allocated to the software deliverables as a group is then allocated to each software deliverable using the guidance for recognizing software revenue.

As noted above, when neither VSOE nor TPE is available for a deliverable, we use BESP. We do not have significant revenue arrangements that require BESP for the year ended December 31, 2011. The inputs we use to determine the selling price of our significant deliverables include the actual price charged by the Company for a deliverable that the Company sells separately, which represents the VSOE, and the wholesale prices of the same or similar products, which represents TPE. The pattern and timing of revenue recognition for deliverables and allocation of the arrangement consideration did not change upon the adoption of the new accounting principles. Also, the adoption of the new accounting standard has not had a material impact on our financial statements in the current period.

Product Sales

We recognize revenue from the sale of our products once title and risk of loss have been transferred to our customers and any performance obligation(s) have been completed. Certain products are sold to customers with a "street date" (which is the earliest date these products may be sold by retailers). For these products, we recognize revenue on the later of the street date and the date the product is sold to the customer. Revenue from product sales is recognized after deducting the estimated allowance for returns and price protection.

For our software products with online functionality, we evaluate whether those features or functionality are more than an inconsequential separate deliverable in addition to the software product. This evaluation is performed for each software product and any online transaction, such as a digital download of a title or product add-ons, when it is released.

When we determine that a software title contains online functionality that constitutes a more-than-inconsequential separate deliverable in addition to the product, principally because of its importance to gameplay, we consider our performance obligations for this title to extend beyond the sale of the game. VSOE of fair value does not exist for the online functionality of some products, as we do not separately charge for this component of every title. As a result, we recognize all of the software-related revenue from the sale of any such title ratably over the estimated service period of such title. In addition, we initially defer the costs of sales for the title (excluding intangible asset amortization), and recognize the costs of sales as the related revenues are recognized. Cost of sales includes manufacturing costs, software royalties and amortization, and intellectual property licenses costs.

We recognize revenues from *World of Warcraft* boxed product, expansion packs and value-added services, in each case with the related subscription service revenue, ratably over the estimated service period beginning upon activation of the software and delivery of the related services. Revenues attributed to the sale of *World of Warcraft* boxed software and related expansion packs are classified as "Product sales", whereas revenues attributable to subscriptions and other value-added services are classified as "Subscription, licensing and other revenues".

Revenues for software products with more-than-inconsequential separate service deliverables and *World of Warcraft* products are recognized over the estimated service periods, which range from a minimum of five months to a maximum of less than a year.

For our software products with features we consider to be incidental to the overall product offering and an inconsequential deliverable, such as products which provide limited online features at no additional cost to the consumer, we recognize the related revenue from them upon the transfer of title and risk of loss of the product to our customer.

With respect to online transactions, such as online downloads of titles or product add-ons that do not include a more-than-inconsequential separate service deliverable, revenue is recognized when the fee is paid by the online customer to purchase online content, the product is available for download and is activated for gameplay. In addition, persuasive evidence of an arrangement must exist and collection of the related receivable must be probable.

Sales incentives and other consideration given by us to our customers, such as rebates and product replacement fees, are considered adjustments of the selling price of our products and are reflected as reductions to revenue. Sales incentives and other consideration that represent costs incurred by us for assets or services received, such as the appearance of our products in a customer's national circular ad, are reflected as sales and marketing expenses when the benefit from the sales incentive is separable from sales to the same customer and we can reasonably estimate the fair value of the benefit.

Subscription Revenues

Subscription revenues are derived from *World of Warcraft* and from our *Call of Duty Elite* membership. *World of Warcraft* is a game that is playable through Blizzard's servers and is generally sold through a subscription-only basis, whereas *Call of Duty Elite* provides an enhanced multiplayer gameplay experience through subscription-based services, such as monthly downloadable content and year round competitions.

For *World of Warcraft*, after the first month of free usage that is included with the *World of Warcraft* boxed software, the *World of Warcraft* end user may enter into a subscription agreement for additional future access. Revenues associated with the sale of subscriptions via boxed software and prepaid subscription cards, as well as prepaid subscriptions sales, are deferred until the subscription service is activated by the consumer and are then recognized ratably over the subscription period. Value-added service revenues associated with subscriptions are recognized ratably over the estimated service periods.

Licensing Revenues

Third-party licensees in Russia, China and Taiwan distribute and host Blizzard's *World of Warcraft* game in their respective countries under license agreements, for which they pay the Company a royalty. We recognize these royalties as revenues based on the end users' activation of the underlying prepaid time, if all other performance obligations have been completed, or based on usage by the end user, when we have continuing service obligations. We recognize any upfront licensing fee received over the term of the contracts.

With respect to license agreements that provide customers the right to make multiple copies in exchange for guaranteed amounts, revenue is generally recognized upon delivery of a master copy. Per copy royalties on sales that exceed the guarantee are recognized as earned. In addition, persuasive evidence of an arrangement must exist and collection of the related receivable must be probable.

Breakage Revenues

World of Warcraft boxed product sales and subscription revenues are recognized upon activation of the game. We analyze historical activation patterns over time to determine when the likelihood of activation ever occurring becomes remote. We recognize revenues from subscriptions that have not yet been activated, prepaid subscription cards, as well as prepaid subscription sales, when the likelihood of future activation occurring is remote (defined as "breakage revenues"). For the years ended December 31, 2011, 2010, and 2009, we recorded $0 million, $14 million, and $5 million, respectively of breakage revenues from the sale of packaged software in product sales, and $0 million, $6 million, and $8 million, respectively of prepaid and subscription breakage revenues in subscription, licensing and other revenues in the consolidated statements of operations.

Other Revenues

Other revenues primarily include licensing activity of intellectual property other than software to third-parties. Revenue is recorded upon receipt of licensee statements, or upon the receipt of cash, provided the license period has begun.

Allowances for Returns, Price Protection, Doubtful Accounts, and Inventory Obsolescence

We closely monitor and analyze the historical performance of our various titles, the performance of products released by other publishers, market conditions, and the anticipated timing of other releases to assess future demand of current and upcoming titles. Initial volumes shipped upon title launch and subsequent reorders are evaluated with the goal of ensuring that quantities are sufficient to meet the demand from the retail markets, but at the same time are controlled to prevent excess inventory in the channel. We benchmark units to be shipped to our customers using historical and industry data.

We may permit product returns from, or grant price protection to, our customers under certain conditions. In general, price protection refers to the circumstances in which we elect to decrease, on a short or longer term basis, the wholesale price of a product by a certain amount and, when granted and applicable, allow customers a credit against amounts owed by such customers to us with respect to open and/or future invoices. The conditions our customers must meet to be granted the right to return products or price protection include, among other things, compliance with applicable trading and payment terms, and consistent return of inventory and delivery of sales reporting to us. We may also consider other factors, including the facilitation of slow-moving inventory and other market factors.

Significant management judgments and estimates must be made and used in connection with establishing the allowance for returns and price protection in any accounting period based on estimates of potential future product returns and price protection related to current period product revenue. We estimate the amount of future returns and price protection for current period product revenue utilizing historical experience and information regarding inventory levels and the demand and acceptance of our products by the end consumer. The following factors are used to estimate the amount of future returns and price protection for a particular title: historical performance of titles in similar genres; historical performance of the hardware platform; historical performance of the franchise; console hardware life cycle; sales force and retail customer feedback; industry pricing; weeks of on-hand retail channel inventory; absolute quantity of on-hand retail channel inventory; our warehouse on-hand inventory levels; the title's recent sales history (if available); marketing trade programs; and performance of competing titles. The relative importance of these factors varies among titles depending upon, among other items, genre, platform, seasonality, and sales strategy.

Based upon historical experience, we believe that our estimates are reasonable. However, actual returns and price protection could vary materially from our allowance estimates due to a number of reasons including, among others, a lack of consumer acceptance of a title, the release in the same period of a similarly themed title by a competitor, or technological obsolescence due to the emergence of new hardware platforms. Material differences may result in the amount and timing of our revenue for any period if factors or market conditions change or if management makes different judgments or utilizes different estimates in determining the allowances for returns and price protection. For example, a 1% change in our December 31, 2011 allowance for sales returns, price protection and other allowances would have impacted net revenues by approximately $3 million.

Similarly, management must make estimates as to the collectability of our accounts receivable. In estimating the allowance for doubtful accounts, we analyze the age of current outstanding account balances, historical bad debts, customer concentrations, customer creditworthiness, current economic trends, and changes in our customers' payment terms and their economic condition, as well as whether we can obtain sufficient credit insurance. Any significant changes in any of these criteria would affect management's estimates in establishing our allowance for doubtful accounts.

We regularly review inventory quantities on-hand and in the retail channel. We write down inventory based on excess or obsolete inventories determined primarily by future anticipated demand for our products. Inventory write-downs are measured as the difference between the cost of the inventory and net realizable value, based upon assumptions about future demand, which are inherently difficult to assess and dependent on market conditions. At the point of a loss recognition, a new, lower cost basis for that inventory is established, and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established basis.

Shipping and Handling

Shipping and handling costs, which consist primarily of packaging and transportation charges incurred to move finished goods to customers, are included in "Cost of sales—product costs."

Advertising Expenses

We expense advertising as incurred, except for production costs associated with media advertising, which are deferred and charged to expense when the related advertisement is ran for the first time. Advertising expenses for the years ended December 31, 2011, 2010, and 2009 were $343 million, $332 million, and $366 million, respectively, and are included in "Sales and marketing expense" in the consolidated statements of operations.

Income Taxes

We record a tax provision for the anticipated tax consequences of the reported results of operations. In accordance with FASB income tax guidance within ASC Topic 740, the provision for income taxes is computed using the asset and liability method, under which deferred tax assets and liabilities are recognized for the expected future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating losses and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the deferred tax assets or liabilities are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. We evaluate deferred tax assets each period for recoverability. For those assets that do not meet the threshold hold of "more likely than not" that they will be realized in the future, a valuation allowance is recorded.

We report a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. We recognize interest and penalties, if any, related to unrecognized tax benefits in income tax expense.

Foreign Currency Translation

All assets and liabilities of our foreign subsidiaries are translated into U.S. dollars at the exchange rate in effect at the balance sheet date, and revenue and expenses are translated at average exchange rates during the period. The resulting translation adjustments are reflected as a component of "Accumulated other comprehensive income (loss)" in shareholders' equity.

Earnings (Loss) Per Common Share

"Basic earnings (loss) per common share" is computed by dividing income (loss) available to common shareholders by the weighted average number of common shares outstanding for the periods presented. "Diluted earnings per share" is computed by dividing income (loss) available to common shareholders by the weighted average number of common shares outstanding, increased by the weighted average number of common stock equivalents. Common stock equivalents are calculated using the treasury stock method and represent incremental shares issuable upon exercise of our outstanding options. However, potential common shares are not included in the denominator of the diluted earnings (loss) per share calculation when inclusion of such shares would be anti-dilutive, such as in a period in which a net loss is recorded.

When we determine whether instruments granted in stock-based payment transactions are participating securities, unvested stock-based awards which include the right to receive non-forfeitable dividends or dividend equivalents are considered to participate with common stock in undistributed earnings. With participating securities, we are required to calculate basic and diluted earnings per common share amounts under the two-class method. The two-class method excludes from earnings per common share calculations any dividends paid or owed to participating securities and any undistributed earnings considered to be attributable to participating securities.

Stock-Based Compensation

We account for stock-based compensation in accordance with ASC Topic 718-10, *Compensation-Stock Compensation*, and ASC Subtopic 505-50, *Equity-Based Payments to Non-Employees* ("ASC stock-based compensation guidance"). Stock-based compensation expense recognized during the requisite services period (that is, the period for which the employee is being compensated) and is based on the value of stock-based payment awards after reduction for estimated forfeitures. Forfeitures are estimated at the time of grant and are revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Stock-based compensation expense recognized in the consolidated statement of operations for the years ended December 31, 2011, 2010, and 2009 included both compensation expense for stock-based payment awards granted by Activision, Inc. prior to, but not yet vested as of July 9, 2008, based on the revalued fair value estimated at July 9, 2008, and compensation expense for the stock-based payment awards granted by us subsequent to July 9, 2008.

We estimate the value of stock-based payment awards on the measurement date using a binomial-lattice model. Our determination of fair value of stock-based payment awards on the date of grant using an option-pricing model is affected by our stock price as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to, our expected stock price volatility over the term of the awards, and actual and projected employee stock option exercise behaviors.

We generally determine the fair value of restricted stock rights (including restricted stock units, restricted stock awards, and performance shares) based on the closing market price of the Company's common stock on the date of grant.

See Note 18 of the Notes to Consolidated Financial Statements.

3. Investment and other income, net

Investment and other income, net is comprised of the following (amounts in millions):

	For the Years Ended December 31,		
	2011	2010	2009
Interest income	$14	$8	$15
Interest expense	(4)	(5)	(4)
Change in fair value of other financial liability	—	22	8
Net realized and unrealized loss on foreign exchange contracts with Vivendi	(7)	(2)	(1)
Investment and other income, net	$3	$23	$18

4. Cash and Cash Equivalents

The following table summarizes the components of our cash and cash equivalents with original maturities of three months or less at the date of purchase (amounts in millions):

	At December 31,	
	2011	2010
Cash	$270	$245
Time deposits	24	19
Money market funds	2,869	2,216
U.S. treasuries and/or foreign government bonds	2	332
Cash and cash equivalents	$3,165	$2,812

5. Investments

The following table summarizes our short-term and long-term investments at December 31, 2011 and 2010 (amounts in millions):

At December 31, 2011	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair Value
Short-term investments:				
Available-for-sale investments:				
U.S. treasuries and government agency securities	$344	$—	$—	$344
Restricted cash				16
Total short-term investments				$360
Long-term investments:				
Available-for-sale investments:				
Auction rate securities held through Morgan Stanley Smith Barney LLC	$17	$—	$(1)	$16

At December 31, 2010	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair Value
Short-term investments:				
Available-for-sale investments:				
U.S. treasuries and government agency securities	$672	$—	$—	$672
Restricted cash				24
Total short-term investments				$696
Long-term investments:				
Available-for-sale investments:				
Auction rate securities held through Morgan Stanley Smith Barney LLC	$27	$—	$(4)	$23

The following table illustrates the gross unrealized losses on available-for-sale securities, the fair value of those securities, aggregated by investment categories, and the length of time that they have been in a continuous unrealized loss position at December 31, 2011 and 2010 (amounts in millions):

	Less than 12 months		12 months or more		Total	
At December 31, 2011	Unrealized losses	Fair Value	Unrealized losses	Fair Value	Unrealized losses	Fair Value
Taxable auction rate securities ..	$—	$—	$(1)	$16	$(1)	$16

	Less than 12 months		12 months or more		Total	
At December 31, 2010	Unrealized losses	Fair Value	Unrealized losses	Fair Value	Unrealized losses	Fair Value
Taxable auction rate securities ..	$—	$—	$(4)	$23	$(4)	$23

The total unrealized loss of $1 million at December 31, 2011 is due to failed auctions of taxable ARS held through Morgan Stanley Smith Barney LLC, which is 51% owned by Morgan Stanley and 49% owned by Citigroup, Inc. The ARS were held directly through a wholly owned subsidiary of Citigroup, Inc. until the Morgan Stanley Smith Barney LLC joint-venture closed in the second quarter 2009. The majority of our investments in ARS are all backed by higher education student loans.

Based upon our analysis of the available-for-sale investments with unrealized losses, we have concluded that the gross unrealized losses of $1 million at December 31, 2011 were temporary in nature. We do not intend to sell the investment securities that are in an unrealized loss position and do not consider that it is more-likely-than-not that we will be required to sell the investment securities before recovery of their amortized cost basis, which may be maturity. We have not identified any issues related to the ultimate repayment of principal as a result of credit concerns on these securities. However, facts and circumstances may change which could result in a decline in fair value considered to be other-than-temporary in the future.

The following table summarizes the contractually stated maturities of our short- and long-term investments classified as available-for-sale at December 31, 2011 (amounts in millions):

At December 31, 2011	Amortized cost	Fair Value
U.S. government agency securities due in 1 year or less	$344	$344
Due after ten years	17	16
	$361	$360

6. Software development and intellectual property licenses

The following table summarizes the components of our software development and intellectual property licenses (amounts in millions):

	At December 31, 2011	At December 31, 2010
Internally developed software costs	$115	$142
Payments made to third-party software developers	84	60
Total software development costs	$199	$202
Intellectual property licenses	$34	$73

Amortization, write-offs and impairments of capitalized software development costs and intellectual property licenses are comprised of the following (amounts in millions):

	For the Years Ended December 31,		
	2011	2010	2009
Amortization	$258	$319	$314
Write-offs and impairments	60	66	21

7. Restructuring

On February 3, 2011, the Board of Directors of the Company authorized a restructuring plan (the "2011 Restructuring") involving a focus on the development and publication of a reduced slate of titles on a going-forward basis, including the discontinuation of the development of music-based games, the closure of the related business unit and the cancellation of other titles then in production, along with a related reduction in studio headcount and corporate overhead.

The following table details the amount of the 2011 Restructuring reserves included in "Accrued Expenses and Other Liabilities" in the consolidated balance sheet at December 31, 2011 (amounts in millions):

	Severance	Facilities costs	Contract termination costs	Total
Balance at December 31, 2010	$—	$—	$—	$—
Costs charged to expense	20	4	1	25
Costs paid or otherwise settled	(16)	(1)	(1)	(18)
Balance at December 31, 2011	$4	$3	$—	$7

The 2011 Restructuring charges for the year ended December 31, 2011 was $25 million. These charges, as well as the 2011 Restructuring reserve balances at December 31, 2011, were recorded within our Activision segment. We completed the 2011 Restructuring as of December 31, 2011 and we do not expect to incur significant additional restructuring expenses relating thereto.

We have completed our implementation of our organizational restructuring plan as a result of the Business Combination. There were minimal cash payments and additional charges in our consolidated statement of operations for the year ended December 31, 2011 relating to that restructuring and we do not expect to incur additional restructuring expenses relating thereto.

8. Inventories, net

Our inventories consist of the following (amounts in millions):

	At December 31,	
	2011	2010
Finished goods	$116	$98
Purchased parts and components	28	14
Inventories, net	$144	$112

9. Property and Equipment, Net

Property and equipment, net was comprised of the following (amounts in millions):

	At December 31,	
	2011	2010
Land	$1	$1
Buildings	5	5
Leasehold improvements	72	57
Computer equipment	406	386
Office furniture and other equipment	49	63
Total cost of property and equipment	533	512
Less accumulated depreciation	(370)	(343)
Property and equipment, net	$163	$169

Depreciation expense for the years ended December 31, 2011, 2010, and 2009 was $75 million, $68 million, and $76 million, respectively.

Rental expenses were $38 million, $37 million and $38 million for the years ended December 31, 2011, 2010, and 2009, respectively.

10. Goodwill

The changes in the carrying amount of goodwill by reporting unit for the years ended December 31, 2011 and 2010 are as follows (amounts in millions):

	Activision	Blizzard	Distribution	Total
Balance at December 31, 2009	$6,964	$178	$12	$7,154
Tax benefit credited to goodwill	(22)	—	—	(22)
Balance at December 31, 2010	$6,942	$178	$12	$7,132
Tax benefit credited to goodwill	(12)	—	—	(12)
Issuance of contingent consideration	3	—	—	3
Impairment of goodwill	—	—	(12)	(12)
Balance at December 31, 2011	$6,933	$178	$—	$7,111

Issuance of contingent consideration consists of additional purchase consideration paid or accrued in relation to previous acquisitions. The tax benefit credited to goodwill represents the tax deduction resulting from the exercise of stock options that were outstanding and vested at the consummation of the Business Combination and included in the purchase price of Activision, Inc. to the extent that the tax deduction did not exceed the fair value of those options. Conversely, to the extent that the tax deduction did exceed the fair value of those options, the tax benefit is credited to accumulated paid in capital.

At December 31, 2011 and 2010, the gross goodwill and accumulated impairment losses by reporting unit are as follows:

	Activision	Blizzard	Distribution	Total
Balance at December 31, 2010:				
Goodwill	$6,942	$178	$12	$7,132
Total	$6,942	$178	$12	$7,132
Balance at December 31, 2011:				
Goodwill	$6,933	$178	$12	$7,123
Accumulated impairment losses	—	—	(12)	(12)
Total	$6,933	$178	$—	$7,111

11. Intangible Assets, Net

Intangible assets, net consist of the following (amounts in millions):

	At December 31, 2011				
	Estimated useful lives	Gross carrying amount	Accumulated amortization	Impairment charge	Net carrying amount
Acquired definite-lived intangible assets:					
License agreements	3 - 10 years	$88	$(82)	$—	$6
Game engines	2 - 5 years	32	(32)	—	—
Internally developed franchises	11 - 12 years	309	(227)	—	82
Distribution agreements	4 years	18	(18)	—	—
Acquired indefinite-lived intangible assets:					
Activision trademark	Indefinite	386	—	—	386
Acquired trade names	Indefinite	47	—	—	47
Total		$880	$(359)	$—	$521

	At December 31, 2010				
	Estimated useful lives	Gross carrying amount	Accumulated amortization	Impairment charge	Net carrying amount
Acquired definite-lived intangible assets:					
License agreements	3 - 10 years	$172	$(91)	$(67)	$14
Game engines	2 - 5 years	61	(50)	(9)	2
Internally developed franchises	11 - 12 years	574	(182)	(250)	142
Favorable leases	1 - 4 years	5	(5)	—	—
Distribution agreements	4 years	18	(16)	—	2
Acquired indefinite-lived intangible assets:					
Activision trademark	Indefinite	386	—	—	386
Acquired trade names	Indefinite	47	—	—	47
Total		$1,263	$(344)	$(326)	$593

Amortization expense of intangible assets was $72 million, $130 million, and $271 million for the years ended December 31, 2011, 2010, and 2009, respectively.

The gross carrying amount as of December 31, 2011 in the tables above reflect a new cost basis for license agreements, game engines and internally developed franchises due to impairment charges for the year ended December 31, 2010. The new cost basis includes the original gross carrying amount, less accumulated amortization and impairment charges on the intangible assets as of December 31, 2010.

At December 31, 2011, future amortization of definite-lived intangible assets is estimated as follows (amounts in millions):

2012	$34
2013	28
2014	13
2015	7
2016	3
Thereafter	3
Total	$88

We did not record any impairment charges against our intangible assets for the year ended December 31, 2011.

In 2010, we considered the continued economic downturn within our industry and the change in the buying habits of casual consumers while planning for 2011 during the fourth quarter of 2010. This resulted in a significant revision of our outlook for retail sales of software and a strategy change to, among other things, focus on fewer title releases in the casual genre and discontinue the development of music-based titles. As we considered this change in strategy to be an indicator of a potential impairment of our intangible assets, we updated our future projected revenue streams for certain franchises in the casual games and music genres. We performed recoverability tests and, where applicable, measured the impairment of the related intangible assets in accordance with ASC Subtopic 360-10. This resulted in impairment charges of $67 million, $9 million and $250 million to license agreements, game engines and internally developed franchises intangible assets, respectively, for the year ended December 31, 2010 recorded within our Activision segment.

12. Current Accrued Expenses and Other Liabilities, and Other Current Assets

Included in current accrued expenses and other liabilities of our consolidated balance sheets are accrued payroll related costs of $363 million and $386 million at December 31, 2011 and 2010, respectively.

Included in other current assets of our consolidated balance sheets are deferred cost of sales—product costs of $246 million and $250 million at December 31, 2011 and 2010, respectively.

13. Operating Segments and Geographic Region

Our operating segments are consistent with our internal organizational structure, the manner in which our operations are reviewed and managed by our Chief Executive Officer, who is our Chief Operating Decision Maker ("CODM"), the manner in which operating performance is assessed and resources are allocated, and the availability of separate financial information. Currently, we operate under three operating segments: Activision, Blizzard and Distribution (see Note 1 of the notes to the consolidated financial statements). We do not aggregate operating segments.

The CODM reviews segment performance exclusive of the impact of the change in deferred net revenues and related cost of sales with respect to certain of our online-enabled games, stock-based compensation expense, restructuring expense, amortization of intangible assets and purchase price accounting related adjustments, impairment of intangible assets and goodwill, integration and transaction costs, and other. The CODM does not review any information regarding total assets on an operating segment basis and, accordingly, no disclosure is made. Information on the operating segments and reconciliations of total net revenues and total segment income (loss) from operations to consolidated net revenues from external customers and income (loss) before income tax expense for the years ended December 31, 2011, 2010, and 2009 are presented below (amounts in millions):

	Years Ended December 31,					
	2011	2010	2009	2011	2010	2009
	Net Revenues			Income (loss) from operations		
Activision	$2,828	$2,769	$3,156	$851	$511	$663
Blizzard	1,243	1,656	1,196	496	850	555
Distribution	418	378	423	11	10	16
Operating segments total	4,489	4,803	4,775	1,358	1,371	1,234
Reconciliation to consolidated net revenues / consolidated income (loss) before tax expense:						
Net effect from deferral of net revenues and related cost of sales	266	(356)	(497)	183	(319)	(383)
Stock-based compensation expense	—	—	—	(103)	(131)	(154)
Restructuring	—	—	—	(26)	(3)	(23)
Amortization of intangible assets	—	—	—	(72)	(123)	(259)
Impairment of goodwill/intangible assets	—	—	—	(12)	(326)	(409)
Integration and transaction costs	—	—	—	—	—	(24)
Other	—	—	1	—	—	(8)
Consolidated net revenues / operating income (loss)	$4,755	$4,447	$4,279	$1,328	$469	$(26)
Investment and other income, net				3	23	18
Consolidated income (loss) before income tax expense				$1,331	$492	$(8)

For the years ended December 31, 2011 and 2010, restructuring expense of $1 million and $3 million is reflected in the "General and administrative expense" in the consolidated statement of operations, respectively. These restructuring expenses were related to the Business Combination consummated in July 2008. See Note 7 of the Notes to Consolidated Financial Statements for more detail.

Geographic information for the years ended December 31, 2011, 2010, and 2009 is based on the location of the selling entity. Net revenues from external customers by geographic region were as follows (amounts in millions):

	Years Ended December 31,		
	2011	2010	2009
Net revenues by geographic region:			
North America	$2,405	$2,409	$2,217
Europe	1,990	1,743	1,798
Asia Pacific	360	295	263
Total geographic region net revenues	4,755	4,447	4,278
Other	—	—	1
Total consolidated net revenues	$4,755	$4,447	$4,279

Net revenues by platform were as follows (amounts in millions):

	Years Ended December 31,		
	2011	2010	2009
Net revenues by platform:			
Online subscriptions*	$1,357	$1,230	$1,248
Console	2,439	2,330	2,199
Handheld	167	184	244
PC and Other	374	325	164
Total platform net revenues	4,337	4,069	3,855
Distribution	418	378	423
Other	—	—	1
Total consolidated net revenues	$4,755	$4,447	$4,279

* Revenue from online subscriptions consists of revenue from all *World of Warcraft* products, including subscriptions, boxed products, expansion packs, licensing royalties, and value-added services.

Long-lived assets by geographic region at December 31, 2011, 2010, and 2009 were as follows (amounts in millions):

	Years Ended December 31,		
	2011	2010	2009
Long-lived assets* by geographic region:			
North America	$105	$113	$100
Europe	46	46	32
Asia Pacific	12	10	6
Total long-lived assets by geographic region	$163	$169	$138

* We classify long-lived assets as long term tangible fixed assets by the location of the controlling statutory entity, which only includes property, plant and equipment assets, as all other long term assets are corporate assets that are not allocated to locations.

For information regarding significant customers, see "Concentration of Credit Risk" in Note 2 of the Notes to Consolidated Financial Statements.

14. Computation of Basic/Diluted Earnings (Loss) Per Common Share

The following table sets forth the computation of basic and diluted earnings (loss) per common share (amounts in millions, except per share data):

	Years Ended December 31,		
	2011	2010	2009
Numerator:			
Consolidated net income	$1,085	$418	$113
Less: Distributed earnings to unvested stock-based awards that participate in earnings	(3)	(2)	—
Less: Undistributed earnings allocated to unvested stock-based awards that participate in earnings	(13)	(2)	(1)
Numerator for basic and diluted earnings per common share—income available to common shareholders	1,069	414	112
Denominator:			
Denominator for basic earnings per common share—weighted-average common shares outstanding	1,148	1,222	1,283
Effect of potential dilutive common shares under the treasury stock method: Employee stock options	8	14	28
Denominator for diluted earnings per common share—weighted-average common shares outstanding plus dilutive effect of employee stock options	1,156	1,236	1,311
Basic earnings per common share	$0.93	$0.34	$0.09
Diluted earnings per common share	$0.92	$0.33	$0.09

Our unvested restricted stock rights (including restricted stock units, restricted stock awards, and performance shares) are considered participating securities since these securities have non-forfeitable rights to dividends or dividend equivalents during the contractual period of the award. Since the unvested restricted stock rights are considered participating securities, we are required to use the two-class method in our computation of basic and diluted earnings per common share. For the years ended December 31, 2011 and 2010, we had outstanding unvested restricted stock rights with respect to 17 million and 12 million shares of common stock on a weighted-average basis, respectively.

Potential common shares are not included in the denominator of the diluted earnings per common share calculation when inclusion of such shares would be anti-dilutive. Therefore, options to acquire 25 million, 25 million, and 20 million shares of common stock were not included in the calculation of diluted earnings (loss) per common share for the years ended December 31, 2011, 2010, and 2009, respectively, as the effect of their inclusion would be anti-dilutive.

15. Income Taxes

Domestic and foreign income (loss) before income taxes and details of the income tax expense (benefit) are as follows (amounts in millions):

	For the Years Ended December 31,		
	2011	2010	2009
Income (loss) before income tax expense (benefit):			
Domestic	$623	$228	$(237)
Foreign	708	264	229
	$1,331	$492	$(8)
Income tax expense (benefit):			
Current:			
Federal	$144	$314	$237
State	(2)	31	46
Foreign	28	29	14
Total current	170	374	297
Deferred:			
Federal	61	(264)	(309)
State	(4)	8	(75)
Foreign	19	(45)	(12)
Release of valuation allowance	—	—	(22)
Total deferred	76	(301)	(418)
Add back benefit credited to additional paid-in capital:			
Excess tax benefit associated with stock options	—	1	—
Income tax expense (benefit)	$246	$74	$(121)

The items accounting for the difference between income taxes computed at the U.S. federal statutory income tax rate and the income tax expense (benefit) (the effective tax rate) for each of the years are as follows (amounts in millions):

	For the Years Ended December 31,					
	2011		2010		2009	
Federal income tax provision at statutory rate	$466	35%	$172	35%	$(3)	(35)%
State taxes, net of federal benefit	18	1	30	6	(17)	(219)
Research and development credits	(21)	(2)	(11)	(2)	(24)	(302)
Domestic production activity deduction	(15)	(1)	(13)	(3)	(7)	(89)
Foreign rate differential	(202)	(15)	(109)	(22)	(82)	(1,040)
Change in valuation allowance	—	—	—	—	(22)	(286)
Change in tax reserves	10	1	(1)	—	34	440
Foreign withholding tax	—	—	—	—	2	24
Foreign tax credits	—	—	—	—	(3)	(41)
Shortfall from employee stock option exercises	9	1	8	1	2	27
Return to provision adjustment	(31)	(2)	—	—	—	—
Other	12	1	(2)	—	(1)	(13)
Income tax expense (benefit)	$246	19%	$74	15%	$(121)	(1,534)%

Deferred income taxes reflect the net tax effects of temporary differences between the amounts of assets and liabilities for accounting purposes and the amounts used for income tax purposes. The components of the net deferred tax assets (liabilities) are as follows (amounts in millions):

	As of December 31,	
	2011	2010
Deferred tax assets:		
Reserves and allowances	$20	$29
Allowance for sales returns and price protection	59	72
Inventory reserve	2	23
Accrued expenses	101	117
Deferred revenue	330	377
Tax credit carryforwards	43	25
Net operating loss carryforwards	15	16
Stock-based compensation	91	99
Foreign deferred assets	16	15
Other	5	17
Deferred tax assets	682	790
Valuation allowance	—	—
Deferred tax assets, net of valuation allowance	682	790
Deferred tax liabilities:		
Intangibles	(177)	(209)
Prepaid royalties	(2)	(2)
Capitalized software development expenses	(33)	(42)
State taxes	(18)	(9)
Deferred tax liabilities	(230)	(262)
Net deferred tax assets	$452	$528

As of December 31, 2011, our available federal net operating loss carryforward of less than a million is subject to certain limitations as defined under Section 382 of the Internal Revenue Code. The net operating loss carryforward will begin to expire in 2023. We have various state net operating loss carryforwards totaling $17 million which are not subject to limitations under Section 382 of the Internal Revenue Code and will begin to expire in 2013. We have tax credit carryforwards of $6 million and $37 million for federal and state purposes, respectively, which begin to expire in fiscal 2016.

Through our foreign operations, we have approximately $47 million in net operating loss carryforwards at December 31, 2011, attributed mainly to losses in France and Ireland. We evaluate our deferred tax assets, including net operating losses, to determine if a valuation allowance is required. We assess whether a valuation allowance should be established or released based on the consideration of all available evidence using a "more likely than not" standard. In making such judgments, significant weight is given to evidence that can be objectively verified. At December 31, 2011, there are no valuation allowances on deferred tax assets.

Realization of the U.S. deferred tax assets is dependent upon the continued generation of sufficient taxable income prior to expiration of tax credits and loss carryforwards. Although realization is not assured, management believes it is more likely than not that the net carrying value of the U.S. deferred tax assets will be realized.

Cumulative undistributed earnings of foreign subsidiaries for which no deferred taxes have been provided approximated $1,123 million at December 31, 2011. Deferred income taxes on these earnings have not been provided as these amounts are considered to be permanent in duration. It is not practical to estimate the amount of tax that would be payable upon distribution of these earnings.

As of December 31, 2011, we had approximately $154 million in total unrecognized tax benefits of which $152 million would affect our effective tax rate if recognized. A reconciliation of unrecognized tax benefits for the years ended December 31, 2011, 2010 and 2009 is as follows (amounts in millions):

	For the Years Ended December 31,		
	2011	2010	2009
Unrecognized tax benefits balance at January 1	$132	$139	$103
Gross increase for tax positions of prior years	4	—	3
Gross decrease for tax positions of prior years	—	—	(1)
Gross increase for tax positions of current year	65	21	35
Settlement with taxing authorities	—	(16)	—
Lapse of statute of limitations	(47)	(12)	(1)
Unrecognized tax benefits balance at December 31	$154	$132	$139

In addition, as of December 31, 2011 and 2010, we reflected $146 million and $111 million, respectively, of income tax liabilities as non-current liabilities because payment of cash or settlement is not anticipated within one year of the balance sheet date. These non-current income tax liabilities are recorded in other liabilities in the consolidated balance sheets as of December 31, 2011 and 2010.

We recognize interest and penalties related to uncertain tax positions in income tax expense. As of December 31, 2011 and 2010, we had approximately $12 million and $11 million, respectively, of accrued interest and penalties related to uncertain tax positions. For the years ended December 31, 2011, 2010, and 2009, we recorded $1 million, $3 million and $6 million, respectively, of interest expense related to uncertain tax positions.

On July 9, 2008, Activision Blizzard entered into a Tax Sharing Agreement (the "Tax Sharing Agreement") with Vivendi. The Tax Sharing Agreement generally governs Activision Blizzard's and Vivendi's respective rights, responsibilities and obligations with respect to the ordinary course of business taxes. Currently, under the Tax Sharing Agreement, with certain exceptions, Activision Blizzard generally is responsible for the payment of U.S. and certain non-U.S. income taxes that are required to be paid to tax authorities on a stand-alone Activision Blizzard basis. In the event that Activision Blizzard joins Vivendi in the filing of a group tax return, Activision Blizzard will pay its share of the tax liability for such group tax return to Vivendi, and Vivendi will pay the tax liability for the entire group to the appropriate tax authority. Vivendi will indemnify Activision Blizzard for any tax liability imposed upon it due to Vivendi's failure to pay any group tax liability. Activision Blizzard will indemnify Vivendi for any tax liability imposed on Vivendi (or any of its subsidiaries) due to Activision Blizzard's failure to pay any taxes it owes under the Tax Sharing Agreement.

For periods prior to the Business Combination, Vivendi Games' income taxes were presented in the financial statements as if Vivendi Games were a stand- alone taxpayer even though Vivendi Games' operating results were included in the consolidated federal, certain foreign, and state and local income tax returns of Vivendi or Vivendi's subsidiaries. Based on the subsequent filing of these tax returns by Vivendi or Vivendi's subsidiaries, we determined that the amount paid by Vivendi Games was greater than the actual amount due (and settled) based upon filing of these returns for the year ended December 31, 2008. This difference between the amount paid and the actual amount due (and settled) represents a return of capital to Vivendi, which, in accordance with the terms of the Business Combination agreement, occurred immediately prior to the close of the Business Combination. This difference has resulted in no additional payment to Vivendi and no impact to our consolidated statement of cash flows for the years ended December 31, 2011, 2010, and 2009.

Vivendi Games results for the period January 1, 2008 through July 9, 2008 are included in the consolidated federal and certain foreign, state and local income tax returns filed by Vivendi or its affiliates while Vivendi Games results for the period July 10, 2008 through December 31, 2008 are included in the consolidated federal and certain foreign, state and local income tax returns filed by Activision Blizzard. Vivendi Games is no longer subject to U.S. federal income tax examinations for tax years before 2002 or state examinations for tax years before 2000.

Activision Blizzard's tax years 2008 through 2010 remain open to examination by the major taxing jurisdictions to which we are subject. The Internal Revenue Service is currently examining the Company's federal tax returns for the 2009 tax year. The Company also has several state and non-U.S. audits pending. Although the final resolution of the Company's global tax disputes is uncertain, based on current information, in the opinion of the Company's management, the ultimate resolution of these matters will not have a material adverse effect on the Company's consolidated financial position, liquidity or results of operations.

Within the next twelve months, it is reasonably possible we will reduce approximately $16 million of previously unrecognized tax benefits due to the expiration of statutes of limitation and anticipated closure of income tax examinations.

16. Fair Value Measurements

Fair Value Measurements on a Recurring Basis

FASB literature regarding fair value measurements for financial and non-financial assets and liabilities establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy requires entities to maximize the use of "observable inputs" and minimize the use of "unobservable inputs." The three levels of inputs used to measure fair value are as follows:

- Level 1—Quoted prices in active markets for identical assets or liabilities.
- Level 2—Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets or liabilities in active markets or other inputs that are observable or can be corroborated by observable market data.
- Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The table below segregates all assets and liabilities that are measured at fair value on a recurring basis (which means they are so measured at least annually) into the most appropriate level within the fair value hierarchy based on the inputs used to determine the fair value at the measurement date (amounts in millions):

		Fair Value Measurements at December 31, 2011 Using			
	As of December 31, 2011	Quoted Prices in Active Markets for Identical Financial Instruments (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance Sheet Classification
Financial assets:					
Money market funds	$2,869	$2,869	$—	$—	Cash and cash equivalents
U.S. treasuries with original maturities of three months or less	2	2	—	—	Cash and cash equivalents
U.S. treasuries and government agency securities	344	344	—	—	Short-term investments
ARS held through Morgan Stanley Smith Barney LLC	16	—	—	16	Long-term investments
Total financial assets at fair value	$3,231	$3,215	$—	$16	

	As of December 31, 2010	Fair Value Measurements at December 31, 2010 Using: Quoted Prices in Active Markets for Identical Financial Instruments (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance Sheet Classification
Financial assets:					
Money market funds	$2,216	$2,216	$—	$—	Cash and cash equivalents
U.S. treasuries and foreign government bonds with original maturities of the three months or less	332	332	—	—	Cash and cash equivalents
U.S. treasuries and government agency securities	672	672	—	—	Short-term investments
ARS held through Morgan Stanley Smith Barney LLC	23	—	—	23	Long-term investments
Foreign exchange contract derivatives	1	—	1	—	Other assets—current
Total financial assets at fair value	$3,244	$3,220	$1	$23	

The following table provides a reconciliation of the beginning and ending balances of our financial assets and financial liabilities classified as Level 3 by major categories (amounts in millions) at December 31, 2011:

	Level 3: ARS (a)	Total financial assets at fair value
Balance at January 1, 2011	$23	$23
Total unrealized gains included in other comprehensive income	3	3
Purchases or acquired sales, issuances and settlements	(10)	(10)
Balance at December 31, 2011	$16	$16

The following table provides a reconciliation of the beginning and ending balances of our financial assets and financial liabilities classified as Level 3 by major categories (amounts in millions) at December 31, 2010:

	Level 3: ARS (a)	ARS rights from UBS (b)	Total financial assets at fair value	Other financial liabilities
Balance at January 1, 2010	$77	$7	$84	$(23)
Total gains or (losses) (realized/unrealized) included in investment and other income, net	7	(7)	—	23
Purchases or acquired sales, issuances and settlements	(61)	—	(61)	—
Balance at December 31, 2010	$23	$—	$23	$—

(a) Fair value measurements have been estimated using an income-approach model (specifically, discounted cash-flow analysis). When estimating the fair value, we consider both observable market data and non-observable factors, including credit quality, duration, insurance wraps, collateral composition, maximum rate formulas, comparable trading instruments, and the likelihood of redemption. Significant assumptions used in the analysis include estimates for interest rates, spreads, cash flow timing and amounts, and holding periods of the securities. Assets measured at fair value using significant unobservable inputs (Level 3) represent less than 1% of our financial assets measured at fair value on a recurring basis at December 31, 2011.

In June 2010, we sold the remainder of our ARS held with UBS at par and recognized a gain of $7 million included within investment and other income, net in the consolidated statement of operations.

(b) ARS rights from UBS represented an offer from UBS providing us with the right to require UBS to purchase our ARS held through UBS at par value. To value the ARS rights, we considered the intrinsic value, time value of money, and our assessment of the credit worthiness of UBS. We exercised our ARS rights with UBS on June 30, 2010 and recorded a loss of $7 million included within investment and other income, net in the consolidated statement of operations.

Foreign Currency Forward Contracts Not Designated as Hedges

We transact business in various currencies other than the U.S. dollar and have significant international sales and expenses denominated in currencies other than the U.S. dollar, subjecting us to currency exchange rate risks. To mitigate our risk from foreign currency fluctuations we periodically enter into currency derivative contracts, principally swaps and forward contracts with maturities of twelve months or less, with Vivendi as our principal counterparty. We do not hold or purchase any foreign currency contracts for trading or speculative purposes and we do not designate these forward contracts or swaps as hedging instruments. Accordingly, we report the fair value of these contracts in the consolidated balance sheet with changes in fair value recorded in the consolidated statement of operations. The fair value of foreign currency contracts is estimated based on the prevailing exchange rates of the various hedged currencies as of the end of the period.

Fair Value Measurements on a Non-Recurring Basis

We measure the fair value of certain assets on a non-recurring basis, generally annually or when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

During our annual impairment review of goodwill performed as of December 31, 2011, we identified and recorded an impairment of $12 million in our Distribution segment. The decrease in fair value of the reporting unit was primarily due to the decrease of forecasted revenue from our Distribution segment in view of the industry trend towards digital distribution. No impairments of goodwill were recorded for the years ended December 31, 2010 and 2009.

In accordance with the provisions of the impairment of long-lived assets subsections of ASC Subtopic 360-10, intangible assets were written down to their fair value during in the quarter ended December 31, 2010 within our Activision operating segment. The write down resulted in impairment charges of $67 million, $9 million and $250 million to license agreements, game engines and internally developed franchises intangible assets, respectively (see Note 11 of the notes to the consolidated financial statements for details).

The tables below present intangible assets that were measured at fair value on a non-recurring basis at December 31, 2011 and 2010 (amounts in millions):

		Fair Value Measurements at December 31, 2011 Using			
	As of December 31, 2011	Quoted Prices in Active Markets for Identical Financial Instruments (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Losses
Non-financial assets:					
Goodwill	$—	$—	$—	$—	$12
Total non-financial assets at fair value	$—	$—	$—	$—	$12

		Fair Value Measurements at December 31, 2010 Using			
	As of December 31, 2010	Quoted Prices in Active Markets for Identical Financial Instruments (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Losses
Non-financial assets:					
Intangible assets, net	$—	$—	$—	$—	$326
Total non-financial assets at fair value	$—	$—	$—	$—	$326

17. Commitments and Contingencies

Credit Facilities

At December 31, 2011 and 2010, we maintained a $15 million and $22 million irrevocable standby letter of credit, respectively. The standby letter of credit is required by one of our inventory manufacturers to qualify for payment terms on our inventory purchases. Under the terms of this arrangement, we are required to maintain on deposit with the bank a compensating balance, restricted as to use, of not less than the sum of the available amount of the letter of credit plus the aggregate amount of any drawings under the letter of credit that have been honored thereunder, but not reimbursed. The letter of credit was undrawn at December 31, 2011 and 2010.

At December 31, 2011 and 2010, our subsidiary located in Europe maintained an irrevocable standby letter of credit of EUR 5 million ($7 million) and EUR 30 million ($40 million), respectively. The standby letter of credit is required by one of our inventory manufacturers to qualify for payment terms on our inventory purchases. There were no amounts outstanding at December 31, 2011 and 2010.

On April 29, 2008, Activision, Inc. entered into a senior unsecured credit agreement with Vivendi, as lender. Borrowings under the agreement became available upon consummation of the Business Combination. The credit agreement provided for a revolving credit facility of up to $475 million, bearing interest at LIBOR plus 1.20% per annum. Any unused amount under the revolving credit facility was subject to a commitment fee of 0.42% per annum. No borrowings under revolving credit facility with Vivendi were outstanding at December 31, 2009. Effective July 23, 2010, we terminated our unsecured credit agreement.

Commitments

In the normal course of business, we enter into contractual arrangements with third parties for non-cancelable operating lease agreements for our offices, for the development of products, and for the rights to intellectual property. Under these agreements, we commit to provide specified payments to a lessor, developer or intellectual property holder, as the case may be, based upon contractual arrangements. The payments to third-party developers are generally conditioned upon the achievement by the developers of contractually specified development milestones. Further, these payments to third-party developers and intellectual property holders typically are deemed to be advances and are recoupable against future royalties earned by the developer or intellectual property holder based on the sale of the related game. Additionally, in connection with certain intellectual property rights acquisitions and development agreements, we will commit to spend specified amounts for marketing support for the related game(s) which is to be developed or in which the intellectual property will be utilized. Assuming all contractual provisions are met, the total future minimum commitments for these and other contractual arrangements in place at December 31, 2011 are scheduled to be paid as follows (amounts in millions):

	Contractual Obligations(1)			
	Facility and Equipment Leases	Developer and Intellectual Properties	Marketing	Total
For the years ending December 31,				
2012	$33	$108	$32	$173
2013	30	49	—	79
2014	27	16	—	43
2015	18	—	—	18
2016	15	—	—	15
Thereafter	60	—	—	60
Total	$183	$173	$32	$388

(1) We have omitted uncertain tax liabilities from this table due to the inherent uncertainty regarding the timing of potential issue resolution. Specifically, either (a) the underlying positions have not been fully developed under audit to quantify at this time or, (b) the years relating to the issues for certain jurisdictions are not currently under audit. At December 31, 2011, we had $154 million of unrecognized tax benefits.

Legal Proceedings

We are currently involved in certain legal proceedings and where liabilities are probable and estimable, we have accrued appropriate amounts.

After concluding an internal human resources inquiry into breaches of contract and insubordination by two senior employees at Infinity Ward, the Company terminated its employment of Jason West and Vince Zampella on March 1, 2010. On March 3, 2010, West and Zampella filed a complaint against the Company in Los Angeles Superior Court for breach of contract and wrongful termination, among other claims. In their complaint, West and Zampella alleged damages, including punitive damages, in excess of $36 million an amount they have since significantly increased during discovery, as well as declaratory relief. On April 9, 2010, the Company filed a cross complaint against West and Zampella, asserting claims for breach of contract and fiduciary duty, among other claims. The Company is seeking damages and declaratory relief.

In addition, 38 current and former employees of Infinity Ward filed a complaint against the Company in Los Angeles Superior Court on April 27, 2010 (*Alderman et al. v. Activision Publishing, Inc. et al*). An amended complaint was filed on July 8, 2010, which added seven additional plaintiffs. On October 5, 2010, five plaintiffs, all current employees of Infinity Ward, filed dismissals without prejudice. There are currently 40 plaintiffs in the case. The plaintiffs have asserted claims for breach of contract, violation of the Labor Code of the State of California, conversion and other claims. In their complaint, the plaintiffs claimed that the Company failed to pay bonuses and other compensation allegedly owed to them in an amount at least between $75 million to $125 million, plus punitive damages, an amount they have since increased in discovery responses to approximately $300 million, plus punitive damages. On October 12, 2010, the court consolidated this matter with the West and Zampella matter.

On January 18, 2011, the court granted the Company's motion to amend its cross complaint against West and Zampella to add allegations with respect to them and to add Electronic Arts, Inc. as a party. On January 31, 2011, the case was transferred to the complex division.

Some of the parties have filed, and are likely to file, additional pre-trial motions, including dispositive motions, and discovery continues in the ordinary course of the litigation. The court has set a trial date of May 7, 2012.

The Company has accrued, and will continue to accrue, appropriate amounts related to bonuses and other monies allegedly owed in connection with this matter. Due to the inherent uncertainties of litigation, other potential outcomes are reasonably possible, including outcomes which are above the amount of the accrual. The Company does not expect this lawsuit to have a material impact on the Company's business, financial condition, results of operation or liquidity. However, an unfavorable resolution of this lawsuit above the amount of the accrual could have a material adverse effect on the Company's business and results of operations in an interim period in which the lawsuit is ultimately resolved.

In addition, we are party to other routine claims and suits brought by us and against us in the ordinary course of business, including disputes arising over intellectual property rights, contractual claims, employment laws, regulations and relationships, and collection matters. In the opinion of management, after consultation with legal counsel, the outcome of such routine claims and lawsuits will not have a material adverse effect on our business, financial condition, results of operations, or liquidity.

18. Stock-Based Compensation

Activision Blizzard Equity Incentive Plans

The Activision Blizzard Inc. 2008 Incentive Plan was adopted by our Board on July 28, 2008, approved by our stockholders and amended and restated by our Board on September 24, 2008, further amended and restated by our Board with stockholder approval on June 3, 2009, further amended and restated by the Compensation Committee of our Board with stockholder approval on December 17, 2009, and further amended and restated by our Board and the Compensation Committee of our Board with shareholder approval on June 3, 2010 (as so amended and restated, the "2008 Plan"). The 2008 Plan authorizes the Compensation Committee of our Board of Directors to provide stock-based compensation in the form of stock options, share appreciation rights, restricted stock, restricted stock units, performance shares, performance units and other performance- or value-based awards structured by the Compensation Committee within parameters set forth in the 2008 Plan, including custom awards that are denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, shares of our common stock, or factors that may influence the value of our common stock or that are valued based on our performance or the performance of any of our subsidiaries or business units or other factors designated by the Compensation Committee, as well as incentive bonuses, for the purpose of providing incentives and rewards for performance to the directors, officers, and employees of, and consultants to, Activision Blizzard and its subsidiaries.

While the Compensation Committee has broad discretion to create equity incentives, our stock-based compensation program for the most part currently utilizes a combination of options and restricted stock units. Options have time-based vesting schedules, generally vesting annually over a period of three to five years, and all options expire ten years from the grant date. Restricted stock units either have time-based vesting schedules, generally vesting in their entirety on the third anniversary of the date of grant, or vesting annually over a period of three to five years, or vest only if certain performance measures are met. In addition, under the terms of the 2008 Plan, the exercise price for the options must be equal to or greater than the closing price per share of our common stock on the date the award is granted, as reported on NASDAQ.

At December 31, 2011, 102 million shares of our common stock were available for issuance under the 2008 Plan. The number of shares of our common stock reserved for issuance under the 2008 Plan may be further increased from time to time by: (i) the number of shares relating to awards outstanding under any prior stock compensation plans that: (a) expire, or are forfeited, terminated or cancelled, without the issuance of shares; (b) are settled in cash in lieu of shares; or (c) are exchanged, prior to the issuance of shares of our common stock, for awards not involving our common stock; and (ii) if the exercise price of any option outstanding under any prior plan is, or the tax withholding requirements with respect to any award outstanding under any prior plan are, satisfied by withholding shares otherwise then deliverable in respect of the award or the actual or constructive transfer to the Company of shares already owned, the number of shares equal to the withheld or transferred shares. At December 31, 2011, we had approximately 55 million shares of our common stock reserved for future issuance under the 2008 Plan. Shares issued in connection with awards made under the 2008 Plan are generally issued as new stock issuances.

Method and Assumptions on Valuation of Stock Options

Our employee stock options have features that differentiate them from exchange- traded options. These features include lack of transferability, early exercise, vesting restrictions, pre- and post-vesting termination provisions, blackout dates, and time-varying inputs. In addition, some of the options have non-traditional features, such as accelerated vesting upon the satisfaction of certain performance conditions that must be reflected in the valuation. A binomial-lattice model was selected because it is better able to explicitly address these features than closed-form models such as the Black- Scholes model, and is able to reflect expected future changes in model inputs, including changes in volatility, during the option's contractual term.

We have estimated expected future changes in model inputs during the option's contractual term. The inputs required by our binomial-lattice model include expected volatility, risk-free interest rate, risk-adjusted stock return, dividend yield, contractual term, and vesting schedule, as well as measures of employees' exercise and post-vesting termination behavior. Statistical methods were used to estimate employee rank- specific termination rates. These termination rates, in turn, were used to model the number of options that are expected to vest and post-vesting termination behavior. An exercise multiple based on a stock to strike price ratio was used to reflect the employee exercise behavior pattern.

The following tables present the weighted-average assumptions and the weighted-average fair value at grant date using the binomial-lattice model:

	Employee and director options		
	For the Year Ended December 31, 2011	For the Year Ended December 31, 2010	For the Year Ended December 31, 2009
Expected life (in years)	6.58	5.79	5.95
Risk free interest rate	1.91%	2.97%	3.63%
Volatility	43.50%	46.20%	53.00%
Dividend yield	1.34%	1.33%	—%
Weighted-average fair value at grant date	$4.17	$3.98	$5.40

To estimate volatility for the binomial-lattice model, we use methods that consider the implied volatility method based upon the volatilities for exchange- traded options on our stock to estimate short-term volatility, the historical method (annualized standard deviation of the instantaneous returns on Activision Blizzard's stock) during the option's contractual term to estimate long-term volatility, and a statistical model to estimate the transition or "mean reversion" from short-term volatility to long-term volatility. Based on these methods, for options granted during the year ended December 31, 2011, the expected stock price volatility ranged from 30.03% to 46.03%.

As is the case for volatility, the risk-free rate is assumed to change during the option's contractual term. Consistent with the calculation required by a binomial-lattice model, the risk-free rate reflects the interest from one time period to the next ("forward rate") as opposed to the interest rate from the grant date to the given time period ("spot rate"). The expected dividend yield assumption for options granted during the year ended December 31, 2011 is based on the Company's historical and expected future amount of dividend payouts.

The expected life of employee stock options represents the weighted-average period the stock options are expected to remain outstanding and is an output from the binomial-lattice model. The expected life of employee stock options depends on all of the underlying assumptions and calibration of our model. A binomial-lattice model can be viewed as assuming that employees will exercise their options when the stock price equals or exceeds an exercise multiples, of which the multiple is based on historical employee exercise behaviors.

As stock-based compensation expense recognized in the consolidated statement of operations for the year ended December 31, 2011 is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Forfeitures were estimated based on historical experience.

Accuracy of Fair Value Estimates

We developed the assumptions used in the binomial-lattice model, including model inputs and measures of employees' exercise and post-vesting termination behavior. Our ability to accurately estimate the fair value of stock-based payment awards at the grant date depends upon the accuracy of the model and our ability to accurately forecast model inputs as long as ten years into the future. These inputs include, but are not limited to, expected stock price volatility, risk-free rate, dividend yield, and employee termination rates. Although the fair value of employee stock options is determined using an option- pricing model, the estimates that are produced by this model may not be indicative of the fair value observed between a willing buyer and a willing seller. Unfortunately, it is difficult to determine if this is the case, as markets do not currently exist that permit the active trading of employee stock option and other stock-based instruments.

Stock Option Activities

Stock option activities for the year ended December 31, 2011 are as follows (amounts in millions, except number of shares, which are in thousands, and per share amounts):

	Shares	Weighted-average exercise price	Weighted-average remaining contractual term	Aggregate intrinsic value
Outstanding at December 31, 2010	61,175	$10.46		
Granted	4,052	12.54		
Exercised	(9,605)	7.21		
Forfeited	(1,719)	11.11		
Expired	(741)	15.13		
Outstanding at December 31, 2011	53,162	11.12	6.49	$101
Vested and expected to vest at December 31, 2011	51,391	$11.08	5.91	$100
Exercisable at December 31, 2011	36,273	$10.57	5.66	$92

The aggregate intrinsic value in the table above represents the total pretax intrinsic value (*i.e.*, the difference between our closing stock price on the last trading day of the period and the exercise price, times the number of options where the exercise price is below the closing stock price) that would have been received by the option holders had all option holders exercised their options on that date. This amount changes as it is based on the fair market value of our stock. Total intrinsic value of options actually exercised was $47 million, $104 million, and $312 million for the years ended December 31, 2011, 2010, and 2009, respectively. Total grant date fair value of options vested was $57 million, $114 million, and $143 million for the years ended December 31, 2011, 2010, and 2009, respectively.

At December 31, 2011, $33 million of total unrecognized compensation cost related to stock options is expected to be recognized over a weighted- average period of 1.4 years.

Income tax benefit from stock option exercises was $28 million, $36 million, and $85 million for the years ended December 31, 2011, 2010, and 2009, respectively.

Non-Plan Employee Stock Options Granted to Executives

In connection with prior employment agreements between Activision, Inc. and Robert A. Kotick, our Chief Executive Officer, and Brian G. Kelly, our Co-Chairman, Mr. Kotick and Mr. Kelly were previously granted options to purchase common stock of Activision, Inc. which were not awarded under a stockholder- or board-approved plan. These awards were assumed as a result of the Business Combination and accounted for as an exchange for options to purchase our common stock. All non-plan options were exercised during 2009.

Restricted Stock Units and Restricted Stock Awards Activities

We grant restricted stock units and restricted stock awards (collectively referred to as "restricted stock rights") under the 2008 Plan to employees around the world, and we have assumed as a result of the Business Combination the restricted stock rights granted by Activision, Inc. Restricted stock rights entitle the holders thereof to receive shares of our common stock at the end of a specified period of time or otherwise upon a specified occurrence (which may include the satisfaction of a performance measure). Restricted stock awards are issued and outstanding upon grant. Holders of restricted stock rights are restricted from selling the shares until they vest. Upon vesting of restricted stock rights, we may withhold shares otherwise deliverable to satisfy tax withholding requirements. Restricted stock rights are subject to forfeiture and transfer restrictions. Vesting for restricted stock rights is contingent upon the holders' continued employment with us and may be subject to other conditions (which may include the satisfaction of a performance measure). If the vesting conditions are not met, unvested restricted stock rights will be forfeited.

In connection with the consummation of the Business Combination, on July 9, 2008, Robert A. Kotick, our Chief Executive Officer, received a grant of 2,500,000 market performance-based restricted shares, which vest in 20% increments on each of the first, second, third, and fourth anniversaries of the date of grant, with another 20% vesting on December 31, 2012, the expiration date of Mr. Kotick's employment agreement with the Company, in each case subject to the Company attaining the specified compound annual total shareholder return target for that vesting period. If the Company does not achieve the market performance measure for a vesting period, no performance shares will vest for that vesting period. If, however, the Company achieves the market performance measure for a subsequent vesting period, then all of the performance shares that would have vested on the previous vesting date will vest on the vesting date when the market performance measure is achieved.

The following table summarizes our restricted stock rights activity for the year ended December 31, 2011 (amounts in thousands except per share amounts):

	Restricted Stock Rights	Weighted-Average Grant Date Fair Value
Balance at December 31, 2010	16,572	$11.62
Granted	4,918	12.30
Vested	(3,125)	12.25
Forfeited	(1,226)	12.34
Balance at December 31, 2011	17,139	12.28

At December 31, 2011, approximately $88 million of total unrecognized compensation cost was related to restricted stock rights, of which $11 million was related to performance shares, which cost is expected to be recognized over a weighted-average period of 1.82 years and 1.46 years, respectively. Total grant date fair value of restricted stock rights vested was $37 million, $40 million, and $28 million for the years ended December 31, 2011, 2010, and 2009, respectively.

Stock-Based Compensation Expense

The following table sets forth the total stock-based compensation expense included in our consolidated statements of operations for the years ended December 31, 2011, 2010, and 2009 (amounts in millions):

	For the Years Ended December 31,		
	2011	2010	2009
Cost of sales—software royalties and amortization	$10	$65	$34
Product development	40	12	40
Sales and marketing	6	8	9
General and administrative	47	46	71
Restructuring	—	—	2
Stock-based compensation expense before income taxes	103	131	156
Income tax benefit	(38)	(51)	(61)
Total stock-based compensation expense, net of income tax benefit	$65	$80	$95

The following table summarizes stock-based compensation included in our consolidated balance sheets as a component of "Software development" (amounts in millions):

	Software Development
Balance at December 31, 2008	$42
Stock-based compensation expense capitalized and deferred during period	102
Amortization of capitalized and deferred stock-based compensation expense	(90)
Balance at December 31, 2009	$54
Stock-based compensation expense capitalized and deferred during period	63
Amortization of capitalized and deferred stock-based compensation expense	(97)
Balance at December 31, 2010	$20
Stock-based compensation expense capitalized and deferred during period	27
Amortization of capitalized and deferred stock-based compensation expense	(37)
Balance at December 31, 2011	$10

19. Capital transactions

Repurchase Program

On February 2, 2012, our Board of Directors authorized a new stock repurchase program under which we may repurchase up to $1 billion of our common stock, on terms and conditions to be determined by the Company, during the period between April 1, 2012 and the earlier of March 31, 2013 and a determination by the Board of Directors to discontinue the repurchase program.

On February 3, 2011, our Board of Directors authorized a new stock repurchase program (the "2011 Stock Repurchase Program") under which we may repurchase up to $1.5 billion of our common stock, on terms and conditions to be determined by the Company, until the earlier of March 31, 2012 and a determination by the Board of Directors to discontinue the repurchase program. During the year ended December 31, 2011, we repurchased 59 million shares of our common stock for $670 million pursuant to the 2011 Stock Repurchase Program. Additionally, in January 2012, we settled the purchase of 1 million shares of our common stock that we had committed to repurchase in December 2011 pursuant to this program for $12 million.

On February 10, 2010, we announced that our Board of Directors authorized a new stock repurchase program (the "2010 Stock Repurchase Program") under which we were authorized to repurchase up to $1 billion of our common stock. During the year ended December 31, 2010, we repurchased 84 million shares of our common stock for $944 million pursuant to the 2010 Stock Repurchase Program. In January 2011, we settled a $22 million purchase of 1.8 million shares of our common stock that we had agreed to repurchase in December 2010 pursuant to the 2010 Stock Repurchase Program. The 2010 Stock Repurchase Program expired on December 31, 2010.

On November 5, 2008, we announced that our Board of Directors authorized a stock repurchase program (the "2008-2009 Stock Repurchase Program") under which we were authorized to repurchase up to $1 billion of our common stock. On July 31, 2009, our Board of Directors authorized an increase of $250 million to the 2008-2009 Stock Repurchase Program bringing the total authorization to $1.25 billion. During 2009, we repurchased 101 million shares of our common stock for an aggregate purchase price of $1,109 million pursuant to the 2008-2009 Stock Repurchase Program. In January 2010, we settled a $15 million purchase of 1.3 million shares of our common stock that we had agreed to repurchase in December 2009 pursuant to the 2008-2009 Stock Repurchase Program, completing that program.

Dividend

On February 9, 2012, our Board of Directors declared a cash dividend of $0.18 per common share to be paid on May 16, 2012 to shareholders of record at the close of business on March 21, 2012.

On February 9, 2011, our Board of Directors declared a cash dividend of $0.165 per common share payable on May 11, 2011 to shareholders of record at the close of business on March 16, 2011, and on May 11, 2011, we made a cash dividend payment of $192 million to such shareholders. On August 12, 2011, the Company made dividend equivalent payments of $2 million related to this cash dividend to the holders of restricted stock units.

On February 10, 2010, Activision Blizzard's Board of Directors declared a cash dividend of $0.15 per common share payable on April 2, 2010 to shareholders of record at the close of business on February 22, 2010, and on April 2, 2010, we made a cash dividend payment of $187 million to such shareholders. On October 22, 2010, the Company made dividend equivalent payments of $2 million related to this cash dividend to the holders of restricted stock units.

20. Accumulated Other Comprehensive Income (Loss)

The components of accumulated other comprehensive income (loss) at December 31, 2011 and 2010 were as follows (amounts in millions):

	At December 31, 2011	At December 31, 2010
Foreign currency translation adjustment	$(72)	$(11)
Unrealized depreciation on investments, net of deferred income taxes of $0 and $(1) for December 31, 2011 and 2010, respectively	—	(2)
Accumulated other comprehensive loss	$(72)	$(13)

Income taxes were not provided for foreign currency translation items as these are considered indefinite investments in non-U.S. subsidiaries.

21. Supplemental Cash Flow Information

Supplemental cash flow information is as follows (amounts in millions):

	For the Years Ended December 31,		
	2011	2010	2009
Supplemental cash flow information:			
Cash paid for income taxes	$317	$255	$257
Cash paid for interest	4	2	5

22. Related Party Transactions

Treasury

Our foreign currency risk management program seeks to reduce risks arising from foreign currency fluctuations. We use derivative financial instruments, primarily currency forward contracts and swaps, with Vivendi as our principal counterparty. The gross notional amount of outstanding foreign exchange swaps was $85 million and $138 million at December 31, 2011 and 2010, respectively. A pretax net unrealized loss of $1 million and unrealized gain of less than a million for the years ended December 31, 2011 and 2010, respectively, resulted from the foreign exchange contracts and swaps with Vivendi and were recognized in the consolidated statements of operations.

Others

Activision Blizzard has entered into various transactions and agreements, including cash management services, investor agreement, tax sharing agreement, and music royalty agreements with Vivendi and its subsidiaries and affiliates. Effective July 23, 2010, we terminated our unsecured credit agreement with Vivendi, the lender, which provided for a revolving credit facility of up to $475 million. None of these services, transactions and agreements with Vivendi and its subsidiaries and affiliates is material either individually or in the aggregate to the consolidated financial statements as a whole.

In addition, we are party to a number of agreements with Universal Music Group, a wholly owned subsidiary of Vivendi, and its affiliates. These agreements pertain to the licensing of master recordings and compositions for our games and for marketing and promotional purposes. We expensed and paid an aggregate of $5 million, $12 million and $14 million in royalties and other fees (including fees relating to the marketing of artists whose music was licensed for our games) to Universal Music Group and its affiliates for those uses during the years ended December 31, 2011, 2010 and 2009, respectively. Royalty amounts due to Universal Music Group and its affiliates are not material at December 31, 2011, 2010 and 2009.

23. Recently Issued Accounting Pronouncements

In May 2011, the FASB issued an update to the accounting rules for fair value measurement to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards ("IFRS"). This update changes certain fair value measurement principles and enhances the disclosure requirements for fair value measurements. This update does not extend the use of fair value accounting, but provides guidance on how it should be applied where its use is already required or permitted by other standards within U.S. GAAP or IFRS. This update is effective for interim and annual periods beginning after December 15, 2011 and is applied prospectively. The adoption of this update on January 1, 2012 will not have a material impact on the consolidated financial statements.

In June 2011, the FASB issued an update to the accounting on comprehensive income to increase the prominence of items reported in other comprehensive income and to facilitate convergence of U.S. GAAP and IFRS. This update requires that all non-owner changes in stockholders' equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. This update does not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. Further, this update does not affect how earnings per share is calculated or presented. This update is effective for interim and annual periods beginning after December 15, 2011 and is applied retrospectively. The adoption of this update on January 1, 2012 will not have a material impact on the consolidated financial statements.

In September 2011, the FASB issued an update to the authoritative guidance related to goodwill impairment testing. This update gives companies the option to first perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount before performing the two-step test mandated prior to the update. If, after assessing the totality of events and circumstances, a company determines it is more likely than not that the fair value of a reporting unit is less than its carrying amount, then it must perform the two-step test. Otherwise, a company may skip the two-step test. Companies are not required to perform the qualitative assessment and may, instead proceed directly to the first step of the two-part test. This update is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. The adoption of this update on January 1, 2012 will not have a material impact on the consolidated financial statements.

24. Subsequent events

Repurchase Program. On February 2, 2012, our Board of Directors authorized a new stock repurchase program under which we may repurchase up to $1 billion of our common stock, on terms and conditions to be determined by the Company, during the period between April 1, 2012 and the earlier of March 31, 2013 and a determination by the Board of Directors to discontinue the repurchase program.

Cash Dividend. On February 9, 2012, our Board of Directors declared a cash dividend of $0.18 per common share payable on May 16, 2012 to shareholders of record as of March 21, 2012.

25. Quarterly Financial and Market Information (Unaudited)

	For the Quarters Ended			
	December 31, 2011	September 30, 2011	June 30, 2011	March 31, 2011
	(Amounts in millions, except per share data)			
Net revenues	$1,407	$754	$1,146	$1,449
Cost of sales	722	237	343	452
Operating income	25	162	467	674
Net income	99	148	335	503
Basic earnings per share	0.09	0.13	0.29	0.42
Diluted earnings per share	0.08	0.13	0.29	0.42

	For the Quarters Ended			
	December 31, 2010	September 30, 2010	June 30, 2010	March 31, 2010
	(Amounts in millions, except per share data)			
Net revenues	$1,427	$745	$967	$1,308
Cost of sales	878	349	368	535
Operating (loss) income	(397)	55	300	511
Net (loss) income	(233)	51	219	381
Basic (loss) earnings per share	(0.20)	0.04	0.18	0.30
Diluted (loss) earnings per share	(0.20)	0.04	0.17	0.30

MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS, AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is quoted on the NASDAQ National Market under the symbol "ATVI."

The following table sets forth, for the periods indicated, the high and low reported sale prices for our common stock. At February 16, 2012, there were 1,813 holders of record of our common stock.

	High	Low
2010		
First Quarter Ended March 31, 2010	$12.18	$9.93
Second Quarter Ended June 30, 2010	12.58	9.99
Third Quarter Ended September 30, 2010	12.09	10.32
Fourth Quarter Ended December 31, 2010	12.65	10.78
2011		
First Quarter Ended March 31, 2011	$12.64	$10.40
Second Quarter Ended June 30, 2011	12.06	10.85
Third Quarter Ended September 30, 2011	12.30	10.40
Fourth Quarter Ended December 31, 2011	14.40	11.60

Stock Performance Graph

This performance graph shall not be deemed "filed" for purposes of Section 18 of the Exchange Act or otherwise subject to the liabilities under that Section, and shall not be deemed to be incorporated by reference into any filing of Activision Blizzard Inc. under the Exchange Act or the Securities Act of 1933, as amended.

The graph below matches the cumulative 69-month total return of holders of our common stock with the cumulative total returns of the NASDAQ Composite index and the RDG Technology Composite index. The graph assumes that the value of the investment in our common stock and in each of the indexes (including reinvestment of dividends) was $100 on March 31, 2006 and tracks each such investment through December 31, 2011.

For periods prior to July 9, 2008, before the Business Combination, the share price information for the Company is for Activision, Inc. In connection with the Business Combination, Activision, Inc. changed its name to Activision Blizzard, Inc. and changed its fiscal year end from March 31 to December 31.

COMPARISON OF 69 MONTH CUMULATIVE TOTAL RETURN*
Among Activision Blizzard, Inc., the NASDAQ Composite Index,
and the RDG Technology Composite Index



$250
$200
$150
$100
$50
$0
3/31/06
3/31/07
3/31/08
12/31/08
12/31/09
12/31/10
12/31/11
Activision Blizzard, Inc.
NASDAQ Composite
RDG Technology Composite

* 100 invested on 3/31/06 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

	3/06	3/07	3/08	12/08	12/09	12/10	12/11
Activision Blizzard, Inc.	**100.00**	**137.35**	**198.04**	**125.31**	**161.13**	**182.91**	**183.90**
NASDAQ Composite	**100.00**	**106.12**	**100.26**	**69.58**	**100.89**	**118.80**	**117.43**
RDG Technology Composite	**100.00**	**103.63**	**100.69**	**67.68**	**108.89**	**122.84**	**122.60**

The stock price performance included in this graph is not necessarily indicative of future stock price performance.

Cash Dividends

On February 9, 2012, our Board of Directors declared a cash dividend of $0.18 per common share payable on May 16, 2012 to shareholders of record at the close of business on March 21, 2012.

On February 9, 2011, our Board of Directors declared a cash dividend of $0.165 per common share payable on May 11, 2011 to shareholders of record at the close of business on March 16, 2011, and on May 11, 2011, we made an aggregate cash dividend payment of $192 million to such shareholders. On August 12, 2011, the Company made dividend equivalent payments of $2 million related to that cash dividend to the holders of restricted stock units.

On February 10, 2010, our Board of Directors declared a cash dividend of $0.15 per common share payable on April 2, 2010 to shareholders of record at the close of business on February 22, 2010 and on April 2, 2010, we made an aggregate cash dividend payment of $189 million to such shareholders. Additionally, on October 22, 2010, the Company made dividend equivalent payments of $2 million related to that cash dividend to the holders of restricted stock units.

We did not pay cash dividends in 2009. Future dividends will depend upon our earnings, financial condition, cash requirements, future prospects, and other factors deemed relevant by our Board of Directors. There can be no assurances that dividends will be declared in the future.

Return of capital to Vivendi related to settlement of pre-Business Combination taxes

Prior to the Business Combination, Vivendi Games' income taxes are presented in the financial statements as if Vivendi Games were a stand-alone taxpayer even though Vivendi Games' operating results are included in the consolidated federal, certain foreign, and state and local income tax returns of Vivendi or Vivendi's subsidiaries. Based on the subsequent filing of these tax returns by Vivendi or Vivendi's subsidiaries, we determined that the amount paid by Vivendi Games was greater than the actual amount due (and settled) based upon filing of these returns. This difference between the amount paid and the actual amount due (and settled) represents a return of capital to Vivendi which, in accordance with the terms of the Business Combination agreement, occurred immediately prior to the close of the Business Combination.

Issuer Purchase of Equity Securities (amounts in millions, except number of shares and per share data)

The following table provides the number of shares purchased and average price paid per share during each quarter of 2011, the total number of shares purchased as part of our publicly announced share repurchase programs, and the approximate dollar value of shares that could still be purchased under our $1.5 billion stock repurchase program as of the end of each relevant period.

Period	Total number of shares purchased(1)(2)(3)	Average price paid per share	Total number of shares purchased as part of publicly announced plans or programs(1)(2)	Approximate dollar value of shares that may yet be purchased under the plans or programs (in millions)
January 1, 2011—March 31, 2011	29,425,935	$10.95	29,425,935	$1,178,799,876
April 1, 2011—June 30, 2011	14,089,448	11.21	14,089,448	1,020,884,422
July 1, 2011—September 30, 2011	1,991,457	11.61	1,991,457	997,758,050
October 1, 2011—October 31, 2011	1,094,364	11.91	1,094,364	984,727,826
November 1, 2011—November 30, 2011	2,625,000	11.89	2,625,000	953,520,526
December 1, 2011—December 31, 2011	10,266,232	12.05	10,266,232	829,862,703
Subtotal for the fourth quarter of 2011	13,985,596	12.00	13,985,596	
Total	59,492,436	$11.28	59,492,436	

(1) These purchases were made pursuant to the stock repurchase program (the "2011 Stock Repurchase Program") authorized by our Board of Directors on February 3, 2011 and announced on February 9, 2011 pursuant to which we may repurchase up to $1.5 billion of our common stock from time to time on the open market or in private transactions, including structured or accelerated transactions, on terms and conditions to be determined by the Company, until the earlier of March 31, 2012 and a determination by the Board of Directors to discontinue the repurchase program. In addition to the repurchases in the table, in January 2012, we settled the purchase of 1 million shares of our common stock that we had committed to repurchase in December 2011 pursuant to the 2011 Stock Repurchase Program for $12 million.

(2) In addition to purchases under the 2011 Stock Repurchase Program, included in this column are transactions under the Company's equity compensation plans involving the delivery to the Company of an aggregate of 94,550 shares of our common stock, with an average value of $10.92 per share as of the date of delivery, to satisfy tax withholding obligations in connection with the vesting of restricted stock awards to our employees.

(3) This table excludes a $22 million purchase of 1.8 million shares of our common stock that we had agreed to repurchase in December 2010 pursuant to a stock repurchase program under which we were authorized to repurchase up to $1 billion of the Company's common stock until December 31, 2010.

On February 2, 2012, our Board of Directors authorized a stock repurchase program pursuant to which we may repurchase up to $1 billion of the Company's common stock from time to time on the open market or in private transactions, including structured or accelerated transactions, on terms and conditions to be determined by the Company, during the period between April 1, 2012 and the earlier of March 31, 2013 and a determination by the Board of Directors to discontinue the repurchase program.

CAUTIONARY STATEMENT

This Annual Report contains, or incorporates by reference, certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements consist of any statement other than a recitation of historical fact and include, but are not limited to: (1) projections of revenues, expenses, income or loss, earnings or loss per share, cash flow or other financial items; (2) statements of our plans and objectives, including those relating to product releases; (3) statements of future economic performance; and (4) statements of assumptions underlying such statements. We generally use words such as "outlook," "forecast," "will," "could," "should," "would," "to be," "plans," "believes," "may," "expects," "intends," "anticipates," "estimate," "future," "positioned," "potential," "project," "remain," "scheduled," "set to," "subject to," "upcoming" and other similar expressions to help identify forward-looking statements. Forward-looking statements are subject to business and economic risk, reflect management's current expectations, estimates and projections about our business, and are inherently uncertain and difficult to predict. Our actual results could differ materially. The forward-looking statements contained herein speak only at the date on which our Form 10-K was first filed. Some of the risk factors that could cause our actual results to differ from those stated in forward-looking statements can be found in "Risk Factors" included in Part I, Item 1A of our Annual Report on Form 10-K. The forward-looking statements contained herein are based upon information available to us as of the date of our Annual Report on Form 10-K and we assume no obligation to update any such forward-looking statements. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of our future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control and may cause actual results to differ materially from current expectations.

ACTIVISION BLIZZARD, INC. AND SUBSIDIARIES
SUPPLEMENTAL FINANCIAL INFORMATION
(Amounts in millions)

	Three Months Ended				
	December 31, 2009	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010
Cash Flow Data					
Operating Cash Flow	$ 813	$ 227	$ (26)	$ 182	$ 993
Operating Cash Flow - TTM[1]	1,183	1,083	1,175	1,196	1,376
Capital Expenditures	28	12	27	37	21
Capital Expenditures - TTM[1]	69	71	84	104	97
Non-GAAP Free Cash Flow[2]	785	215	(53)	145	972
Non-GAAP Free Cash Flow - TTM[1]	$ 1,114	$ 1,012	$ 1,091	$ 1,092	$ 1,279

	Three Months Ended			
	March 31, 2011	June 30, 2011	September 30, 2011	December 31, 2011
Cash Flow Data				
Operating Cash Flow	$ 134	$ (78)	$ 46	$ 850
Operating Cash Flow - TTM[1]	1,283	1,231	1,095	952
Capital Expenditures	4	14	29	25
Capital Expenditures - TTM[1]	89	76	68	72
Non-GAAP Free Cash Flow[2]	130	(92)	17	825
Non-GAAP Free Cash Flow - TTM[1]	$ 1,194	$ 1,155	$ 1,027	$ 880

[1] TTM represents trailing twelve months. Operating Cash Flow for the year ended December 31, 2009, three months ended September 30, 2009, three months ended June 30, 2009, and three months ended March 31, 2009 was $1,183 million, $161 million, $(181) million, and $327 million, respectively. Capital expenditures for the year ended December 31, 2009, three months ended September 30, 2009, three months ended June 30, 2009, and three months ended March 31, 2009 was $69 million, $17 million, $14 million, and $10 million, respectively.

[2] Non-GAAP free cash flow represents operating cash flow minus capital expenditures.

ACTIVISION BLIZZARD, INC. AND SUBSIDIARIES
FINANCIAL INFORMATION
For the Year Ended December 31, 2011, 2010 and 2009
(Amounts in millions)

	Year Ended					
	December 31, 2011		**December 31, 2010**		**December 31, 2009**	
	Amount	**% of Total**	**Amount**	**% of Total**	**Amount**	**% of Total**
GAAP Net Revenues by Distribution Channel						
Retail channel	$ 2,697	57 %	$ 2,629	59 %	$ 2,622	61 %
Digital online channels*	1,640	34	1,440	32	1,234	29
Total Activision and Blizzard	4,337	91	4,069	91	3,856	90
Distribution	418	9	378	9	423	10
Total consolidated GAAP net revenues	4,755	100	4,447	100	4,279	100
Change in Deferred Net Revenues[1]						
Retail channel	(185)		251		457	
Digital online channels*	(81)		105		39	
Total changes in deferred net revenues	(266)		356		496	
Non-GAAP Net Revenues by Distribution Channel						
Retail channel	2,512	56	2,880	60	3,079	64
Digital online channels*	1,559	35	1,545	32	1,273	27
Total Activision and Blizzard	4,071	91	4,425	92	4,352	91
Distribution	418	9	378	8	423	9
Total non-GAAP net revenues [2]	$ 4,489	100 %	$ 4,803	100 %	$ 4,775	100 %

[1] We provide net revenues including (in accordance with GAAP) and excluding (non-GAAP) the impact of changes in deferred net revenues.

[2] Total non-GAAP net revenues presented also represents our total operating segment net revenues.

* Net revenues from digital online channel represent revenues from subscriptions and memberships, licensing royalties, value-added services, downloadable content, digitally distributed products, and wireless devices.

ACTIVISION BLIZZARD, INC. AND SUBSIDIARIES
RECONCILIATION OF GAAP NET INCOME TO NON-GAAP MEASURES
(Amounts in millions, except earnings per share data)

Year Ended December 31, 2011		Net Revenues	Cost of Sales - Product Costs	Cost of Sales - Online Subscriptions	Cost of Sales - Software Royalties and Amortization	Cost of Sales - Intellectual Property Licenses	Product Development	Sales and Marketing	General and Administrative	Restructuring	Total Costs and Expenses
GAAP Measurement		$ 4,755	$ 1,134	$ 238	$ 218	$ 165	$ 646	$ 545	$ 456	$ 25	$ 3,427
Less: Net effect from deferral in net revenues and related cost of sales	(a)	(266)	(11)	-	(48)	(24)	-	-	-	-	(83)
Less: Stock-based compensation	(b)	-	-	-	(10)	-	(40)	(6)	(47)	-	(103)
Less: Restructuring	(c)	-	-	-	-	-	-	-	(1)	(25)	(26)
Less: Amortization of intangible assets	(d)	-	(2)	-	(1)	(69)	-	-	-	-	(72)
Less: Impairment of goodwill	(e)	-	-	-	-	-	-	-	(12)	-	(12)
Non-GAAP Measurement		$ 4,489	$ 1,121	$ 238	$ 159	$ 72	$ 606	$ 539	$ 396	$ -	$ 3,131

Year Ended December 31, 2011		Operating Income	Net Income	Basic Earnings (Loss) per Share	Diluted Earnings (Loss) per Share
GAAP Measurement		$ 1,328	$ 1,085	$ 0.93	$ 0.92
Less: Net effect from deferral in net revenues and related cost of sales	(a)	(183)	(151)	(0.13)	(0.13)
Less: Stock-based compensation	(b)	103	76	0.07	0.06
Less: Restructuring	(c)	26	19	0.02	0.02
Less: Amortization of intangible assets	(d)	72	46	0.04	0.04
Less: Impairment of goodwill	(e)	12	12	0.01	0.01
Non-GAAP Measurement		$ 1,358	$ 1,087	$ 0.93	$ 0.93

(a) Reflects the net change in deferred net revenues and related cost of sales.
(b) Includes expense related to stock-based compensation.
(c) Reflects restructuring related to our Activision Publishing operations.
(d) Reflects amortization of intangible assets.
(e) Reflects impairment of goodwill.

The company calculates earnings per share pursuant to the two-class method which requires the allocation of net income between common shareholders and participating security holders. Net income attributable to Activision Blizzard Inc. common shareholders used to calculate non-GAAP earnings per common share assuming dilution was $1,071 million for the year ended December 31, 2011 as compared to the total non-GAAP net income of $1,087 million for the same period.

The per share adjustments are presented as calculated, and the GAAP and non-GAAP earnings per share information is also presented as calculated. The sum of these measures, as presented, may differ due to the impact of rounding.

ACTIVISION BLIZZARD, INC. AND SUBSIDIARIES
RECONCILIATION OF GAAP NET INCOME TO NON-GAAP MEASURES
(Amounts in millions, except earnings per share data)

Year Ended December 31, 2010		Net Revenues	Cost of Sales - Product Costs	Cost of Sales - Online Subscriptions	Cost of Sales - Software Royalties and Amortization	Cost of Sales - Intellectual Property Licenses	Product Development	Sales and Marketing	General and Administrative	Impairment of Intangible Assets	Total Costs and Expenses
GAAP Measurement		$ 4,447	$ 1,350	$ 241	$ 338	$ 197	$ 635	$ 516	$ 375	$ 326	$ 3,978
Less: Net effect from deferral in net revenues and related cost of sales	(a)	356	3	-	29	5	-	-	-	-	37
Less: Stock-based compensation	(b)	-	-	-	(65)	-	(12)	(8)	(46)	-	(131)
Less: Restructuring (included in general and administrative)	(c)	-	-	-	-	-	-	-	(3)	-	(3)
Less: Amortization of intangible assets	(d)	-	(5)	-	(15)	(102)	-	-	(1)	-	(123)
Less: Impairment of intangible assets	(e)	-	-	-	-	-	-	-	-	(326)	(326)
Non-GAAP Measurement		$ 4,803	$ 1,348	$ 241	$ 287	$ 100	$ 623	$ 508	$ 325	$ -	$ 3,432

Year Ended December 31, 2010		Operating Income	Net Income	Basic Earnings per Share	Diluted Earnings per Share
GAAP Measurement		$ 469	$ 418	$ 0.34	$ 0.33
Less: Net effect from deferral in net revenues and related cost of sales	(a)	319	232	0.19	0.19
Less: Stock-based compensation	(b)	131	88	0.07	0.07
Less: Restructuring (included in general and administrative)	(c)	3	2	-	-
Less: Amortization of intangible assets	(d)	123	53	0.04	0.04
Less: Impairment of intangible assets	(e)	326	198	0.16	0.16
Non-GAAP Measurement		$ 1,371	$ 991	$ 0.81	$ 0.79

(a) Reflects the net change in deferred net revenues and related cost of sales.

(b) Includes expense related to stock-based compensation.

(c) Reflects restructuring related to the Business Combination with Vivendi Games. Restructuring activities includes severance costs, facility exit costs and balance sheet write down and exit costs from the cancellation of projects.

(d) Reflects amortization of intangible assets.

(e) Reflects impairment of intangible assets acquired as a result of purchase accounting.

The company calculates earnings per share pursuant to the two-class method which requires the allocation of net income between common shareholders and participating security holders. Net income attributable to Activision Blizzard Inc common shareholders used to calculate non-GAAP earnings per common share assuming dilution was $982 million for the year ended December 31, 2010 as compared to the total non-GAAP net income of $991 million for the same period.

The per share adjustments are presented as calculated, and the GAAP and non-GAAP earnings per share information is also presented as calculated. The sum of these measures, as presented, may differ due to the impact of rounding.

ACTIVISION BLIZZARD, INC. AND SUBSIDIARIES
RECONCILIATION OF GAAP NET INCOME TO NON-GAAP MEASURES
(Amounts in millions, except earnings per share data)

Year Ended December 31, 2009		Net Revenues	Cost of Sales - Product Costs	Cost of Sales - MMORPG	Cost of Sales - Software Royalties and Amortization	Cost of Sales - Intellectual Property Licenses	Product Development	Sales and Marketing	General and Administrative	Impairment of Intangible Assets	Re-structuring	Total Costs and Expenses
GAAP Measurement		$ 4,279	$ 1,432	$ 212	$ 348	$ 315	$ 627	$ 544	$ 395	$ 409	$ 23	$ 4,305
Less: Net effect from deferral in net revenues and related cost of sales	(a)	497	115	-	(4)	(2)	-	5	-	-	-	114
Less: Stock-based compensation	(b)	-	-	-	(34)	-	(40)	(9)	(71)	-	-	(154)
Less: Results of Activision Blizzard's non-core exit operations	(f)	(1)	-	-	-	-	4	(3)	(10)	-	-	(9)
Less: Costs related to the Business Combination, integration and restructuring	(c)	-	-	-	-	-	-	-	(24)	-	(23)	(47)
Less: Amortization of intangible assets and purchase price accounting related adjustments	(d)	-	(5)	-	(66)	(186)	-	-	(2)	-	-	(259)
Less: Impairment of intangible assets	(e)	-	-	-	-	-	-	-	-	(409)	-	(409)
Non-GAAP Measurement		$ 4,775	$ 1,542	$ 212	$ 244	$ 127	$ 591	$ 537	$ 288	$ -	$ -	$ 3,541

Year Ended December 31, 2009		Operating Income (Loss)	Net Income	Basic Earnings per Share	Diluted Earnings per Share
GAAP Measurement		$ (26)	$ 113	$ 0.09	$ 0.09
Less: Net effect from deferral in net revenues and related cost of sales	(a)	383	279	0.22	0.21
Less: Stock-based compensation	(b)	154	96	0.07	0.07
Less: Results of Activision Blizzard's non-core exit operations	(f)	8	4	-	-
Less: Costs related to the Business Combination, integration and restructuring	(c)	47	28	0.02	0.02
Less: Amortization of intangible assets and purchase price accounting related adjustments	(d)	259	141	0.11	0.11
Less: Impairment of intangible assets	(e)	409	249	0.19	0.19
Non-GAAP Measurement		$ 1,234	$ 910	$ 0.70	$ 0.69

(a) Reflects the net change in deferred net revenues and related cost of sales.

(b) Includes expense related to stock-based compensation.

(c) Reflects costs related to the Business Combination with Vivendi Games (including transaction costs, integration costs and restructuring activities). Restructuring activities includes severance costs, facility exit costs and balance sheet write down and exit costs from the cancellation of projects.

(d) Reflects amortization of intangible assets, and the change in the fair value of assets and liabilities from purchase price accounting related adjustments.

(e) Reflects impairment of intangible assets acquired as a result of purchase accounting.

(f) Reflects the results of products and operations from the historical Vivendi Games businesses that the company has exited, divested or wound down.

The per share adjustments are presented as calculated, and the GAAP and non-GAAP earnings per share information is also presented as calculated. The sum of these measures, as presented, may differ due to the impact of rounding.

ACTIVISION BLIZZARD, INC. AND SUBSIDIARIES

FINANCIAL INFORMATION

For the Year Ended December 31, 2011 and 2010

(Amounts in millions)

	Year Ended					
	December 31, 2011		December 31, 2010		$ Increase	% Increase
	Amount	% of Total	Amount	% of Total	(Decrease)	(Decrease)
GAAP Net Revenues by Segment/Platform Mix						
Activision and Blizzard:						
Online subscriptions*	$ 1,357	29 %	$ 1,230	28 %	$ 127	10 %
PC and Other	374	8	325	7	49	15
Sony PlayStation 3	935	20	854	19	81	9
Sony PlayStation 2	13	---	35	1	(22)	(63)
Microsoft Xbox 360	1,140	24	1,033	23	107	10
Nintendo Wii	351	7	408	9	(57)	(14)
Total console^	2,439	51	2,330	52	109	5
Sony PlayStation Portable	15	---	16	---	(1)	(6)
Nintendo 3DS	35	1	---	---	35	NM
Nintendo Dual Screen	117	2	168	4	(51)	(30)
Total handheld	167	3	184	4	(17)	(9)
Total Activision and Blizzard	4,337	91	4,069	91	268	7
Total Distribution	418	9	378	9	40	11
Total Activision and Blizzard	4,755	100	4,447	100	308	7
Change in Deferred Net Revenues (1)						
Activision and Blizzard:						
Online subscriptions*	(202)		191			
PC and Other	(75)		81			
Sony PlayStation 3	36		77			
Microsoft Xbox 360	43		15			
Nintendo Wii	(66)		(16)			
Total console^	13		76			
Nintendo Dual Screen	(2)		8			
Total changes in deferred net revenues	(266)		356			
Non-GAAP Net Revenues by Segment/Platform Mix						
Activision and Blizzard:						
Online subscriptions*	1,155	26	1,421	30	(266)	(19)
PC and Other	299	7	406	8	(107)	(26)
Sony PlayStation 3	971	22	931	19	40	4
Sony PlayStation 2	13	---	35	1	(22)	(63)
Microsoft Xbox 360	1,183	26	1,048	22	135	13
Nintendo Wii	285	6	392	8	(107)	(27)
Total console^	2,452	54	2,406	50	46	2
Sony PlayStation Portable	15	---	16	---	(1)	(6)
Nintendo 3DS	35	1	---	---	35	NM
Nintendo Dual Screen	115	3	176	4	(61)	(35)
Total handheld	165	4	192	4	(27)	(14)
Total Activision and Blizzard	4,071	91	4,425	92	(354)	(8)
Total Distribution	418	9	378	8	40	11
Total non-GAAP net revenues (2)	$ 4,489	100 %	$ 4,803	100 %	$ (314)	(7)%

(1) We provide net revenues including (in accordance with GAAP) and excluding (non-GAAP) the impact of changes in deferred net revenues.
(2) Total non-GAAP net revenues presented also represents our total operating segment net revenues.
* Revenue from online subscriptions consists of revenue from all World of Warcraft products, including subscriptions, boxed products, expansion packs, licensing royalties, and value-added services. It also includes revenues from Call of Duty Elite memberships.
^ Downloadable content and their related revenues are included in each respective console platforms and total console.

ACTIVISION BLIZZARD, INC. AND SUBSIDIARIES
FINANCIAL INFORMATION
For the Year Ended December 31, 2011 and 2010
(Amounts in millions)

	Year Ended					
	December 31, 2011		December 31, 2010		$ Increase	% Increase
	Amount	% of Total	Amount	% of Total	(Decrease)	(Decrease)
GAAP Net Revenues by Geographic Region						
North America	$ 2,405	50 %	$ 2,409	54 %	$ (4)	- %
Europe	1,990	42	1,743	39	247	14
Asia Pacific	360	8	295	7	65	22
Total consolidated GAAP net revenues	4,755	100	4,447	100	308	7
Change in Deferred Net Revenues (1)						
North America	(154)		166			
Europe	(104)		159			
Asia Pacific	(8)		31			
Total changes in net revenues	(266)		356			
Non-GAAP Net Revenues by Geographic Region						
North America	2,251	50	2,575	54	(324)	(13)
Europe	1,886	42	1,902	39	(16)	(1)
Asia Pacific	352	8	326	7	26	8
Total non-GAAP net revenues (2)	$ 4,489	100 %	$ 4,803	100 %	$ (314)	(7)%

1 We provide net revenues including (in accordance with GAAP) and excluding (non-GAAP) the impact of changes in deferred net revenues.

2 Total non-GAAP net revenues presented also represents our total operating segment net revenues.

ACTIVISION BLIZZARD, INC. AND SUBSIDIARIES
SEGMENT INFORMATION
For the Year Ended December 31, 2011 and 2010
(Amounts in millions)

	Year Ended					
	December 31, 2011		December 31, 2010		$ Increase	% Increase
	Amount	% of Total	Amount	% of Total	(Decrease)	(Decrease)
Segment net revenues:						
Activision[(i)]	$ 2,828	59 %	$ 2,769	62 %	$ 59	2 %
Blizzard[(ii)]	1,243	26	1,656	37	(413)	(25)
Distribution[(iii)]	418	9	378	9	40	11
Operating segment total	4,489	94	4,803	108	(314)	(7)
Reconciliation to consolidated net revenues:						
Net effect from deferral of net revenues	266	6	(356)	(8)		
Consolidated net revenues	$ 4,755	100 %	$ 4,447	100 %	$ 308	7 %
Segment income from operations:						
Activision[(i)]	$ 851		$ 511		$ 340	67 %
Blizzard[(ii)]	496		850		(354)	(42)
Distribution[(iii)]	11		10		1	10
Operating segment total	1,358		1,371		(13)	(1)
Reconciliation to consolidated operating income and consolidated income before income tax expense:						
Net effect from deferral of net revenues and related cost of sales	183		(319)			
Stock-based compensation expense	(103)		(131)			
Restructuring	(26)		(3)			
Amortization of intangible assets	(72)		(123)			
Impairment of goodwill/intangible assets	(12)		(326)			
Consolidated operating income	$ 1,328		$ 469		859	183
Investment and other income (expense), net	3		23			
Consolidated income before income tax expense	$ 1,331		$ 492		$ 839	171 %
Operating margin from total operating segments	30.3%		28.5%			

(i) Activision Publishing ("Activision") — publishes interactive entertainment products and contents.
(ii) Blizzard — Blizzard Entertainment, Inc. and its subsidiaries ("Blizzard") publishes PC games and online subscription-based games in the MMORPG category.
(iii) Activision Blizzard Distribution ("Distribution") — distributes interactive entertainment software and hardware products.

Corporate Information

Board of Directors

Jean-Bernard Lévy
Chairman of the Management Board and Chief Executive Officer, Vivendi

Brian G. Kelly
Co-Chairman of the Board, Activision Blizzard

Philippe Capron
Chief Financial Officer, Vivendi

Robert J. Corti
Chairman, Avon Products Foundation

Frédéric Crépin
Senior Vice President, Head of Legal, Vivendi

Lucian Grainge
Chief Executive Officer, Universal Music Group

Robert A. Kotick
President and Chief Executive Officer, Activision Blizzard

Robert J. Morgado
Chairman, Maroley Media Group

Stéphane Roussel
Senior Executive Vice President, Human Resources, Vivendi

Richard Sarnoff
Senior Advisor, Kohlberg Kravis Roberts & Co.

Régis Turrini
Senior Executive Vice President, Strategy and Development, Vivendi

Officers

Robert A. Kotick
President and Chief Executive Officer, Activision Blizzard

Thomas Tippl
Chief Operating Officer, Activision Blizzard

Eric Hirshberg
President and Chief Executive Officer, Activision Publishing

Mike Morhaime
President and Chief Executive Officer, Blizzard Entertainment

Dennis Durkin
Chief Financial Officer, Activision Blizzard

Brian Hodous
Chief Customer Officer, Activision Blizzard

Humam Sakhnini
Chief Strategy and Talent Officer, Activision Blizzard

Chris B. Walther
Chief Legal Officer, Activision Blizzard

Ann E. Weiser
Chief Human Resources Officer, Activision Blizzard

Special Advisors

Michael Griffith
Vice Chairman, Activision Blizzard

Ronald Doornink
Special Advisor, Activision Blizzard

Transfer Agent

Continental Stock Transfer & Trust Company
17 Battery Place
New York, New York 10004
(800) 509-5586

Auditor

PricewaterhouseCoopers LLP
Los Angeles, California

Corporate Headquarters

Activision Blizzard, Inc.
3100 Ocean Park Boulevard
Santa Monica, California 90405
(310) 255-2000

Domestic Offices

Austin, Texas
Carlsbad, California
Dallas, Texas
Eagan, Minnesota
Eden Prairie, Minnesota
El Segundo, California
Encino, California
Foster City, California
Fresno, California
Irvine, California
Los Angeles, California
Menands, New York
Middleton, Wisconsin
New York, New York
Novato, California
Portland, Maine
Rogers, Arkansas
Santa Clara, California
Santa Monica, California
Woodland Hills, California

International Offices

Birmingham, United Kingdom
Buenos Aires, Argentina
Burglengenfeld, Germany
Copenhagen, Denmark
Cork, Ireland
Dublin, Ireland
Hong Kong, China
Leamington Spa, United Kingdom
Legnano, Italy
Madrid, Spain
Mexico City, Mexico
Mississauga, Canada
Munich, Germany
Oslo, Norway
Paris, France
Quebec City, Canada
São Paulo, Brazil
Schiphol, The Netherlands
Seoul, South Korea
Shanghai, China
Singapore
Stockholm, Sweden
Stockley Park, United Kingdom
Sydney, Australia
Taipei, Region of Taiwan
Vancouver, Canada
Venlo, The Netherlands
Versailles, France
Warrington, United Kingdom

World Wide Web Site

www.activisionblizzard.com

E-Mail

IR@ActivisionBlizzard.com

Annual Meeting

June 7, 2012, 8:30 am PDT
Equity Office
3200 Ocean Park Boulevard
Santa Monica, California 90405

Annual Report on Form 10-K

Activision Blizzard's Annual Report on Form 10-K for the calendar year ended December 31, 2011 is available to shareholders without charge upon request by calling our Investor Relations department at (310) 255-2000 or by mailing a request to our Corporate Secretary at our corporate headquarters.

Non-Incorporation

Portions of the Company's 2011 Form 10-K, as filed with the SEC, are included within this Annual Report. Other than these portions of the Form 10-K, all other portions of this Annual Report are not "filed" with the SEC and should not be deemed so.

Annual Report Design by Curran & Connors, Inc. / www.curran-connors.com


ACTIVISION
BLIZZARD

3100 OCEAN PARK BOULEVARD
SANTA MONICA, CALIFORNIA 90405
T: (310) 255-2000
F: (310) 255-2100
WWW.ACTIVISIONBLIZZARD.COM